
02027822

P.E 4-25-02 333-11470

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K



PROCESSED
MAY 0 7 2002
THOMSON FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King's Road, Quarry Bay
Special Administration Region of Hong Kong
People's Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

HK1:#22007968v1
04/24/02

1106952 1 of 115

This report consists of copies of (1) results announcement for the year ended December 31, 2001, (2) notice of 2002 annual general meeting of the registrant, (3) 2001 annual report of the registrant, (4) a circular to shareholders regarding the registrant's mandates to repurchase shares and issue new shares, and (5) a circular regarding amendment to the articles of association of the registrant and adoption of the new share option scheme, all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the registrant's shareholders or made public in Hong Kong.

SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2001

(Hong Kong dollar is translated to United States dollar at a rate of HK$7.798 to US$1)

- Awarded a Hong Kong 3G licence in October 2001
- Mobile services revenue increased by 18% to HK$1,165 million (US$149 million) and subscriber numbers increased by 34% to 551,000
- Loss for the year reduced by 55% to HK$212 million (US$27 million)
- Operating expenses excluding depreciation reduced by 7%; and as a percentage of turnover dropped from 63% to 60%
- Achieved EBITDA of HK$102 million (US$13 million), an improvement of HK$221 million (US$28 million)

CHAIRMAN'S STATEMENT

In a year marked once again by intense competition, SUNDAY achieved significant growth in subscriber numbers and operating revenues and continued to meet its goals. We believe passionately in the wireless communications industry and are focused on delivering higher value services to an expanding customer base. Wireless telecommunications is entering an important new phase of development that plays to SUNDAY's established strengths in branding, marketing and innovation.

In 2001 we made good on a number of promises. We became EBITDA positive in the first half of the year. This was achieved through cost reductions as well as steady growth in revenues from mobile services. EBITDA for the year amounted to HK$102 million, an improvement of HK$221 million as compared with 2000. More importantly, the net loss for the year was reduced by 55% in 2001 to HK$212 million, as compared with 2000.

Within an industry as competitive as ours, profitability depends significantly on having a lean operation. We have continued to implement tight financial controls over operating costs in order to position SUNDAY for expansion on a cost-effective basis. Coupled with the operational efficiencies that an expanded subscriber base brings, this resulted in a reduction in our operating expenses excluding depreciation of HK$64 million or 7%. Operating expenses excluding depreciation as a percentage of total turnover dropped from 63% in 2000 to 60% in 2001.

Winning a 3G licence in October 2001 was an important milestone for us. Acquiring the 3G licence is an integral part of our long-term strategy to offer an enhanced range of wireless services under the "SUNDAY" brand. In addition to the 3G licence, SUNDAY will be allocated 2 × 1.6 MHz of additional 2G spectrum in the 1800 MHz band. This will increase our 1800 MHz network capacity and allow us to expand our subscriber base and enhance our service quality.

Our exciting brand and targeted marketing were behind the growth in our subscriber base, which as at 31st December, 2001 had grown by 34% over the previous year to 551,000. Revenue from mobile services increased by 18% to HK$1,165 million. Although this occurred with a lower average revenue per user (ARPU), in line with general industry trends, this was partially offset by the lower acquisition and maintenance costs of such customers.

In 2001, we also continued to win wider market recognition for our brand leadership. SUNDAY was awarded the noted Kam Fan Award for its strategic brand-building campaign in Hong Kong by the Hong Kong Association of Accredited Advertising Agencies in 2001.

As at 31st December, 2001, SUNDAY's cash reserve and available credit facility amounted to HK$1,095 million. This gives us sufficient funding capacity for further expansion. The amount and timing of 3G related capital expenditure will depend on a number of factors, most notably the development of network and handset equipment by manufacturers. Expenditure for the 3G network rollout is, however, not expected to be significant until 2004.

Moving to 2.5G

While there has been some delay in the delivery of wireless devices with GPRS technology worldwide, we expect these devices to be widely available in 2002. SUNDAY installed its GPRS network infrastructure over a year ago and has dedicated resources to acquiring and developing leading-edge wireless Internet services and applications utilising the wireless GPRS platform. We expect this hard work to yield results with the introduction of 2.5G and the increasing usage of data services in 2002.

Wireless voice services were the dominant source of revenue in 2001 and we expect this to continue into 2002. However, we also expect wireless data services to play an increasingly important role in revenue growth in 2002. Since the launch of inter-operator short messaging services (IOSMS) in December 2001, we have seen very strong growth in both the awareness and the usage of wireless data services in Hong Kong. We expect this trend to continue and look forward to the widespread introduction of a new generation of services including multimedia messaging services (MMS), using SUNDAY's GPRS 2.5G network.

Market Segmentation

While the mobile service market in Hong Kong offers less opportunity for expansion by subscriber numbers, future revenue growth will increasingly depend on developing and delivering tailor-made services that more directly meet customer needs and desires. SUNDAY's competitive strengths lie in precisely this area and we therefore look forward with excitement to the opportunities ahead.

We believe the new technologies being introduced will unleash expanded possibilities to develop highly personalised, targeted services which can be directed to specific market segments. We have established SUNDAY WIN (Wireless Internet), a dedicated team within the Group, tasked with developing personalised data services. We have also begun the process of restructuring our marketing and distribution organisations to better approach a market which increasingly demands more personalisation.

Integral to this strategy, SUNDAY is working with a number of partners to explore opportunities to provide advanced data services through Mobile Virtual Network Operators (MVNOs). MVNOs are rapidly becoming recognised as potentially efficient channels to reach specialised customer groups. Our joint venture with the Shell Group, signed in January 2002, offers a variety of unique services to motorists and will widen our distribution in the *Hong Kong market as well as create potential opportunities for regional expansion. This is* the first of what we believe will be many opportunities to grow our revenues through adding new groups of subscribers to our customer base.

SUNDAY's Future

Our long-term vision is firmly fixed on providing leading-edge services in wireless communications, and staying ahead of the pack when it comes to innovation, service and smart management. More immediately, we expect the market in 2002 to remain tough and competitive. SUNDAY will strive to compete cost-effectively in this market, and will continue to exercise tight financial control and improve operational efficiency. At the same time we will continue to bring innovative, relevant and value-for-money services to our customers. We have demonstrated that SUNDAY can deliver results even in tough market conditions. We remain committed to building returns and improving yields in every aspect of our business.

In January 2002, the Group appointed Mr. Bruce Hicks as Group Managing Director. Bruce was one of SUNDAY's founding executive directors and has been actively involved in the evolution of the Group. Under his leadership, SUNDAY is well positioned to exploit the opportunities that a new generation of wireless services will bring. On behalf of the Board, we would like to thank Mr. Craig Ehrlich for his contribution to the Group in his capacity as Group Managing Director.

Once again, let us say in no uncertain terms that we are passionate about this business. The opportunities that lie ahead are limitless, and so is our commitment.

On behalf of the Board, we thank our shareholders, customers and business partners for their support, and we pay tribute to all our employees for their hard work and commitment to making SUNDAY a winning team.

RESULTS

The Directors of the Company are pleased to announce that the audited results of the Company and its subsidiaries ("the Group") for the year ended 31st December, 2001, together with the comparative figures for the previous year, are as follows:

Condensed Consolidated Profit and Loss Account
For the year ended 31st December, 2001

	Note	2001 US$'000	2001 HK$'000	2000 HK$'000
Mobile services		149,448	1,165,399	988,718
Sales of mobile phones and accessories		31,149	242,901	404,444
International telecommunications and other services		1,808	14,093	57,231
Turnover		182,405	1,422,393	1,450,393
Cost of inventories sold and services provided		(60,175)	(469,243)	(660,050)
Gross profit		122,230	953,150	790,343
Other revenues		333	2,602	8,702
Network costs		(38,685)	(301,668)	(328,007)
Depreciation		(33,996)	(265,102)	(261,291)
Rent and related costs		(7,502)	(58,502)	(46,378)
Salaries and related costs		(29,905)	(233,202)	(255,201)
Advertising, promotion and other selling costs		(23,130)	(180,363)	(195,246)
Other operating costs		(10,275)	(80,125)	(93,605)
Loss from operations	1, 3	(20,930)	(163,210)	(380,683)
Interest income		2,769	21,592	51,053
Finance costs		(8,993)	(70,130)	(136,938)
Loss for the year		(27,154)	(211,748)	(466,568)
Loss per share	5	(0.9 cents)	(7.1 cents)	(16.4 cents)
EBITDA	2	13,066	101,892	(119,392)

Condensed Consolidated Balance Sheet
As at 31st December, 2001

	Note	2001 US$'000	2001 HK$'000	2000 HK$'000
Non-current assets				
Intangible asset	6	74,882	583,930	—
Fixed assets		165,873	1,293,479	1,449,988
Investment in a joint venture		634	4,940	—
Restricted cash deposits		306	2,385	2,385
		241,695	1,884,734	1,452,373
Current assets				
Inventories		2,622	20,448	16,075
Trade receivables	7	11,344	88,462	99,353
Deposits, prepayments and other receivables		12,261	95,608	87,691
Restricted cash deposits		17,018	132,706	93,640
Bank balances and cash		6,069	47,328	626,140
		49,314	384,552	922,899
Current liabilities				
Trade payables	8	6,147	47,932	90,277
Other payables and accrued charges		24,790	193,311	265,085
Subscriptions received in advance		18,696	145,795	194,514
Current portion of long-term loans and obligations under finance leases		25,258	196,960	49,400
		74,891	583,998	599,276
Net current (liabilities)/ assets		(25,577)	(199,446)	323,623
		216,118	1,685,288	1,775,996
Financed by:				
Share capital		38,343	299,000	299,000
Reserves	9	62,708	488,996	700,744
Shareholders' equity		101,051	787,996	999,744
Long-term liabilities				
3G Licence fees liability	10	42,717	333,109	—
Long-term loans and obligations under finance leases		71,384	556,653	753,683
Subscriptions received in advance		966	7,530	22,569
		115,067	897,292	776,252
		216,118	1,685,288	1,775,996

Notes:

1. Contribution to loss from operations

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories, and international telecommunications and other services.

Contribution to loss from operations by business segments for the year ended 31st December, 2001 and 2000 are as follows:

	Contribution to loss from operations 2001 HK$'000	2000 HK$'000
Mobile services	38,127	146,150
Sales of mobile phones and accessories	52,958	96,092
International telecommunications and other services	72,125	138,441
	163,210	380,683

2. Earnings before interest, tax, depreciation and amortisation ("EBITDA")

EBITDA represents earnings/losses of the Group before interest income, finance costs, taxation, depreciation and amortisation.

3. Loss from operations

Loss from operations is stated after charging/(crediting) the following:

	2001 HK$'000	2000 HK$'000
Cost of inventories sold	244,981	424,549
Depreciation:		
– owned fixed assets	258,641	253,480
– leased fixed assets	6,461	7,811
Loss/(gain) on disposals of fixed assets	1,126	(60)
Operating leases charges:		
– land and buildings, including transmission sites	209,370	190,983
– leased lines	94,777	102,265
Provision for doubtful debts	19,579	28,501
Auditors' remuneration	840	840

4. Taxation

No provision for Hong Kong profits tax has been made as the Group has no assessable profit for the year (2000: Nil).

5. Loss per share

(a) Basic loss per share

The calculation of basic loss per share is based on the Group's loss for the year of HK$211,748,000 (2000: loss of HK$466,568,000) and the weighted average number of 2,990,000,000 shares (2000: 2,850,491,803 shares) in issue during the year.

The weighted average number of shares in issue during the year ended 31st December, 2000 has been calculated as if the 2,300,000,000 ordinary shares were in issue on 1st January, 2000 and on the basis that the 690,000,000 ordinary shares were issued on 15th March, 2000 pursuant to the global offering of the Company's shares.

(b) Diluted loss per share

There is no dilutive effect upon exercise of the share options on the loss per share for the years ended 31st December, 2001 and 2000.

6. Intangible asset

	3G Licence HK$'000
Addition	583,930
Amortisation	—
At 31st December, 2001	583,930

On 22nd October, 2001, the Group was granted a mobile carrier licence to establish and maintain a third-generation ("3G") mobile telecommunications network and to provide 3G services in Hong Kong ("3G Licence"), in accordance with the provisions in Chapter 106 of the Telecommunications Ordinance. The 3G Licence will be valid for 15 years from the date of grant.

Pursuant to the terms of the 3G Licence, the licence fees payable in arrears for each of the first five years following the grant of the 3G Licence shall be the minimum annual fees indicated below ("Minimum Annual Fees") of HK$50 million per year, and in each of the remaining 10 years, shall be the higher of 5% of the turnover attributable to the provision of the 3G services and the Minimum Annual Fees for each year of the 3G Licence:

	Minimum Annual Fees (HK$'000)
1st	50,000
2nd	50,000
3rd	50,000
4th	50,000
5th	50,000
6th	60,124
7th	70,249
8th	80,373
9th	90,497
10th	100,622
11th	110,746
12th	120,870
13th	130,995
14th	141,119
15th	151,243
Total	1,306,838

The cost of the 3G Licence is stated at the discounted value of the Minimum Annual Fees to be paid over the licence period, together with certain direct expenditures and the finance costs capitalised prior to the launch of the 3G services. The discount rate, which represents the Group's weighted average cost of capital, is 11.2% as at 31st December, 2001.

The 3G Licence will be amortised over the licence period from the date of launch of the 3G *services. The 3G services have not been launched as at 31st December, 2001.*

The carrying amount of the 3G Licence as at 31st December, 2001 would have been HK$1,307,659,000 had it been stated at the total undiscounted future cash payments.

7. **Trade receivables**

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	2001 HK$'000	2000 HK$'000
0–30 days	**63,463**	63,953
31–60 days	**13,902**	17,479
61–90 days	**6,755**	10,550
Over 90 days	**4,342**	7,371
	88,462	99,353

8. *Trade payables*

The ageing analysis of the trade payables is as follows:

	2001 HK$'000	2000 HK$'000
0–30 days	**36,170**	72,939
31–60 days	**2,383**	4,965
61–90 days	**2,697**	1,763
Over 90 days	**6,682**	*10,610*
	47,932	90,277

9. **Reserves**

	Reserve arising from the Reorganisation HK$'000	Share premium HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1st January, 2001	1,254,000	2,124,424	(2,677,680)	700,744
Loss for the year	—	—	(211,748)	(211,748)
As at 31st December, 2001	1,254,000	2,124,424	(2,889,428)	488,996

10. **3G Licence fees liability**

Pursuant to the terms of the 3G Licence, the Minimum Annual Fees (as set out in note 6) are payable to the Office of Telecommunications Authority ("OFTA") in arrears. The aggregate of such fees are HK$1,306,838,000. However, pursuant to the grant of the 3G Licence, the Group paid an amount of HK$250,000,000 to OFTA during the year, equivalent to the aggregate of the first five years' Minimum Annual Fees.

As at 31st December, 2001, the Group's 3G Licence fees liability represents the discounted value of the remaining Minimum Annual Fees payable from the 6th to the 15th year and is analysed as follows:

	2001 HK$'000	2000 HK$'000
Minimum Annual Fees repayable after the fifth year	**1,056,838**	—
Future finance charges	**(723,729)**	—
Discounted value of Minimum Annual Fees	**333,109**	—

On 22nd October, 2002, 2003, 2004 and 2005, the Group will be required to provide performance bonds in amounts equivalent to the 6th, 7th, 8th and 9th years' Minimum Annual Fees due respectively, on a cumulative basis. From 22nd October, 2006 onwards, the Group will be required to provide such performance bonds in amounts equivalent to the next five years' Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years).

DIVIDENDS

No interim dividend was paid for the year (2000: Nil). The Directors do not recommend the payment of a final dividend for the year ended 31st December, 2001 (2000: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

SUNDAY continued to deliver on its promises in 2001. In October the Group won a 3G Licence in Hong Kong. This is an important milestone and an integral part of SUNDAY's strategy to deliver innovative new services to its customers.

SUNDAY achieved sustained growth in its subscriber base as well and in service revenues despite intense market competition. This, combined with tight financial controls and efficiency improvement initiatives, meant that operating results continued to show significant improvement. The Group recorded 18% growth in mobile services revenue in 2001 as compared with 2000, and an EBITDA of HK$102 million in 2001 as compared with a negative *EBITDA of HK$119 million in 2000.* Operating expenses (excluding depreciation) reduced by HK$64 million or 7%; and as a percentage of turnover dropped from 63% in 2000 to 60% in 2001.

Mobile Services

The Group recorded an 18% increase in revenue from HK$989 million in 2000 to HK$1,165 million in 2001. The increase in revenue was mainly attributable to steady growth in the subscriber base. SUNDAY's mobile subscriber base grew 34% to 551,000 in 2001 as compared with 2000.

However, the average revenue per user ("ARPU") decreased and the churn rate increased in line with the industry as a whole due to fierce price competition in the market. ARPU for the year decreased by 19% to HK$219. The average monthly churn rate in 2001 was 8.3%.

Since its launch in April 2000, the number of subscribers using the rechargeable stored value prepaid SIM cards grew to more than 131,000 by 31st December, 2001. The ARPU from these subscribers was HK$97 in 2001.

The gross profit percentage of mobile services was 81% in 2001, which was comparable to that of 2000. The percentage of bad debt provision to total service revenue improved in 2001 because of the increased use of auto-pay arrangements and tighter credit controls.

Sales of Mobile Phones and Accessories

Revenue earned from the sales of mobile phones and accessories decreased by 40% to HK$243 million in 2001. This decrease in revenue was mainly attributable to a reduction in sales volume as only a few new models of mobile phones were launched during the year. The gross loss from the sales of mobile phones and accessories was significantly reduced to HK$2 million in 2001 from HK$20 million in 2000. This resulted from a combination of the drop in the average handset subsidy per handset sold and the forfeiture of subsidies from subscribers who left the network.

Data Services

The inter-operator short messaging services ("IOSMS") between the six operators in Hong Kong commenced in December 2001, and the market has since shown strong growth in both the usage and awareness of such services. In 2002, SUNDAY expects that more data services and applications will be available in the market and more GPRS (general packet radio services) terminals, such as mobile phones and PDAs (personal data assistants) will be launched. While the revenue generated by Internet and data related services was insignificant in 2001 because of a delay in the launch of the IOSMS and GPRS-enabled terminals, SUNDAY believes that it will benefit from the trend towards higher usage of data services in 2002.

The acquisition of a 3G Licence is a key part of SUNDAY's long-term strategy and will enable it to offer existing and new customers the next generation of top-notch, multi-faceted wireless services.

Retail International Calling Services ("Retail IDD Services")

The Group outsourced the sales, service and billing functions of the "SUNDAY 1622" Retail IDD services to a subsidiary of e-Kong Group Limited in August 2000, while it continues to operate the IDD infrastructure and the SUNDAY brand. The revenue and the gross profit from retail IDD services in 2001 remained relatively small.

Marketing, Sales and Distribution

SUNDAY has continued to receive awards in recognition of its strong and successful brand. In September 2001, SUNDAY was awarded the well-recognised Kam Fan Award for its strategic brand-building campaign by the Hong Kong Association of Accredited Advertising Agencies.

The Group expanded its distribution network and broadened the use of other distribution channels, such as convenience and chain stores. In addition, the Group has a direct sales force that sells handsets and services to corporate and individual customers.

Financial Review

Turnover and gross profit

Total turnover for the year was flat as compared with 2000, mainly due to a 40% decrease in revenue from the sales of mobile phones and accessories explained above. Revenues from mobile services and the sales of mobile phones and accessories accounted for 82% and 17% respectively of total turnover in 2001.

The gross profit of the Group has improved by HK$163 million, or 21%, to HK$953 million in 2001 due to the steady growth in subscribers and reduction in handset subsidies.

EBITDA

Operating expenses (excluding depreciation) decreased by 7% from HK$918 million in 2000 to HK$854 million in 2001, while as a percentage of turnover, operating expenses dropped *from 63% in 2000 to 60% in 2001. This was a direct result of stringent cost controls and* improvements in operating efficiencies that come with an expanded subscriber base and lowering marginal costs.

This was combined with a sustained growth in revenue and gross profit, and the Group *recorded an EBITDA of HK$102 million, an improvement of HK$221 million as compared* with 2000.

Loss for the year

Loss for the year reduced by 55% from HK$466 million in 2000 to HK$212 million. The reduction was mainly attributable to a significant decrease in interest expenses. Interest expenses decreased by 49% from HK$136 million in 2000 to HK$69 million in 2001 due to a reduction in loan balance and a drop in interest rates.

Capital Expenditures

The Group's mobile network has been substantially completed. Capital expenditures incurred in 2001 amounted to HK$110 million and were mainly for the ongoing enhancement of the mobile network and IT facilities and the installation of the GPRS technologies for the development of wireless data applications and services.

Use of Proceeds

Part of the net proceeds raised from the global offering of the Company's shares in March 2000 have been used during the year as follows:

- HK$147 million for capital expenditures;
- HK$251 million for the payment of 3G Licence fees in advance and certain related expenses;
- HK$44 million for the repayment of bank and vendor loans; and
- HK$98 million for working capital and general corporate purposes.

The remaining balance of the proceeds is currently kept in the form of short-term bank deposits and will be applied towards the intended uses as stated in the prospectus of the initial public offering of the Company's shares.

Liquidity and Financial Resources

Cash flows from operations

The net cash outflow from operations decreased in 2001 by HK$180 million or 82% to HK$39 million. The reduction in net cash outflow from operations primarily resulted from the improvement in operating revenues.

Financing

The Group funded its capital expenditures, working capital requirements and operating activities mainly with bank loans, vendor financing and proceeds from the global offering in 2000. As at 31st December, 2001, the cash and bank balances of the Group amounted to *HK$182 million. In addition, the undrawn credit facility amounted to US$117 million* (HK$913 million) as at 31st December, 2001.

The bank loans and vendor loans are repayable within three years and are secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary of the Company. The bank loans and vendor loans bear interest at prevailing market rates.

It is expected that capital expenditures required in 2002 for the expansion and upgrade of the network and IT facilities and for investment in new wireless applications and services would be approximately HK$160 million. The financial impact of 3G is not expected to be felt until 2004.

The Group is confident that it has the resources to fund its capital expenditures and ongoing operations and to fulfill its loan obligations due in 2002. As at 31st December, 2001, the total debt to equity ratio was 138%, and total debt comprises bank loans, vendor loans, obligations under finance leases and 3G Licence fees liability.

Foreign Exchange Exposure

Substantially all the revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the US$155 million vendor loan facility provided by Nortel. As at 31st December, 2001, the outstanding vendor loan amounted to US$22.5 million but the Group also had a bank deposit of US$16 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights ("SDR"). As at 31st December, 2001, the net SDR-denominated payables were insignificant. The Group has not experienced foreign exchange movement and does not anticipate foreign exchange losses as long as the Hong Kong government's policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Employees and Share Option Scheme

The Group had a total of approximately 800 employees as at 31st December, 2001, a slight increase over 2000. However, total salaries and related costs incurred in 2001 dropped by almost 9% to HK$233 million. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include a mandatory provident fund scheme, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted a share option scheme on 1st March, 2000. During the year, a total of 4.2 million options were granted to employees. Details of the share option scheme will be disclosed in the 2001 Annual Report.

CORPORATE GOVERNANCE

Code of Best Practice

The Group is committed to high standards of corporate governance. It has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association.

Board of Directors

The Board of Directors comprises six Executive Directors, two independent Non-executive Directors and five Non-Executive Directors. The Board is scheduled to meet at least three times a year to determine overall strategic direction and objectives and approve interim and annual results, budgets and other significant matters. Six board meetings were held in 2001, *with an average attendance rate of over 65%.*

Executive Management Committee

In February 2000, an executive management committee consisting of all the Executive Directors of the Board was formed to formulate strategies and oversee operational matters of the Group under the direct authority of the Board. The committee meets regularly each month and on an ad hoc basis as required with the senior management of the Company, and engages in frequent informal discussions.

Remuneration Committee

In January 2000, the Company set up a remuneration committee of the Board of Directors, which consists of Messrs. Richard John Siemens, Edward Wai Sun Cheng and an independent Non-executive Director, Henry Michael Pearson Miles. The remuneration committee meets at least once each year and is responsible for reviewing the remuneration of the Directors and officers of the Group.

Share Option Scheme Committee

In 2000, a committee consisting of the two Co-Chairmen, Messrs. Richard John Siemens and Edward Wai Sun Cheng was formed to deal with the granting of share options under the Share Option Scheme of the Company. The two independent Non-executive Directors, Messrs. Robert John Richard Owen and Henry Michael Pearson Miles, had been delegated with full powers of the Board to deal with the granting of share options to the two Co-Chairmen of the Company before the introduction of the amended Listing Rules in September 2001. In accordance with the amended Listing Rules, the granting of share options to the Directors and the Chief Executive Officer should be approved by the independent Non-executive Directors of the Company.

Audit Committee

In January 2000, an audit committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the audit committee adopted by the Board. The committee comprises Mr. Robert John Richard Owen and Mr. Henry Michael Pearson Miles, both independent Non-executive Directors, and Mr. Simon Murray, a Non-executive Director. The committee is chaired by Mr. Robert Owen and has met twice during the year. Its principal duties include the review and supervision of the Group's financial reporting processes and internal controls.

In May 2001, an internal audit function was established, and an Internal Audit Charter was approved and adopted by the audit committee. The internal audit function is an independent unit established within the Group which shall provide to the Board of Directors an *independent appraisal of the Group's systems of internal controls by means of conducting* reviews to evaluate the adequacy and effectiveness of the controls in safeguarding shareholders' investment and the Group's assets. The head of the internal audit has a direct reporting line to the audit committee.

Directors' Remuneration

In 2001, total directors' remuneration amounted to HK$13.8 million.

Communication with Shareholders

Communication with shareholders is given high priority. Extensive information about the Group's activities is provided in the Annual Report and the Interim Report, which are sent to the shareholders. The Investor Relations website provides regularly updated information of interest to shareholders, and a channel for enquiries and feedback. There is regular dialogue with investors and enquiries on matters relating to their shareholdings and the business of the Group are welcomed and are dealt with in an informative and timely manner. SUNDAY encourages all shareholders to attend the Annual General Meeting.

Employment Policies

The employment policies that the Group espouses reflect the legal, cultural and employment requirements in Hong Kong. The Group operates an equal opportunities policy for all aspects of employment regardless of race, nationality, sex, marital status, disability or religious or political belief. In practice, this means that the Group will select its employees based on merit and ability, and strive to make the most effective use of the talents and experience of its people.

Corporate and Social Responsibility

SUNDAY is committed to ensuring the health, safety and welfare of employees at work so far as is reasonably practicable. SUNDAY adheres to high standards throughout the organisation in the management and control of operations in order to ensure that it properly safeguards those who work for it and those who may be affected by its business.

The Group is committed to reducing the impact of any waste that it produces and actively pursues methods for reducing waste from its operations and the products it provides to its customers.

The Group recognises that there is a public concern about the development and siting of telecommunications transmitters, as well as widespread usage of mobile phones. SUNDAY is committed to work with all stakeholders, local communities and with government. It is aware of and abides by all Hong Kong guidelines related to its business.

The Group believes in assisting local communities and endeavours to use its technological expertise to develop services which enhance public safety and community well-being.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 19th March, 2002

http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

The Company will submit all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules to the Stock Exchange on or before 9th April, 2002 for publication on the Stock Exchange's website (http://www.hkex.com.hk).

SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUNDAY Communications Limited (the "Company") will be held at The Conrad Hong Kong Hotel, 88 Queensway, Admiralty, Hong Kong on Wednesday, 22nd May, 2002 at 11:30 a.m. for the following purposes:

As ordinary business:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December, 2001.
2. To re-elect the retiring directors and to authorise the board of directors to fix the remuneration of the directors.
3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

And as special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power after the expiry of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company, or (iii) an issue of shares under the Company's employee share option scheme or similar arrangement for the time being and from time to time adopted, or (iv) an issue of shares as scrip dividend pursuant to the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; plus

(ii) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution); and the said approval shall be limited accordingly;

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the Company or by the directors of the Company to the holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" shall have the same meaning as those ascribed to it under paragraph (d) of the resolution no. 4 in the notice convening this meeting."

6. "**THAT** conditional upon the passing of the resolutions no. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the directors pursuant to paragraph (a) of the resolution no. 4 shall be extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted in resolution no. 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 17th April, 2002

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.
2. In order to be valid, the completed form of proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Hong Kong Branch Registrar of the Company, Central Registration Hong Kong Limited, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and depositing of the form of proxy will not preclude the member from attending the meeting and voting in person, if he/she so wishes. In the event that a member attends the meeting, his/her form of proxy will be deemed to have been revoked.
3. With regard to resolution no. 4, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company other than shares to be issued upon exercise the subscription rights pursuant to the employee share option scheme of the Company. The present general mandate given by the members pursuant to the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.
4. With regard to resolution no. 5, the general mandate given by members pursuant to the provisions of the Listing Rules and the Hong Kong Code on Share Repurchases expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought. In accordance with the Listing Rules and the Hong Kong Code on Share Repurchases, a circular setting out the terms and conditions upon which such power will be exercised will be despatched to shareholders together with the 2001 annual report of the Company.



笑

SUNDAY 2001年度年報

SUNDAY Communications Limited Annual Report 2001



cheese

SUNDAY ANNUAL REPORT 2001

SUNDAY'S
VISION
is to be one of the most innovative wireless communications companies in the region.

SUNDAY'S
MISSION
is to always surpass and exceed stakeholders' expectations, enriching and making a difference to their lives.

Corporate Information

BOARD OF DIRECTORS

Executive Directors
Richard John Siemens, Co-Chairman
Edward Wai Sun Cheng, Co-Chairman
William Bruce Hicks, Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung
Craig Edward Ehrlich

Non-executive Directors
Peter Kin Ngok Lam
Simon Murray
Michael Triguboff
George Kin Wah Wong
Hongqing Zheng

Independent Non-executive Directors
Henry Michael Pearson Miles
Robert John Richard Owen

AUDIT COMMITTEE
Robert John Richard Owen
Henry Michael Pearson Miles
Simon Murray

REMUNERATION COMMITTEE
Richard John Siemens
Edward Wai Sun Cheng
Henry Michael Pearson Miles

CHIEF EXECUTIVE OFFICER
Fergus Wilmer

COMPANY SECRETARY
Janet Ching Man Fung

REGISTERED OFFICE
Century Yard,
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

PRINCIPAL PLACE OF BUSINESS
13th Floor
Warwick House
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Bank of Butterfield (Cayman) Limited
P. O. Box 705, Butterfield House
Fort Street, George Town
Grand Cayman
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Central Registration Hong Kong Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY
The Bank of New York
620 Avenue of the Americas
6th Floor
New York
NY 10011
United States of America

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
United Overseas Bank Limited

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

STOCK CODES
The Stock Exchange of Hong Kong: 0866
Ticker Symbol for ADR Code: SDAY

WEBSITES
http://www.sunday.com
http://www.irasia.com/listco/hk/sunday



Jennifer
(Fashion Designer)

Use SUNDAY and
you know what's new!







Corporate Profile

SUNDAY Communications Limited is an innovative developer and provider of wireless communications and data services in Hong Kong. SUNDAY began commercial operations with GSM 1800 wireless services in 1997.

SUNDAY's core strategy is to capitalise on the convergence of wireless communications and data technologies to develop innovative services and solutions. It has been a leader in introducing wireless "lifestyle" services in Hong Kong.

Today, SUNDAY focuses on developing and delivering targeted wireless data applications and services to an increasingly segmented marketplace. As a 3G licence holder, SUNDAY is committed to develop an enhanced range of 3G wireless services. It is also pursuing growth through MVNO (Mobile Virtual Network Operator) opportunities.

Since 1997, SUNDAY has established a successful brand through unconventional and eye-catching campaigns. SUNDAY receives numerous awards every year for its advertising and branding efforts including, in 2001, the Grand Prix Kam Fan Award from the Association of Accredited Advertising Agents of Hong Kong (4As). The Group is committed to a strategy of differentiating its products through consumer branding.

SUNDAY's shares were listed on the Stock Exchange of Hong Kong and on the NASDAQ in the United States in March 2000. SUNDAY's major shareholders are Distacom Communications Limited (46.2%) and USI Holdings Limited (11.5%).



Owen
(Artist)

SUNDAY means clear reception to me!

Significant Events

DATE	EVENT
Dec 2001	Bruce Hicks appointed Group Managing Director of SUNDAY effective on 1 January 2002
Dec 2001	Free caller ID and Hong Kong Ringtone offered to SUNDAY subscribers in China
Dec 2001	SUNDAY launches IOSMS service package - "Message X-press"
Nov 2001	SUNDAY launches Reuters real-time SMS packages
Oct 2001	SUNDAY TV Commercial "Meeting Together" wins Kam Fan Award from the Association of Accredited Advertising Agents of Hong Kong (4As)
Oct 2001	SUNDAY acquires a 3G licence in Hong Kong
Sept 2001	SUNDAY and Vigers team up to offer instant online valuation service - "Property e-Valuation"
July 2001	SUNDAY and Portelco join forces to deliver wireless financial information service - "Stock Alert"
June 2001	SUNDAY and M&P Hong Kong team up to provide the first Japanese ringtone and song dedication service
March 2001	SUNDAY qualifies for Singapore's 3G auction
Jan 2001	SUNDAY launches Hong Kong's first mobile online ICQ "Interactive Chatline" with Black Octopus



Joey,Christy,Gillian
(Students)

Life is boring
without
SUNDAY!











Uncle Hon
(Butcher)

SUNDAY is a
daily necessity.

Financial and Business Highlights

Mobile Closing Subscribers
from 1997 to 2001


550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000

ARPU for 1997 to 2001


HK$
300
250
200
150
100
50

Revenue Distribution
for 1997 to 2001


HK$
(thousand)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000

EBITDA Growth for 1999 to 2000


HK$ (million)
100
-100
-200
-300
-400
-500
-600

Percentage of Operating Expenses (excluding Depreciation) to Turnover for 1999 to 2001


100%
80%
60%
40%
20%

Total Operating Expenses for 2001


Advertising, Promotion and Other Selling Related Costs 16%
Others 7%
Network Costs 27%
Depreciation 24%
Rent and Related Costs 5%
Salaries and Related Costs 21%

Other Operational Information

* 28 shops in Hong Kong
* An average of 415 minutes of usage per subscriber per month
* 87% subscribers subscribed to value-added services
* Approximately 800 employees



Ruby, Maria, Cecilia
(Domestic Helpers)

SUNDAY is ours to enjoy!

OVERVIEW

SUNDAY continued to deliver on its promises in 2001. In October the Group won a 3G Licence in Hong Kong. This is an important milestone and an integral part of SUNDAY's strategy to deliver innovative new services to its customers.

SUNDAY achieved sustained growth in its subscriber base as well and in service revenues despite intense market competition. This, combined with tight financial controls and efficiency improvement initiatives, meant that operating results continued to show significant improvement. The Group recorded 18% growth in mobile services revenue in 2001 as compared with 2000, and an EBITDA of HK$102 million in 2001 as compared with a negative EBITDA of HK$119 million in 2000. Operating expenses (excluding depreciation) reduced by HK$64 million or 7%; and as a percentage of turnover dropped from 63% in 2000 to 60% in 2001.

MOBILE SERVICES

The Group recorded an 18% increase in revenue from HK$989 million in 2000 to HK$1,165 million in 2001. The increase in revenue was mainly attributable to steady growth in the subscriber base. SUNDAY's mobile subscriber base grew 34% to 551,000 in 2001 as compared with 2000.

However, the average revenue per user ("ARPU") decreased and the churn rate increased in line with the industry as a whole due to fierce price competition in the market. ARPU for the year decreased by 19% to HK$219. The average monthly churn rate in 2001 was 8.3%.

Since its launch in April 2000, the number of subscribers using the rechargeable stored value prepaid SIM cards grew to more than 131,000 by 31st December, 2001. The ARPU from these subscribers was HK$97 in 2001.

The gross profit percentage of mobile services was 81% in 2001, which was comparable to that of 2000. The percentage of bad debt provision to total service revenue improved in 2001 because of the increased use of auto-pay arrangements and tighter credit controls.

SALES OF MOBILE PHONES AND ACCESSORIES

Revenue earned from the sales of mobile phones and accessories decreased by 40% to HK$243 million in 2001. This decrease in revenue was mainly attributable to a reduction in sales volume as only a few new models of mobile phones were launched during the year. The gross loss from the sales of mobile phones and accessories was significantly reduced to HK$2 million in 2001 from HK$20 million in 2000. This resulted from a combination of the drop in the average handset subsidy per handset sold and the forfeiture of subsidies from subscribers who left the network.

DATA SERVICES

The inter-operator short messaging services ("IOSMS") between the six operators in Hong Kong commenced in December 2001, and the market has since shown strong growth in both the usage and awareness of such services. In 2002, SUNDAY expects that more data services and applications will be available in the market and more GPRS (general packet radio services) terminals, such as mobile phones and PDAs (personal data assistants) will be launched. While the revenue generated by Internet and data related services was insignificant in 2001 because of a delay in the launch of the IOSMS and GPRS-enabled terminals, SUNDAY believes that it will benefit from the trend towards higher usage of data services in 2002.

The acquisition of a 3G Licence is a key part of SUNDAY's long-term strategy and will enable it to offer existing and new customers the next generation of top-notch, multi-faceted wireless services.

RETAIL INTERNATIONAL CALLING SERVICES ("RETAIL IDD SERVICES")

The Group outsourced the sales, service and billing functions of the "SUNDAY 1622" Retail IDD services to a subsidiary of e-Kong Group Limited in August 2000, while it continues to operate the IDD infrastructure and the SUNDAY brand. The revenue and the gross profit from Retail IDD services in 2001 remained relatively small.

MARKETING, SALES AND DISTRIBUTION

SUNDAY has continued to receive awards in recognition of its strong and successful brand. In September 2001, SUNDAY was awarded the well-recognised Kam Fan Award for its strategic brand-building campaign by the Association of Accredited Advertising Agents of Hong Kong.

The Group expanded its distribution network and broadened the use of other distribution channels, such as convenience and chain stores. In addition, the Group has a direct sales force that sells handsets and services to corporate and individual customers.

FINANCIAL REVIEW

Turnover and gross profit

Total turnover for the year was flat as compared with 2000, mainly due to a 40% decrease in revenue from the sales of mobile phones and accessories explained above. Revenues from mobile services and the sales of mobile phones and accessories accounted for 82% and 17% respectively of total turnover in 2001.

The gross profit of the Group has improved by HK$163 million, or 21%, to HK$953 million in 2001 due to the steady growth in subscribers and reduction in handset subsidies.

EBITDA

Operating expenses (excluding depreciation) decreased by 7% from HK$916 million in 2000 to HK$854 million in 2001, while as a percentage of turnover, operating expenses dropped from 63% in 2000 to 60% in 2001. This was a direct result of stringent cost controls and improvements in operating efficiencies that come with an expanded subscriber base and lowering marginal costs.

This was combined with a sustained growth in revenue and gross profit, and the Group recorded an EBITDA of HK$102 million, an improvement of HK$221 million as compared with 2000.

Loss for the year

Loss for the year reduced by 55% from HK$466 million in 2000 to HK$212 million. The reduction was mainly attributable to a significant decrease in interest expenses. Interest expenses decreased by 49% from HK$136 million in 2000 to HK$69 million in 2001 due to a reduction in loan balance and a drop in interest rates.

CAPITAL EXPENDITURES

The Group's mobile network has been substantially completed. Capital expenditures incurred in 2001 amounted to HK$110 million and were mainly for the ongoing enhancement of the mobile network and IT facilities and the installation of the GPRS technologies for the development of wireless data applications and services.

USE OF PROCEEDS

Part of the net proceeds raised from the global offering of the Company's shares in March 2000 have been used during the year as follows:

- HK$147 million for capital expenditures;
- HK$251 million for the payment of 3G Licence fees in advance and certain related expenses;
- HK$44 million for the repayment of bank and vendor loans; and
- HK$96 million for working capital and general corporate purposes.

The remaining balance of the proceeds is currently kept in the form of short-term bank deposits and will be applied towards the intended uses as stated in the prospectus of the initial public offering of the Company's shares.

LIQUIDITY AND FINANCIAL RESOURCES

Cash flows from operations

The net cash outflow from operations decreased in 2001 by HK$180 million or 82% to HK$39 million. The reduction in net cash outflow from operations primarily resulted from the improvement in operating revenues.

Financing

The Group funded its capital expenditures, working capital requirements and operating activities mainly with bank loans, vendor financing and proceeds from the global offering in 2000. As at 31st December, 2001, the cash and bank balances of the Group amounted to HK$182 million. In addition, the undrawn credit facility amounted to US$117 million (HK$913 million) as at 31st December, 2001.

The bank loans and vendor loans are repayable within three years and are secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary of the Company. The bank loans and vendor loans bear interest at prevailing market rates.

It is expected that capital expenditures required in 2002 for the expansion and upgrade of the network and IT facilities and for investment in new wireless applications and services would be approximately HK$160 million. The financial impact of 3G is not expected to be felt until 2004.

The Group is confident that it has the resources to fund its capital expenditures and ongoing operations and to fulfil its loan obligations due in 2002. As at 31st December, 2001, the total debt to equity ratio was 138%, and total debt comprises bank loans, vendor loans, obligations under finance leases and 3G Licence fees liability.

FOREIGN EXCHANGE EXPOSURE

Substantially all the revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the US$155 million vendor loan facility provided by Nortel. As at 31st December, 2001, the outstanding vendor loan amounted to US$22.5 million but the Group also had a bank deposit of US$18 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights ("SDR"). As at 31st December, 2001, the net SDR-denominated payables were insignificant. The Group has not experienced foreign exchange movement and does not anticipate foreign exchange losses as long as the Hong Kong government's policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

EMPLOYEES AND SHARE OPTION SCHEME

The Group had a total of approximately 800 employees as at 31st December, 2001, a slight increase over 2000. However, total salaries and related costs incurred in 2001 dropped by almost 9% to HK$233 million. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include a mandatory provident fund scheme, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted a share option scheme on 1st March, 2000. During the year, a total of 4.2 million options were granted to employees. Details of the share option scheme are disclosed in note 20 to the accounts.

17



Ah Man
(Taxi Driver)

SUNDAY covers
wherever I go!


TAXI



The Directors have pleasure in presenting their report together with the audited accounts of the Company and its subsidiaries (collectively the "Group") for the year ended 31st December, 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The activities of the principal subsidiaries are set out in note 29 to the accounts.

An analysis of the Group's turnover and contribution to loss from operations by business segment for the year ended 31st December, 2001 is set out in note 3 to the accounts. The activities of the Group are mainly carried out in Hong Kong.

RESULTS

The results of the Group for the year ended 31st December, 2001 are set out in the consolidated profit and loss account on page 38.

DIVIDENDS

No interim dividend was paid for the year (2000: Nil). The Board does not recommend the payment of a final dividend for the year ended 31st December, 2001 (2000: Nil).

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 75.

FIXED ASSETS

Movements in fixed assets of the Group during the year are set out in note 14 to the accounts.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in note 20 to the accounts.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the statements of changes in shareholders' equity on page 41.

Pursuant to the Companies Law (Revised) of the Cayman Islands and the Company's Articles of Association, the share premium is distributable to shareholders provided that immediately following the date on which the dividend is proposed to be paid, the Company will be able to pay off its debts as they fall due in the ordinary course of business.

As at 31st December, 2001, the reserves of the Company available for distribution to shareholders amounted to HK$2,093,511,000 (2000: HK$2,108,492,000).

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$91,000.

BORROWINGS

Details of the Group's bank loans and vendor loans are set out in note 22 to the accounts.

DIRECTORS

The Directors during the year and up to the date of this report were:

Executive Directors

Richard John Siemens	Co-Chairman
Edward Wai Sun Cheng	Co-Chairman
William Bruce Hicks	*(appointed as Group Managing Director on 1st January, 2002)*
Kuldeep Saran	
Andrew Chun Keung Leung	
Craig Edward Ehrlich	*(ceased to be Group Managing Director on 31st December, 2001)*

Non-executive Directors

Johnson Chan	*(resigned on 29th August, 2001)*
Peter Kin Ngok Lam	
Henry Michael Pearson Miles*	
Simon Murray	
Robert John Richard Owen*	
Michael Triguboff	
George Kin Wah Wong	
Hongqing Zheng	

** Independent Non-executive Directors*

The Company's Articles of Association provides that at each annual general meeting of the Company, with the exception of the Chairman and the Managing Director, one-third of the Directors for the time being (or, if the number is not a multiple of three, the number nearest to but not greater than one-third) who have been longest in office since their last re-election or appointment shall retire from office by rotation and the retiring directors shall be eligible for re-election.

Messrs. Peter Kin Ngok Lam, George Kin Wah Wong and Hongqing Zheng shall retire by rotation at the forthcoming annual general meeting in accordance with Article 87 of the Company's Articles of Association. Mr. Peter Kin Ngok Lam and Mr. Hongqing Zheng offer themselves for re-election at the forthcoming annual general meeting.

BIOGRAPHICAL DETAILS OF DIRECTORS AND MANAGEMENT EXECUTIVES

Biographical details of Directors and management executives are set out on pages 31 to 35.

DIRECTORS' SERVICE CONTRACTS

None of the Directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries, which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed under "Connected Transactions" below, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Group were entered into or existed during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES

As at 31st December, 2001, the interests of the Directors and chief executive in the securities of the Company and its associated corporation as recorded in the register kept by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or as otherwise notified to the Company were as follows:

Interests in shares of the Company

	Number of Shares				
Name of Director/Chief Executive	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Edward Wai Sun Cheng (Note 1)	–	–	–	345,000,000	345,000,000
Craig Edward Ehrlich	500,000	–	–	–	500,000
Fergus Wilmer	800,000	–	–	–	800,000

Interests in shares of an associated corporation (within the meaning of the SDI Ordinance) – Mandarin Communications Limited

	Number of Shares				
Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Edward Wai Sun Cheng (Note 1)	–	–	–	188,100,000	188,100,000

Interests in share options of the Company

Name of Director/ Chief Executive	Options held at 1st January, 2001	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31st December, 2001	Exercise price HK$	Grant date (Note 2)	Exercisable until
Richard John Siemens	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Edward Wai Sun Cheng	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
William Bruce Hicks	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Kuldeep Saran	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Andrew Chun Keung Leung	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Craig Edward Ehrlich	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Fergus Wilmer	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010

Notes:

1. Mr. Edward Wai Sun Cheng is a beneficiary of a trust which assets include indirect interests in 21.4% of the issued share capital of USI Holdings Limited ("USI"). USI is interested in 345,000,000 shares of the Company and 186,100,000 non-voting deferred shares of Mandarin Communications Limited.
2. The share options were granted pursuant to the Share Option Scheme adopted by the Company on 1st March, 2000. Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

Save as disclosed above, none of the Directors or chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the year.

Save as disclosed above, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE COMPANY

As at 31st December, 2001, the following parties (other than a Director or chief executive of the Company) were, directly or indirectly, interested or deemed to be interested in 10% or more of the nominal value of the issued share capital of the Company as recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance or as otherwise notified to the Company:

Name of shareholders	Note	Number of shares	Percentage of total issued shares
Distacom Communications Limited ("Distacom")	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	345,000,000	11.5%
USI Holdings Limited	3	345,000,000	11.5%

Notes:

1. These interests were held through Distacom's wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.
2. These interests were held through USI Holdings (B.V.I.) Limited's wholly-owned subsidiary, Townhill Enterprises Limited.
3. USI Holdings Limited was taken to be interested in 345,000,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. The 345,000,000 shares in which USI Holdings Limited was interested are the same parcel of shares referred to in "Other Interests" of Mr. Edward Wai Sun Cheng under "Directors' and Chief Executive's Interests in Securities". These shares therefore duplicate each other.

Save as disclosed above, the Company has not been notified of any interests representing 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

SHARE OPTION SCHEME

Details of the Share Option Scheme are set out in note 20 to the accounts.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group earned less than 30% of its income from its five largest customers.

The percentages of purchases for the year attributable to the Group's major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	14%
Percentage of purchases attributable to the Group's five largest suppliers	32%

None of the Directors or their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company's share capital) has interests in any of the major suppliers noted above.

SUBSEQUENT EVENTS

Details of the subsequent events are set out in note 28 to the accounts.

Notes:

1. These interests were held through Distacom's wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,360,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.
2. These interests were held through USI Holdings (B.V.I.) Limited's wholly-owned subsidiary, Townhill Enterprises Limited.
3. USI Holdings Limited was taken to be interested in 345,000,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. The 345,000,000 shares in which USI Holdings Limited was interested are the same parcel of shares referred to in "Other Interests" of Mr. Edward Wai Sun Cheng under "Directors' and Chief Executive's Interests in Securities". These shares therefore duplicate each other.

Save as disclosed above, the Company has not been notified of any interests representing 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

SHARE OPTION SCHEME

Details of the Share Option Scheme are set out in note 20 to the accounts.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group earned less than 30% of its income from its five largest customers.

The percentages of purchases for the year attributable to the Group's major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	14%
Percentage of purchases attributable to the Group's five largest suppliers	32%

None of the Directors or their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company's share capital) has interests in any of the major suppliers noted above.

SUBSEQUENT EVENTS

Details of the subsequent events are set out in note 28 to the accounts.

CONNECTED TRANSACTIONS

The following connected transactions have been entered into and/or ongoing after the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the NASDAQ National Market. The Stock Exchange has, subject to certain conditions, granted a waiver to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")

in connection with these transactions.

(a) The Group occupied various premises, under various tenancy agreements of varying duration, at Park Sun Factory Building as warehouses and switching centres which are leased/licenced from Lai Sun Textiles Company Limited, a company controlled by Mr. Por Yen Lim, the father of Mr. Peter Kin Ngok Lam, a Director of the Company. The monthly rentals of such leases range from HK$3,000 to HK$52,500.

(b) The Group occupied certain premises and parts of Golden Era Plaza as a repair centre and an advertising light box under the tenancy and licence agreements with Honlink Development Limited ("Honlink"), a company controlled by Mr. Por Yen Lim. This lease/licence was for a term of two years and had expired on 27th January, 2001. The rentals and licence fees incurred in 2001 amounted to HK$31,000.

(c) The Group also occupied certain parts of various buildings owned or managed by Mr. Por Yen Lim's associates, including Lai Sun Development Company Limited and some of its subsidiaries and Honlink, for the purposes of installing and operating base transceiver stations, transmission sites and other related equipment for the Group's ordinary course of business. The term of each such licence is for a maximum period of 24 months and the monthly licence fees for the use of such premises range from HK$8,000 to HK$21,600.

For the year ended 31st December, 2001, the aggregate rental and licence fees incurred by the Group in respect of the above arrangements amounted to HK$3,376,000 (2000: HK$3,770,000). The amount has been included in operating lease charges paid to related companies as disclosed in note 27(b) to the accounts.

The Independent Non-executive Directors of the Company have reviewed the above transactions and confirmed that:

(a) the transactions are:
 (i) in the ordinary and usual course of business of the Group;
 (ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
 (iii) conducted in accordance with the terms of the respective agreements governing such transactions; and
 (iv) fair and reasonable so far as the shareholders of the Company are concerned; and

(b) the aggregate rental and licence fees paid or payable by the Group in respect of the connected transactions for the financial year ended 31st December, 2001 do not exceed 1% of the total turnover of the Group for the preceding year.

Notes:

1. These interests were held through Distacom's wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,360,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

2. These interests were held through USI Holdings (B.V.I.) Limited's wholly-owned subsidiary, Townhill Enterprises Limited.

3. USI Holdings Limited was taken to be interested in 345,000,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. The 345,000,000 shares in which USI Holdings Limited was interested are the same parcel of shares referred to in "Other interests" of Mr. Edward Wai Sun Cheng under "Directors' and Chief Executive's Interests in Securities". These shares therefore duplicate each other.

Save as disclosed above, the Company has not been notified of any interests representing 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

SHARE OPTION SCHEME

Details of the Share Option Scheme are set out in note 20 to the accounts.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group earned less than 30% of its income from its five largest customers.

The percentages of purchases for the year attributable to the Group's major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	14%
Percentage of purchases attributable to the Group's five largest suppliers	32%

None of the Directors or their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company's share capital) has interests in any of the major suppliers noted above.

SUBSEQUENT EVENTS

Details of the subsequent events are set out in note 28 to the accounts.

CONNECTED TRANSACTIONS

The following connected transactions have been entered into and/or ongoing after the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the NASDAQ National Market. The Stock Exchange has, subject to certain conditions, granted a waiver to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in connection with these transactions.

(a) The Group occupied various premises, under various tenancy agreements of varying duration, at Park Sun Factory Building as warehouses and switching centres which are leased/licenced from Lai Sun Textiles Company Limited, a company controlled by Mr. Por Yen Lim, the father of Mr. Peter Kin Ngok Lam, a Director of the Company. The monthly rentals of such leases range from HK$3,000 to HK$52,500.

(b) The Group occupied certain premises and parts of Golden Era Plaza as a repair centre and an advertising light box under the tenancy and licence agreements with Honlink Development Limited ("Honlink"), a company controlled by Mr. Por Yen Lim. The lease/licence was for a term of two years and had expired on 27th January, 2001. The rentals and licence fees incurred in 2001 amounted to HK$31,000.

(c) The Group also occupied certain parts of various buildings owned or managed by Mr. Por Yen Lim's associates, including Lai Sun Development Company Limited and some of its subsidiaries and Honlink, for the purposes of installing and operating base transceiver stations, transmission sites and other related equipment for the Group's ordinary course of business. The term of each such licence is for a maximum period of 24 months and the monthly licence fees for the use of such premises range from HK$8,000 to HK$21,800.

For the year ended 31st December, 2001, the aggregate rental and licence fees incurred by the Group in respect of the above arrangements amounted to HK$3,376,000 (2000: HK$3,770,000). The amount has been included in operating lease charges paid to related companies as disclosed in note 27(b) to the accounts.



Jovan
(Executive)

SUNDAY Mobile Reporter
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up-to-the-minute
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Mr. Richard John Siemens, 57, Co-Chairman and Executive Director, has been with the Group since 1995. Mr. Siemens is chairman and a founding member of Distacom Communications Limited and co-chairman and a founding member of Mandarin Communications Limited. He is also the chairman of e-Kong Group Limited, a company listed on the Stock Exchange. Mr. Siemens has been involved in the telecommunications industry for 27 years. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he was involved in the establishment of Hutchison Telephone Company Limited with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was also involved in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange" as well as Hutchison's European paging strategy. Mr. Siemens is a member of the Company's remuneration committee.

Mr. Edward Wai Sun Cheng, 46, Co-Chairman and Executive Director, is a founding member of Mandarin Communications Limited and has been with the Group since 1995. Mr. Cheng is also currently the chief executive of USI Holdings Limited. USI, a publicly listed company on the Stock Exchange, is a member of the Wing Tai Asia Group. Mr. Cheng is a member of the Hong Kong SAR Government's Council of Advisors on Innovation and Technology, the Council of the Hong Kong Institute of Education, Mandatory Provident Fund Schemes Appeal Board, the Securities and Futures Commission's Takeovers and Mergers Panel and the Takeovers Appeal Committee, the Operations Review Committee of the Independent Commission Against Corruption, the Provisional Construction Industry Co-Ordination Board, and the Executive Committee of the Hong Kong Housing Society. Mr. Cheng is a member of the Company's remuneration committee.

Mr. William Bruce Hicks, 40, Group Managing Director, has been with SUNDAY since the Company's inception in 1995 when he led the team which successfully acquired SUNDAY's PCS licence. He has been a partner, director and chief technical officer of Distacom Communications Limited of Hong Kong since 1994. Prior to joining Distacom, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987.

Mr. Kuldeep Saran, 50, Executive Director, has been a director of Mandarin Communications Limited since 1998 and is an executive director of Distacom. He is also a deputy chairman of e-Kong Group Limited. After obtaining his M.B.A. in 1977, Mr. Saran joined the Tata Group of India. Between 1984 and 1986, Mr. Saran worked at Sony Corporation in India and in 1987 he was appointed country head of Motorola in India. In 1992, Mr. Saran was director of planning and new business at Hutchison Telecommunications in Hong Kong. Mr. Saran was involved in the execution of Hutchison Telecommunications' new businesses in the United Kingdom, Thailand, Malaysia and India. He also was a member of the development team for Hutchison Telecommunications' businesses in Taiwan and the PRC. Mr. Saran joined Deutsche Bank in 1994 as head of the telecommunications group (Asia Pacific).

Mr. Andrew Chun Keung Leung, 45, Executive Director, has been a director of Mandarin Communications Limited since 1997. He graduated from the University of Hong Kong with an Honours Bachelors degree in Laws and a Post Graduate Certificate in Laws. Between 1980 and 1987, Mr. Leung practiced corporate finance law in Hong Kong and Sydney, Australia. Thereafter, until 1990, Mr. Leung served as a banker in the Asian investment banking divisions of two major international investment banks. Between 1990 and 1993, Mr. Leung initiated and structured a number of key infrastructure projects in Thailand's communications and mass transit sectors. From 1993 to 1997, he was the executive director of World-Wide (Holdings) Limited, a company specialising in direct investment activities for the Worldwide Investment Group, which was founded by Sir Y.K. Pao. Mr. Leung is responsible for overseeing USI's communications and technology investments, including its interests in the Group.

Mr. Craig Edward Ehrlich, 46, Executive Director, has been involved in Hong Kong's communications industry since he first settled in Hong Kong in 1987. Mr. Ehrlich joined Hutchison Cablevision as managing director in October 1987. Mr. Ehrlich was a founding member of the team that launched STAR TV, Asia's first satellite delivered multi-channel television network. After four years with Hutchison Whampoa, Mr. Ehrlich was hired as group operations director at Hutchison Telecommunications with direct responsibility for the company's operations in a total of 13 countries. In 1993, he left the Hutchison group and established companies which were involved in the introduction of cable television and paging services to the Philippines and Mexico. He sold these companies in September 1996 and was recruited as Group Managing Director in November 1996. Prior to joining Hutchison Cablevision in Hong Kong in 1987, he spent eight years in senior positions at one of America's largest cable television operators. He holds a B.A. degree from the University of California Los Angeles, a Masters degree from Occidental College and a postgraduate fellowship with the Coro Foundation.

Mr. Peter Kin Ngok Lam, 44, Non-executive Director, has been with the Group since 1995 when he was appointed a director of Mandarin Communications Limited. Mr. Lam also holds the following positions: deputy chairman of Lai Sun Garment (International) Limited, chairman and president of Lai Sun Development Company Limited, chairman of Lai Fung Holdings Limited, director of eSun Development Company Limited and Crocodile Garments Limited. Mr. Lam has extensive experience in property and investment businesses. Mr. Lam is a director of the Real Estate Developers Association of Hong Kong, a member of the Hong Kong Hotel Owners Association and a council member of the Anglo Hong Kong Trust.

Mr. Henry Michael Pearson Miles OBE, 65, Non-executive Director, has been with the Company since January 2000 and is currently chairman of Johnson Matthey plc, and the Korea Europe Fund Inc. He is a director of ING Baring Holdings Limited and a non-executive director of BP, Balfour Beatty plc and Pacific Assets Trust plc, all companies registered in the United Kingdom. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hong Kong Bank 1984/88. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited. Mr. Miles is an independent director and is a member of the Company's audit committee and remuneration committee.

Mr. Simon Murray CBE, 61, Non-executive Director, has been with the Company since January 2000. Mr. Murray is a co-founder and shareholder of Distacom International Limited. Mr. Murray was the executive chairman in Asia Pacific of Deutsche Bank group until early 1998 when he established his own business. He is the chairman of GEMS (General Enterprise Management Services), a private equity fund management company sponsored by Simon Murray and Associates. He is also a director of a number of public companies globally including Hutchison Whampoa Limited, Cheung Kong Holdings Limited, Hermes International, Vivendi, Tommy Hilfiger Corporation and N.M. Rothschild & Sons Limited. Mr. Murray is a member of the Former Directors Committee of The Community Chest and is involved in a number of other charitable organisations including The China Coast Community Association. In 1994, Mr. Murray, who is British, was awarded the CBE by HM The Queen of England for his contribution to the Hong Kong community. Mr. Murray is a member of the Company's audit committee.

Mr. Robert John Richard Owen, 62, Non-executive Director, has been with the Company since January 2000. From 1979 to 1987, Mr. Owen held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank Group. In 1988, Mr. Owen was recruited by the Hong Kong Government as advisor on securities markets to lead the implementation of extensive reforms to the regulation and operation of Hong Kong's securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr. Owen has held a number of concurrent positions which include chairman of TechPacific.com Limited (from 1999), director of Nomura International (Hong Kong) Limited (from 1994), council member, Lloyds of London (1993-1996), chairman of the International Securities Consultancy Ltd. (from 2000) and director of various other companies and investment funds. Mr. Owen is an independent director and is a member of the Company's audit committee.

Mr. Michael Triguboff, 47, Non-executive Director, has been with the Group since December 2000. Mr. Triguboff has been a managing director of Lazard Asset Management Pacific Co. and Lazard Freres & Co. LLC since 1994. He is responsible for the funds management activities of Lazard in South East Asia, Australia and New Zealand. Mr. Triguboff has extensive experience in the fields of funds management and corporate finance. Mr. Triguboff holds a number of degrees, including a Master of Business Systems, a Master of Business Administration, a Bachelor of Laws and a Bachelor of Arts. He is a fellow of Australian Institute of Management and an associate member of Institute of Electrical & Electronics Engineers.

Mr. George Kin Wah Wong, 49, Non-executive Director, has been with the Group since 1995 when he was appointed a director of Mandarin Communications Limited. Mr. Wong has been engaged in construction and real estate business in Taiwan and Hong Kong since graduating in building construction design in 1973. Mr. Wong also serves as chairman of The Hong Kong Parkview Group Limited which is a public company listed on the Stock Exchange and its core business is real estate development.

Mr. Hongqing Zheng, 54, Non-executive Director, has been with the Group since 1996 when he was appointed a director of Mandarin Communications Limited. He graduated from the planning and statistics department of the People's University of China and holds a Master's degree in economics. Mr. Zheng has over 22 years' experience in economic development work and is a qualified senior economist. Prior to joining the Group, Mr. Zheng was a committee member of the State Commission for Restructuring Economic System and director of the Comprehensive Planning Department and general manager of the China Container Corporation. Mr. Zheng is also a director and deputy general manager of China Travel Service (Holdings) Hong Kong Limited and holds chairmanships and directorships in various subsidiaries of China Travel Service (Holdings) Hong Kong Limited.

Mr. Fergus Wilmer, 44, Chief Executive Officer, has been a senior executive in the mobile telecommunications industry for over ten years. Before joining SUNDAY in 2000, Mr. Wilmer was the chief executive officer of Distacom Communications' Indian and African operations. While based in India, Mr. Wilmer was head of the fastest growing cellular operation in that country which was ranked the #1 operator in India by an independent consulting group. Prior to joining Distacom, Mr. Wilmer spent four years as the president of Hutchison Telecom in France, initiating operations in 1990 and growing to be the largest service provider in France. Mr. Wilmer also has an extensive background in the branded consumer products industry having spent over ten years in senior positions with Nike Australia and Hanny Magnetics in Hong Kong, the United States and the United Kingdom, among others. He holds a B.S. Degree in Electrical Engineering from Trinity College and a B.S. Degree in Economics from Queens University in Canada.

Ms. Janet Ching Man Fung, 39, Chief Financial Officer and Company Secretary, has over 17 years in public accounting, taxation, and financial consultancy and management in Hong Kong and the PRC. She began her career with Arthur Andersen & Co. and later became finance director of the Far East operations of Liz Claiborne Group before joining the Group in 1997. She holds a first class honor degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Society of Accountants, and a member of CPA Australia.

Mr. Wilson Bun Chu, 46, Chief Operating Officer, brings to SUNDAY 20 years of valuable management experience. Wilson is a member of the Hong Kong Society of Accountants and Canadian Institute of Chartered Accountants . He also holds a BA (Economics) and an MBA from the University of Western Ontario and York University in Canada, respectively. Before joining SUNDAY in 2000, Wilson was president of admart. Prior to that, he was the managing director for The Body Shop's Hong Kong and Macau operation, executive director of Giordano International Limited and director and executive vice president of Tiger Enterprises Limited (Giordano's joint venture in China).

Mr. Alphonso Soong, 46, Chief Information & Technology Officer, joined the Group in 2000. He was most recently vice president of Product Engineering & Support in the Internet Platform Organisation of AT&T Lab involved in fundamental functions and application engines for Internet Protocol (IP) services. He also served at AT&T Bell Labs, Nortel and Tandem Computers. Mr Soong oversees technology vision, trends and deployment in the wireless/multimedia infrastructure operating or planning for SUNDAY. He graduated from the University of Illinois with a B.S.C.S. and M.S.E.E.

Ms. Bing Zest Mah, 50, Chief Marketing Officer, held a number of senior positions at advertising agencies such as Ogilvy & Mather and McCann-Erickson and worked on a number of key accounts including American Express, Nestle, Philips and Kentucky Fried Chicken. Prior to joining the Group in 1998, she was vice president of marketing and communications at McDonald's Restaurants responsible for Hong Kong and the PRC. She holds a B.A. from the University of Malaya and a Master degree from the University of Hull.

Dr. Henry Kam Hong Wong, 40, Chief Operating Officer of SUNDAY WIN (Wireless Internet), joined the Group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd, where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include B.Sc. (Hons) in Computer Engineering (University of Manchester), a Ph.D in Mobile Radio Telecommunications (University of Southampton) and an M.B.A. (University of Hull).

Mr. Frankie Wong, 37, Group Director of Network Operations, joined the Group in 1996. He has over 14 years experience in planning, development, engineering and operation in mobile and fixed networks. Prior to joining the Group, Mr Wong worked for Hutchison Telecom (Hong Kong) and was responsible for building the GSM and CDMA networks. Earlier, he was involved in a number of projects with Cable & Wireless HKT in switching, Intelligent Network, transmission and network management areas. He holds a first class honours degree in Electrical & Electronic Engineering from the City University(London), and he is a Chartered Engineer, member of Institute of Electrical Engineers (UK) and The Hong Kong Institution of Engineers.

Mrs. Winnie Chiu, 45, Group Director of Human Resources & Administration, joined the Group in 2000. She has 20 years of human resources and training experience with large U.S. multinational firms such as American Express, NCR, AT&T and SeaLand Service Inc. She holds a Bachelor of Business Administration degree in organisational behaviour from the University of Regina, Saskachewan, Canada and Master of Arts degree in human resource management from the Macquarie University in Sydney, Australia.

Mr. Alan Kwan, 36, Group Director, Strategy & Technology of SUNDAY WIN (Wireless Internet), is responsible for the development of wireless Internet technologies. Prior to joining the Group in 1996, Mr Kwan has held senior positions in Hutchison Telecom and Motorola and was responsible for the bidding and implementation of the second generation GSM networks in Hong Kong and the Region. He holds a Bachelor degree in Electrical Engineering from the University of Western Australia, and a Graduate Diploma in Business Administration from Monash University.

Ms. Anna Zee, 39, Group Director of Customer Services, has more than ten years experience in the telecommunications industry. Prior to joining the Group in 2000, Ms Zee held key position in customer service department of SmarTone and Peoples respectively. Her last position with Peoples was General Manager of Customer Service. Ms Zee has extensive knowledge in the formulation of customer service strategy, implementation of customer retention program, development of customer relationship management system and management of customer service center. Ms. Zee holds a B.S. Degree (Marketing) from California State University of Los Angeles.

Mr. Wai Lok Cheung, 35, Group Director of Legal and Regulatory Affairs, joined the Group in 2000. Mr Cheung brings with him a wealth of experience in the legal and regulatory side of the telecommunications industry. Prior to joining SUNDAY, Mr Cheung was the General Manager, Legal, Administration and Procurement at Peoples Telephone Company. Mr Cheung graduated from the Lingnan University with an Honors Diploma in Company Secretaryship and Administration and an MBA degree from Leicester University, UK. He also earned his LLB from the University of Wolverhampton, UK.

Lostio
(Creative Director)

SUNDAY Mobile Assist
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TO THE SHAREHOLDERS OF

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 38 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 19th March, 2002

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER, 2001

	Note	2001 US$'000	2001 HK$'000	2000 HK$'000
Mobile services		149,448	1,165,399	988,718
Sales of mobile phones and accessories		31,149	242,901	404,444
International telecommunications and other services		1,808	14,093	57,231
Turnover	3	182,405	1,422,393	1,450,393
Cost of inventories sold and services provided	4	(60,175)	(469,243)	(660,050)
Gross profit		122,230	953,150	790,343
Other revenues		333	2,602	8,702
Network costs		(38,685)	(301,668)	(328,007)
Depreciation		(33,996)	(265,102)	(261,291)
Rent and related costs		(7,502)	(58,502)	(46,378)
Salaries and related costs		(29,905)	(233,202)	(255,201)
Advertising, promotion and other selling costs		(23,130)	(180,363)	(195,246)
Other operating costs		(10,275)	(80,125)	(93,605)
Loss from operations	3, 5	(20,930)	(163,210)	(380,683)
Interest income		2,769	21,592	51,053
Finance costs	6	(8,993)	(70,130)	(136,938)
Loss for the year	8	(27,154)	(211,748)	(466,568)
Loss per share	9	(0.9 cents)	(7.1 cents)	(16.4 cents)
EBITDA	10	13,066	101,892	(119,392)

Consolidated Balance Sheet

AS AT 31ST DECEMBER, 2001

	Note	2001 US$'000	2001 HK$'000	2000 HK$'000
Non-current assets				
Intangible asset	13	74,882	583,930	-
Fixed assets	14	165,873	1,293,479	1,449,988
Investment in a joint venture	15	634	4,940	-
Restricted cash deposits	16	306	2,385	2,385
		241,695	1,884,734	1,452,373
Current assets				
Inventories	17	2,622	20,448	16,075
Trade receivables	18	11,344	88,462	99,353
Deposits, prepayments and other receivables		12,261	95,608	87,691
Restricted cash deposits	16	17,018	132,706	93,640
Bank balances and cash		6,069	47,328	626,140
		49,314	384,552	922,899
Current liabilities				
Trade payables	19	6,147	47,932	90,277
Other payables and accrued charges		24,790	193,311	265,085
Subscriptions received in advance		18,696	145,795	194,514
Current portion of long-term loans and obligations under finance leases	22	25,258	196,960	49,400
		74,891	583,998	599,276
Net current (liabilities)/assets		(25,577)	(199,446)	323,623
		216,118	1,685,288	1,775,996
Financed by:				
Share capital	20	38,343	299,000	299,000
Reserves		62,708	488,996	700,744
Shareholders' equity		101,051	787,996	999,744
Long-term liabilities				
3G Licence fees liability	21	42,717	333,109	-
Long-term loans and obligations under finance leases	22	71,384	556,653	753,683
Subscriptions received in advance		966	7,530	22,569
		115,067	897,292	776,252
		216,118	1,685,288	1,775,996

On behalf of the Board

Richard John Siemens
Co-Chairman

Edward Wai Sun Cheng
Co-Chairman

AS AT 31ST DECEMBER, 2001

	Note	2001 US$'000	2001 HK$'000	2000 HK$'000
Non-current assets				
Subsidiaries	29	307,359	2,396,784	2,410,981
Current assets				
Prepayments and other receivables		5	39	1,109
Bank balances		6	47	1,921
		11	86	3,030
Current liabilities				
Other payables and accrued charges		559	4,359	6,519
Net current liabilities		(548)	(4,273)	(3,489)
		306,811	2,392,511	2,407,492
Financed by:				
Share capital	20	38,343	299,000	299,000
Reserves		268,468	2,093,511	2,108,492
Shareholders' equity		306,811	2,392,511	2,407,492

On behalf of the Board

Richard John Siemens
Co-Chairman

Edward Wai Sun Cheng
Co-Chairman

FOR THE YEAR ENDED 31ST DECEMBER, 2001

Group

	Share capital HK$'000	Reserve arising from the Reorganisation HK$'000	Share premium HK$'000	Accumulated losses HK$'000	Total shareholders' equity HK$'000
As at 1st January, 2000	1	1,254,000	–	(2,211,112)	(957,111)
Shares issued in respect of the global offering	69,000	–	2,539,200	–	2,608,200
Bonus issue	229,999	–	(229,999)	–	–
Expenses incurred in connection with the issue of shares	–	–	(184,777)	–	(184,777)
Loss for the year	–	–	–	(466,568)	(466,568)
As at 31st December, 2000	299,000	1,254,000	2,124,424	(2,677,680)	999,744
As at 1st January, 2001	299,000	1,254,000	2,124,424	(2,677,680)	999,744
Loss for the year	–	–	–	(211,748)	(211,748)
As at 31st December, 2001	299,000	1,254,000	2,124,424	(2,889,428)	787,996

Company

	Share capital HK$'000	Share premium HK$'000	Accumulated losses HK$'000	Total shareholders' equity HK$'000
As at 1st January, 2000	1	–	–	1
Shares issued in respect of the global offering	69,000	2,539,200	–	2,608,200
Bonus issue	229,999	(229,999)	–	–
Expenses incurred in connection with the issue of shares	–	(184,777)	–	(184,777)
Loss for the year	–	–	(15,932)	(15,932)
As at 31st December, 2000	299,000	2,124,424	(15,932)	2,407,492
As at 1st January, 2001	299,000	2,124,424	(15,932)	2,407,492
Loss for the year	–	–	(14,981)	(14,981)
As at 31st December, 2001	299,000	2,124,424	(30,913)	2,392,511

FOR THE YEAR ENDED 31ST DECEMBER, 2001

	Note	2001 US$'000	2001 HK$'000	2000 HK$'000
Net cash outflow from operating activities	23(a)	(11,331)	(88,355)	(324,354)
Investing activities				
Investment in a joint venture		(634)	(4,940)	–
Payment of 3G Licence fees		(32,059)	(250,000)	–
Payment of 3G Licence related expenses		(105)	(821)	–
Purchases of fixed assets		(18,808)	(146,664)	(122,247)
Proceeds from disposals of fixed assets		65	504	11,689
Increase in restricted cash deposits		(5,010)	(39,066)	(93,640)
Repayment of restricted cash deposits		–	–	815
Net cash outflow from investing activities		(56,551)	(440,987)	(203,383)
Net cash outflow before financing		(67,882)	(529,342)	(527,737)
Financing	23(b)			
Repayment of long-term bank loans		(3,078)	(24,000)	–
Repayment of long-term vendor loans		(2,506)	(19,543)	(1,012,685)
Capital element of finance lease payments		(760)	(5,927)	(8,753)
Repayment of convertible notes		–	–	(430,900)
Issue of shares		–	–	2,321,935
Expenses incurred in connection with the issue of shares		–	–	(184,777)
Increase in long-term vendor loans		–	–	380,174
Net cash (outflow)/inflow from financing		(6,344)	(49,470)	1,064,994
(Decrease)/increase in cash and cash equivalents		(74,226)	(578,812)	537,257
Cash and cash equivalents at 1st January		80,295	626,140	88,883
Cash and cash equivalents at 31st December		6,069	47,328	626,140
Analysis of balances of cash and cash equivalents				
Bank balances and cash		6,069	47,328	626,140

1 Basis of preparation

Pursuant to a group reorganisation (the "Reorganisation") completed on 24th February, 2000 to rationalise the group structure in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in Hong Kong and the NASDAQ National Market (the "NASDAQ") in the United States of America, the Company became the holding company of its subsidiaries (the "Group"). The Company's shares were successfully listed on the NASDAQ and the Stock Exchange on 15th March, 2000 and 16th March, 2000 respectively.

The comparative figures of the accounts have been prepared on the basis of merger accounting as if the Company had been the holding company of the other companies comprising the Group throughout the year ended 31st December, 2000.

The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA").

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2001:

SSAP 9 (revised) : Events after the balance sheet date
SSAP 14 (revised) : Leases (effective for periods commencing on or after 1st July, 2000)
SSAP 26 : Segment reporting
SSAP 28 : Provisions, contingent liabilities and contingent assets
SSAP 29 : Intangible assets
SSAP 31 : Impairment of assets
SSAP 32 : Consolidated financial statements and accounting for investments in subsidiaries

The Group has also early adopted SSAP 1 (revised) "Presentation of financial statements" and SSAP 15 (revised) "Cash flow statements" which will be effective for accounting periods commencing on or after 1st January, 2002.

2 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Group accounting

(i) Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31st December. A subsidiary is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, controls more than half of the voting power, or controls the composition of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of a jointly controlled entity for the year, and the consolidated balance sheet includes the Group's share of the net assets of a jointly controlled entity.

(b) Revenue recognition

The Group recognises revenues on the following bases:

(i) Telecommunications revenues

Telecommunications revenues comprise revenue in respect of mobile services and international telecommunications services. Revenue from mobile services comprises connection fees and fees for usage of the Group's network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised upon completion of activation services. Revenue from international telecommunications services comprises revenue from fixed line international calls by SUNDAY subscribers and international calls by non-SUNDAY subscribers. Subscribers pay monthly fees for usage of the Group's network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group's network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises the up-front subscription fees received from subscribers upon purchase of mobile phones and prepaid subscription fees received from subscribers. They are for provision of mobile airtime and access to the Group's network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on a straight line basis over the agreed period.

(ii) Revenue from sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of telecommunications services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for telecommunications services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii) Data revenue

Data revenue comprises revenue in respect of mobile data services. Monthly fees for usage of these services are recognised on an accrual basis.

(iv) Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c) Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d) Advertising and promotion costs

Advertising and promotion costs are charged to the profit and loss account as incurred.

(e) Warranty costs

The Group is provided with warranty from manufacturers in respect of the manufacturers' defects of mobile phones and accessories. The Group provides warranty to customers upon sales of mobile phones and accessories with similar terms and conditions to the warranty offered by the manufacturers. Provision is made for warranty costs not recoverable from the manufacturers.

(f) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(g) Retirement benefit costs

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held seperately from those of the Group in independently administered funds of respective schemes.

(h) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(i) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using a straight line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of the network equipment comprises the purchase cost of network assets and equipment and direct expenses in respect of the development of the network.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the fixed assets are estimated and where relevant, an impairment loss is recognised to reduce the fixed assets to the recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(j) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight line basis over the lease term.

(k) Intangible asset

The mobile carrier licence to establish and maintain a third-generation ("3G") mobile telecommunications network and to provide 3G services in Hong Kong ("3G Licence") is recorded as an intangible asset. Upon the grant of the 3G Licence, the cost of the 3G Licence, which is the discounted value of the minimum annual licence fees payable over the licence period of 15 years, is recorded together with the obligation. Amortisation is provided on a straight line basis over the life of the 3G Licence, commencing from the date of launch of the 3G services.

The difference between the discounted value of and the total of, the minimum annual licence fees payments represents the effective cost of financing and accordingly, for the period prior to the launch of the 3G services, this is capitalised as part of the cost of the intangible asset consistent with the policy for borrowing costs as set out in note 2(f). Subsequent to the launch of the 3G services, such finance costs will be charged to the profit and loss account in the year in which they are incurred.

Prior to the launch of the 3G services, the recoverable amount of the intangible asset is estimated at each balance sheet date and where relevant, an impairment loss is recognised to reduce the intangible asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account. Subsequent to the launch of the 3G services, at each balance sheet date the recoverable amount will be estimated if there is any indication, based upon both internal and external sources of information, that the intangible asset is impaired.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(n) Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(o) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(p) Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the profit and loss account.

(q) Convenience translations

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31st December, 2001, and consolidated balance sheet and company balance sheet as at 31st December, 2001 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.798 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

(r) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in current year. In particular, comparatives have been adjusted or extended to take into account the requirements of SSAP 14 (revised) "Leases" which the Group implemented in current year.

SSAP 14 prescribes the accounting policies and disclosure requirements in relation to finance and operating leases. The adoption of SSAP 14 does not have any impact on these accounts except that the comparatives of notes 22 and 26 to the accounts have been extended or restated.

3 Segment Information

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories, and international telecommunications and other services.

	Mobile services 2001 HK$'000	Sales of mobile phones and accessories 2001 HK$'000	International telecommunications and other services 2001 HK$'000	Group 2001 HK$'000
Turnover	1,165,399	242,901	14,093	1,422,393
Loss from operations	(38,127)	(52,958)	(72,125)	(163,210)
Interest income				21,592
Finance costs				(70,130)
Loss for the year				(211,748)
Segment assets	1,974,904	47,904	57,167	2,079,975
Investment in a joint venture				4,940
Unallocated assets				184,371
Total assets				2,269,286
Segment liabilities	670,263	27,120	24,655	722,038
Unallocated liabilities				759,252
Total liabilities				1,481,290
Intangible asset	583,930	–	–	583,930
Capital expenditure	105,590	3,604	1,029	110,223
Depreciation	(241,906)	(12,184)	(11,012)	(265,102)

	Mobile services 2000 HK$'000	Sales of mobile phones and accessories 2000 HK$'000	International telecommunications and other services 2000 HK$'000	Group 2000 HK$'000
Turnover	988,718	404,444	57,231	1,450,393
Loss from operations	(146,150)	(96,092)	(138,441)	(380,683)
Interest income				51,053
Finance costs				(136,938)
Loss for the year				(466,568)
Segment assets	1,491,947	70,903	86,223	1,649,073
Unallocated assets				726,199
Total assets				2,375,272
Segment liabilities	478,494	52,498	40,441	571,433
Unallocated liabilities				804,095
Total liabilities				1,375,528
Capital expenditure	293,623	12,133	33,517	339,273
Depreciation	(229,975)	(16,692)	(14,624)	(261,291)

There are no sales or other transactions between the business segments. Segment assets consist primarily of the intangible asset, fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude cash. Segment liabilities comprise operating liabilities, 3G Licence fees liability and mainly exclude long-term loans. Capital expenditure comprises additions to fixed assets (note 14).

4 Cost of inventories sold and services provided

Cost of inventories sold represents cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

5 Loss from operations

Loss from operations is stated after charging/(crediting) the following:

	2001 HK$'000	2000 HK$'000
Cost of inventories sold	244,981	424,549
Depreciation:		
- owned fixed assets	256,641	253,480
- leased fixed assets	6,461	7,811
Loss/(gain) on disposals of fixed assets	1,126	(60)
Operating leases charges:		
- land and buildings, including transmission sites	209,370	190,983
- leased lines	94,777	102,265
Provision for doubtful debts	19,579	28,501
Auditors' remuneration	840	840

6 Finance costs

	2001 HK$'000	2000 HK$'000
Interest on bank loans and overdrafts	52,160	65,102
Interest on vendor loans repayable within five years	16,540	35,508
Interest on convertible notes	–	34,428
Interest element of finance lease payments	413	814
Other incidental borrowing costs	1,017	1,086
	70,130	136,938

7 Taxation

No provision for Hong Kong profits tax has been made as the Group has no assessable profit for the year (2000: Nil).

The Group has not recorded a deferred tax credit in its consolidated profit and loss account for the years ended 31st December, 2001 and 2000 in respect of tax losses due to the uncertainty that the resultant deferred tax assets will be recovered in the foreseeable future.

Deferred taxation credit/(charge) for the year has not been provided in respect of the following:

	2001 HK$'000	2000 HK$'000
Accelerated depreciation allowances	24,459	(795)
Tax losses	12,817	100,715
Other temporary differences	(49)	(2,987)
	37,227	96,933

8 Loss for the year

The loss for the year is dealt with in the accounts of the Company to the extent of HK$14,981,000 (2000: loss of HK$15,932,000).

9 Loss per share

(a) Basic loss per share

The calculation of basic loss per share is based on the Group's loss for the year of HK$211,748,000 (2000: loss of HK$466,568,000) and the weighted average number of 2,990,000,000 shares (2000: 2,850,491,803 shares) in issue during the year.

The weighted average number of shares in issue during the year ended 31st December, 2000 has been calculated as if the 2,300,000,000 ordinary shares were in issue on 1st January, 2000 and on the basis that the 690,000,000 ordinary shares were issued on 15th March, 2000 pursuant to the global offering of the Company's shares.

(b) Diluted loss per share

There is no dilutive effect upon exercise of the share options on the loss per share for the years ended 31st December, 2001 and 2000.

10 Earnings before interest, tax, depreciation and amortisation ("EBITDA")

EBITDA represents earnings/losses of the Group before interest income, finance costs, taxation, depreciation and amortisation.

11 Retirement benefit costs

Pursuant to a trust deed entered into by the Group on 1st April, 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees with retrospective effect from 1st July, 1997 (the "Retirement Scheme").

All permanent full time employees were eligible to join the Retirement Scheme before the Mandatory Provident Fund ("MPF") Scheme was set up on 1st December, 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group's contributions were calculated at 5% of the employee's salaries.

With effect from 1st December, 2000, the Group has set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group's monthly contributions are calculated at 5% of the employee's monthly salaries up to a maximum of HK$1,000 (the "mandatory contributions"). The Group makes certain additional contributions if the employee's monthly salaries exceed HK$20,000 (the "voluntary contributions").

Under the MPF Scheme, the employees are entitled to 100% of the employer's mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group's voluntary contributions after seven years of completed service or at a reduced scale of the Group's voluntary contributions after completion of two to six years' service. Under the Retirement Scheme, the employees are entitled to 100% of the employer's contributions after seven years of completed service, or at a reduced scale after completion of two to six years' service. Forfeited contributions are to be refunded to the Group and applied to reduce the Group's contributions.

The Group's contributions to the schemes are as follows:

	2001 HK$'000	2000 HK$'000
Gross employer's contributions	9,890	8,104
Less: Forfeited contributions utilised	(18)	(3,593)
Net employer's contributions charged to the profit and loss account	9,872	4,511

Contributions payable as at 31st December, 2001 was HK$892,243 (2000: HK$1,633,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December, 2001 were HK$29,000 (2000: Nil). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

12 Directors' and management's emoluments

(a) Directors' emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

	2001 HK$'000	2000 HK$'000
Fees	600	558
Salaries, other allowances and benefits in kind	11,754	11,700
Bonuses	1,446	24,863
Retirement scheme contributions	-	198
	13,800	37,319

The above amounts include directors' fees of HK$400,000 (2000: HK$372,000) paid to independent non-executive directors.

The emoluments of the directors fell within the following bands:

Emolument bands	Number of directors 2001	2000
Nil - HK$1,000,000	8	11
HK$1,000,001 - HK$1,500,000	5	5
HK$5,500,001 - HK$6,000,000	1	-
HK$29,000,001 - HK$29,500,000	-	1

During the year no options were granted to or exercised by the directors.

36

(b) Management's emoluments

The five individuals whose emoluments were the highest in the Group for the year include one (2000: one) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2000: four) individuals during the year are as follows:

	2001 HK$'000	2000 HK$'000
Salaries, other allowances and benefits in kind	11,714	8,667
Bonuses	4,107	2,999
Retirement scheme contributions	400	289
	16,221	11,955

The emoluments of these four individuals fell within the following bands:

Emolument bands	Number of individuals 2001	2000
HK$2,000,001 - HK$2,500,000	-	1
HK$2,500,001 - HK$3,000,000	1	2
HK$3,000,001 - HK$3,500,000	1	-
HK$4,000,001 - HK$4,500,000	1	1
HK$5,500,001 - HK$6,000,000	1	-

13 Intangible asset

Group

	3G Licence HK$'000
Addition	583,930
Amortisation	-
At 31st December, 2001	583,930

On 22nd October, 2001, the Group was granted a 3G Licence (note 2(k)) in accordance with the provisions in Chapter 106 of the Telecommunications Ordinance. The 3G Licence will be valid for 15 years from the date of grant and requires the Group to install, maintain and use equipment for the 3G telecommunications network and to provide 3G services in Hong Kong.

Pursuant to the terms of the 3G Licence, the licence fees payable in arrears for each of the first five years following the grant of the 3G Licence shall be the minimum annual fees indicated below ("Minimum Annual Fees") of HK$50 million per year, and in each of the remaining 10 years, shall be the higher of 5% of the turnover attributable to the provision of the 3G services and the Minimum Annual Fees for each year of the 3G Licence:

	Minimum Annual Fees (HK$'000)
1st	50,000
2nd	50,000
3rd	50,000
4th	50,000
5th	50,000
6th	60,124
7th	70,249
8th	80,373
9th	90,497
10th	100,622
11th	110,746
12th	120,870
13th	130,995
14th	141,119
15th	151,243
Total	1,306,838

The cost of the 3G Licence is stated at the discounted value of the Minimum Annual Fees to be paid over the licence period, together with certain direct expenditures and the finance costs capitalised prior to the launch of the 3G services. The discount rate, which represents the Group's weighted average cost of capital, is 11.2% as at 31st December, 2001.

The cost of the 3G Licence will be amortised over the licence period from the date of launch of the 3G services. The 3G services have not been launched as at 31st December, 2001.

The carrying amount of the 3G Licence as at 31st December, 2001 would have been HK$1,307,659,000 had it been stated at the total undiscounted future cash payments.

14 Fixed assets

Group

	Network equipment HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Computer equipment HK$'000	Motor vehicles HK$'000	Leasehold improvements HK$'000	Total HK$'000
Cost							
At 1st January, 2001	1,620,051	7,433	12,732	202,905	3,354	299,815	2,146,290
Additions	80,338	74	460	17,931	–	11,420	110,223
Disposals	(221)	(96)	(774)	(1,082)	(483)	(7,526)	(10,182)
At 31st December, 2001	1,700,168	7,411	12,418	219,754	2,871	303,709	2,246,331
Accumulated depreciation							
At 1st January, 2001	374,896	3,141	6,055	109,190	1,882	201,138	696,302
Charge for the year	172,345	1,493	2,541	44,461	644	43,618	265,102
Disposals	(150)	(76)	(564)	(839)	(317)	(6,606)	(8,552)
At 31st December, 2001	547,091	4,558	8,032	152,812	2,209	238,150	952,852
Net book value							
At 31st December, 2001	1,153,077	2,853	4,386	66,942	662	65,559	1,293,479
At 31st December, 2000	1,245,155	4,292	6,677	93,715	1,472	98,677	1,449,988

At 31st December, 2001, the net book value of fixed assets held by the Group under finance leases amounted to HK$2,963,000 (2000: HK$10,436,000).

All fixed assets were pledged as security for the bank loan and vendor loan facilities of the Group.

15 Investment in a joint venture

	Group 2001 HK$'000	Group 2000 HK$'000
Share of net assets	1	–
Advance	4,939	–
	4,940	–

Details of the joint venture are as follows:

Name	Nature	Place of incorporation	Voting power	Principal activities and place of operation
Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong

The advance to Atria Limited is unsecured, interest free and has no fixed repayment terms.

16 Restricted cash deposits

As at 31st December, 2001, a bank deposit of HK$2,385,000 (2000: HK$2,385,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As at 31st December, 2001, another bank deposit of HK$132,706,000 (2000: HK$93,640,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within six months.

17 Inventories

The carrying values of the inventories are as follows:

	Group 2001 HK$'000	Group 2000 HK$'000
Mobile phones and accessories		
Cost	26,233	29,504
Less: Provision	(5,785)	(13,429)
	20,448	16,075

As at 31st December, 2001, the carrying amount of inventories that are stated at net realisable value amounted to HK$19,830,000 (2000: HK$13,652,000).

All inventories were pledged as security for the bank loan and vendor loan facilities of the Group.

18 Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	Group 2001 HK$'000	Group 2000 HK$'000
0-30 days	63,463	63,953
31-60 days	13,902	17,479
61-90 days	6,755	10,550
Over 90 days	4,342	7,371
	88,462	99,353

19 Trade payables

The ageing analysis of the trade payables is as follows:

	Group 2001 HK$'000	Group 2000 HK$'000
0-30 days	36,170	72,939
31-60 days	2,383	4,965
61-90 days	2,697	1,763
Over 90 days	6,682	10,610
	47,932	90,277

20 Share capital

	Company 2001 HK$'000	Company 2000 HK$'000
Authorised:		
10,000,000,000 (2000: 10,000,000,000) ordinary shares of HK$0.10 each	1,000,000	1,000,000
Issued and fully paid:		
2,990,000,000 (2000: 2,990,000,000) ordinary shares of HK$0.10 each	299,000	299,000

The following changes in the Company's share capital took place from the Company's date of incorporation to 31st December, 2000:

(i) Upon incorporation on 24th November, 1999, the Company's authorised share capital was HK$380,000 divided into 3,800,000 shares of HK$0.10 each and one share was issued at par for cash. On the same date, 99 ordinary shares of HK$0.10 each were issued at par for cash.

(ii) On 24th February, 2000, the Company issued a further 7,900 shares of HK$0.10 each at par in exchange for shares of SUNDAY Holdings Corporation.

(iii) Pursuant to special resolutions in writing passed on 1st March, 2000, the authorised share capital of the Company was increased from HK$380,000 to HK$1,000,000,000 by the creation of 9,996,200,000 shares of HK$0.10 each.

(iv) On 15th March, 2000, pursuant to the Global Offering of the Company's shares, 690,000,000 shares of HK$0.10 each were issued to the public and institutional investors at HK$3.78 per share (the "New Issue") for cash. The excess of the issue proceeds over the par value of the shares issued was credited to the share premium account.

(v) Immediately following the New Issue, 2,299,992,000 shares of HK$0.10 each were issued at par to the shareholders on the register of members of the Company as at 1st March, 2000 by way of capitalisation of a sum of HK$229,999,200 standing to the credit of the share premium account of the Company.

(vi) The shares of the Company were listed on the NASDAQ and the Stock Exchange on 15th and 16th March, 2000 respectively.

Share option scheme

On 1st March, 2000, the shareholders of the Company approved and adopted a share option scheme (the "Share Option Scheme"). Under the Share Option Scheme, the board of directors may offer to grant qualifying employees and directors of the Company or its subsidiaries options to subscribe for ordinary shares of the Company. Upon accepting an option, a grantee must pay HK$1 to the Company as consideration for the grant within 28 days from the offer date.

The maximum number of ordinary shares over which options may be granted under the Share Option Scheme may not exceed 10% of the Company's issued share capital from time to time (excluding for this purpose from the issued share capital any shares which have been issued on the exercise of any option granted under the Share Option Scheme). The number of shares over which an option may be granted to any one person at any time is limited such that no person may be granted an option, which, if exercised in full, would result in such person becoming entitled to subscribe for shares which, when aggregated with the total number of shares subscribed under options previously granted to that employee, would exceed 25% of the aggregate number of shares over which all options may be granted under the Share Option Scheme.

The board of directors may determine, in its discretion, the consideration for a share payable by a participant upon the exercise of any option granted under the Share Option Scheme and such price will not be less than the higher of: (1) the nominal value of the Company's share; or (2) 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option on which there were dealings in the Company's shares on the Stock Exchange.

The board of directors has absolute discretion to determine the exercise period of any option, except that no option may be exercised more than 10 years after its grant.

Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

Details of the share options outstanding as at 31st December, 2001 which have been granted under the Share Option Scheme are as follows:

	Options held at 1st January, 2001	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31st December, 2001	Exercise price HK$	Grant date[3]	Exercisable until
Executive Directors[4]	90,000,000	–	–	–	90,000,000	1.01	31/05/2000	30/05/2010
Chief Executive[4]	15,000,000	–	–	–	15,000,000	1.01	31/05/2000	30/05/2010
Continuous contract employees	31,292,548	–	–	5,026,902[2]	26,265,646	3.05	23/03/2000	22/03/2010
	36,365,109	–	–	5,813,252[2]	30,551,857	1.01	31/05/2000	30/05/2010
	2,482,479	–	–	386,470[2]	2,096,009	3.05	31/05/2000	30/05/2010
	–	4,213,147[1]	–	384,970[2]	3,828,177	1.01	19/01/2001	18/01/2011

Notes:

(1) At the date before the options were granted, 18th January, 2001, the market value per share was HK$0.62.

(2) These share options lapsed during the year upon the cessation of employment of certain employees.

(3) Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

(4) Details of the options granted to the Executive Directors and Chief Executive of the Company are set out on page 24 of this annual report under the heading of "Directors' and Chief Executive's Interests in Securities".

As at 31st December, 2001, 131,258,311 unissued share options are available under the Share Option Scheme, representing 4.39% of the issued share capital of the Company.

The Group has computed the fair value of the options granted during the year ended 31st December, 2001 using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	5.33%
Expected dividend yield	0%
Expected volatility of the market price of the Company's shares	56%
Weighted average expected life of the options	10 years

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the options. The fair value of the options granted during the year ended 31st December, 2001 was computed as approximately HK$1,896,000.

No charge was recognised in the profit and loss account in respect of the value of the options granted during the year.

21 3G Licence fees liability

Pursuant to the terms of the 3G Licence, the Minimum Annual Fees (as set out in note 13) are payable to the Office of Telecommunications Authority ("OFTA") in arrears. The aggregate of such fees are HK$1,306,838,000. However, pursuant to the grant of the 3G Licence, the Group paid an amount of HK$250,000,000 to OFTA during the year, equivalent to the aggregate of the first five years' Minimum Annual Fees.

As at 31st December, 2001, the Group's 3G Licence fees liability represents the discounted value of the remaining Minimum Annual Fees payable from the 6th to the 15th year and is analysed as follows:

	Group	
	2001 HK$'000	2000 HK$'000
Minimum Annual Fees payable after the fifth year	1,056,838	–
Future finance charges	(723,729)	–
Discounted value of Minimum Annual Fees	333,109	–

On 22nd October, 2002, 2003, 2004 and 2005, the Group will be required to provide performance bonds in amounts equivalent to the 6th, 7th, 8th and 9th years' Minimum Annual Fees due respectively, on a cumulative basis. From 22nd October, 2006 onwards, the Group will be required to provide such performance bonds in amounts equivalent to the next five years' Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years).

22 Long-term loans and obligations under finance leases

	Group	
	2001 HK$'000	2000 HK$'000
Bank loans (secured) (note a)	576,000	600,000
Vendor loans (secured) (note a)	175,455	194,998
Obligations under finance leases (note d)	2,158	8,085
	753,613	803,083
Less: Current portion included under current liabilities		
- bank loans	(156,000)	(24,000)
- vendor loans	(38,990)	(19,500)
- obligations under finance leases	(1,970)	(5,900)
	(196,960)	(49,400)
	556,653	753,683

(a) Bank and vendor loans

At 31st December, 2001 and 2000, the Group's long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans	
	2001	2000	2001	2000
	HK$'000HK$	'000	HK$'000	HK$'000
Within one year	156,000	24,000	38,990	19,500
In the second year	180,000	156,000	58,485	39,000
In the third to fifth year	240,000	420,000	77,980	136,498
	576,000	600,000	175,455	194,998

The bank loans and the vendor loans from Nortel Networks (Asia) Limited ("Nortel"), a major vendor of the Group, ("the vendor loans") bear interest at prevailing market rates and are repayable in 15 quarterly instalments commencing from 11th March, 2001.

As at 31st December, 2001, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of Mandarin Communications Limited ("Mandarin"), a wholly-owned subsidiary of the Company.

(b) Banking and other borrowing

The Group had available bank loan facilities of HK$600,000,000 which had been fully drawn down as at 31st December, 2000. With effect from 11th March, 2001, the bank loan facilities available are reduced in line with repayments being made (as set out in note 22(a)) and the available bank loan facilities as at 31st December, 2001 were HK$576,000,000.

In addition, Nortel provided a long-term loan facility (the "vendor loan facility") of US$155,000,000 (approximately HK$1,209,000,000) to the Group for financing certain of its capital and other expenditures. The vendor loan facility was fully utilised in 2000. In 2000, the Group repaid Nortel an aggregate of US$130,000,000 (approximately HK$1,013,000,000) and at the same time Nortel granted a short-term revolving facility of the same amount ("the revolving loan facility") to the Group with an expiry date on 12th March, 2001. During the year, the expiry date of the revolving loan facility was further extended to 11th March, 2002.

With effect from 11th March, 2001, the revolving loan facility available is reduced in the same proportion as the repayments of the vendor loans (as set out in note 22(a)) bear to the vendor loans of US$25,000,000 (approximately HK$194,998,000). As at 31st December, 2001, the available revolving loan facility was US$117,000,000 (approximately HK$912,366,000) (2000: US$130,000,000, approximately HK$1,014,000,000). The revolving loan facility has been extended to 10th April, 2002 as set out in note 28 to the accounts.

(c) Bank and vendor loans' covenants

Pursuant to the Amended and Restated Sponsor Support Agreement dated 18th February, 2000 entered into between the bank, Nortel and certain beneficial shareholders of the Group (namely, Distacom Communications Limited, USI Holdings Limited, Lai Sun Development Company Limited, The Hong Kong Parkview Group Limited and China Travel Services (Holdings) Hong Kong Limited), these beneficial shareholders have certain non-financial obligations under the Sponsor Support Agreement. Any breach of the obligations under the Sponsor Support Agreement provides the bank and Nortel with rights of actions against these beneficial shareholders only and has no impact on the bank loan and vendor loan facilities.

On 18th February, 2000, the Group has renegotiated the terms, in particular the covenants, of the bank loans and the vendor loans with the bank and Nortel respectively.

The revised bank loan and the vendor loan facilities effective from 18th February, 2000 contain a number of covenants that restrict Mandarin's ability to take certain actions without prior approval of the bank and Nortel. These covenants include the following:

- Mandarin must operate its business in accordance with business plans approved by the bank and Nortel except for variations that would not have a material adverse effect on Mandarin's financial condition, its operations or its ability to repay the debt;

- Mandarin cannot incur capital expenditure in any budget period greater than 15% above the levels specified in its business plan then in effect;

- Mandarin is required to continuously meet certain subscriber, earnings (EBITDA), tangible net worth and debt service ratio targets;

- Mandarin must continue to be managed by such person or persons who, in the reasonable opinion of the bank and Nortel, have sufficient expertise and experience in the Hong Kong or international telecommunications industry so as to be able to provide adequate managerial personnel to implement and execute Mandarin's business plan then in effect in accordance with good industry practice;

- Mandarin is prohibited from declaring or paying dividends until the combined outstanding balance of the facilities is less than HK$600,000,000. When Mandarin pays a dividend, it is required to make a prepayment to the facilities which equals the total amount of a dividend, and that dividend and the matching prepayment can only be funded from the excess cash flow of Mandarin;

- Mandarin is required to deposit all of its revenues into an account from which it may only withdraw amounts for its operating expenses, working capital and capital expenditures, as provided in the business plan then in effect. The rest of its revenue goes toward paying principal and interest on the facilities and into a minimum six months debt service reserve account for future payments. If there is any excess cash flow after these commitments, Mandarin may use 50% of that excess cash, but it must use the other 50% to prepay the facilities;

- Mandarin generally cannot, without consent from the bank and Nortel, incur new debt except for certain permitted indebtedness incurred in the ordinary course of business;

- Mandarin cannot use its assets to secure any additional debt, subject to certain exceptions; and

- Mandarin will be in default:
  (i) if it defaults on any other loan in excess of US$2,000,000 (approximately HK$15,596,000);
  (ii) if the Company, SUNDAY Holdings Corporation or SUNDAY Investment Limited default on any other loan in excess of US$10,000,000 (approximately HK$77,980,000); or
  (iii) if, in the opinion of the bank and Nortel, an event occurs which has a material adverse effect on Mandarin's financial condition, operations or ability to repay debt.

Failure to comply with these covenants and restrictions, subject to a 14-day grace period in the case of a remediable event, would entitle the bank and Nortel to accelerate the maturity of the outstanding debt under the facilities and exercise their security rights over substantially all of Mandarin's assets.

(d) Obligations under finance leases:

	2001 HK$'000	2000 HK$'000 (Restated)
Minimum lease payments		
Within one year	2,123	6,760
In the second year	209	2,314
In the third to fifth year	–	209
	2,332	9,283
Future finance charges on finance leases	(174)	(1,198)
Present value of finance lease liabilities	2,158	8,085

The present value of finance lease liabilities is as follows:	2001 HK$'000	2000 HK$'000
Within one year	1,970	5,900
In the second year	188	1,997
In the third to fifth year	–	188
	2,158	8,085

23 Notes to the consolidated cash flow statement

(a) Reconciliation of loss from operations to net cash outflow from operating activities

	2001 HK$'000	2000 HK$'000
Loss from operations	(163,210)	(380,683)
Depreciation	265,102	261,291
Loss/(gain) on disposal of fixed assets	1,126	(60)
Operating profit/(loss) before working capital changes	103,018	(119,452)
Increase in inventories	(4,373)	(8,255)
Decrease in trade receivables, deposits, prepayments and other receivables	1,226	19,127
Decrease in trade payables, other payables and accrued charges	(75,536)	(15,011)
Decrease in subscriptions received in advance	(63,758)	(95,212)
Cash outflow from operations	(39,423)	(218,803)
Interest received	25,488	47,018
Interest paid	(72,990)	(150,669)
Interest element of finance lease payments	(413)	(814)
Other incidental borrowing costs paid	(1,017)	(1,086)
Net cash outflow from operating activities	(88,355)	(324,354)

(b) Analysis of changes in financing during the year

	Share capital HK$'000	Share premium HK$'000	Long-term loans HK$'000	Convertible notes HK$'000	Obligations under finance leases HK$'000
At 1st January, 2000	1	–	1,221,517	700,000	8,746
Net cash inflow/(outflow) from financing	61,502	2,075,656	(632,511)	(430,900)	(8,753)
Convertible notes converted into shares	7,498	278,767	–	(269,100)	–
Bonus issue	229,999	(229,999)	–	–	–
Inception of finance leases	–	–	–	–	8,092
Purchases of fixed assets by directly assuming long-term loans	–	–	205,992	–	–
At 31st December, 2000	299,000	2,124,424	794,998	–	8,085
At 1st January, 2001	299,000	2,124,424	794,998	–	8,085
Net cash outflow from financing	–	–	(43,543)	–	(5,927)
At 31st December, 2001	299,000	2,124,424	751,455	–	2,158

(c) Major non-cash transactions

	2001 HK$'000	2000 HK$'000
Acquisition of 3G Licence by incurring the 3G Licence fees liability	333,109	-
Inception of finance leases	-	8,092
Purchases of fixed assets by directly assuming long-term vendor loans	-	205,992
Convertible notes and interest converted into shares	-	286,265

24 Deferred taxation

The potential deferred tax assets/(liabilities) not provided for as of 31st December, 2001 and 2000 amount to:

	Group	
	2001 HK$'000	2000 HK$'000
Accelerated depreciation allowances	(113,160)	(137,619)
Tax losses	478,119	465,302
Other temporary differences	49	98
	365,008	327,781

25 Capital commitments

	Group	
	2001 HK$'000	2000 HK$'000
In respect of purchases of fixed assets:		
- contracted but not provided for	118,044	19,767
- authorised but not contracted for	70,510	282,000
	188,554	301,767

The Company did not have any capital commitments as at 31st December, 2001 (2000: Nil).

26 Commitments under operating leases

At 31st December, 2001 and 2000, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group	
	2001 HK$'000	2000 HK$'000 (Restated)
In respect of land and buildings, including transmission sites:		
- within one year	170,948	148,396
- in the second to fifth year inclusive	111,702	123,043
- after the fifth year	2,035	4,826
	284,685	276,265
In respect of leased lines:		
- within one year	55,145	48,637
- in the second to fifth year inclusive	33,121	14,937
	88,266	63,574
	372,951	339,839

The Company did not have any commitments under operating leases as at 31st December, 2001 (2000: Nil).

27 Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group's business:

	Group	
	2001 HK$'000	2000 HK$'000
International telecommunications service and other revenues received from a related company (note a)	6,564	12,045
Operating lease charges paid to related companies (note b)	(4,870)	(5,304)
Sales and marketing service fees paid to a beneficial shareholder (note c)	(910)	(510)
Consulting service fees paid to a related company (note d)	(833)	-

(a) The Group entered into certain agreements based on normal commercial terms with a wholly-owned subsidiary of a related company, e-Kong Group Limited ("e-Kong"), during the year ended 31st December, 2000. Under these agreements the Group enabled the customers of e-Kong to make international calls by providing it interconnection to the Group's international telecommunications service facility and referred the Group's subscribers of international telecommunications service to make international calls directly through a web site of e-Kong. Such arrangement was terminated effective from 26th September, 2001 pursuant to a revised agreement entered on the same date. The revenue from international telecommunications service was HK$6,564,000 (2000: HK$4,471,000). The one-time referral revenue of HK$7,574,000 was included in other revenues in 2000.

Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and e-Kong.

(b) The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders or connected parties of the Company to lease a number of premises for the Group's operating activities.

(c) Distacom Communications Limited ("Distacom"), a beneficial shareholder of the Company, provided the Group with sales and marketing services for fees which were agreed based on the resources spent, expertise allocated and actual staff costs incurred by Distacom for providing these services.

Messrs. Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Simon Murray and Michael Triguboff are directors of both the Company and Distacom.

(d) The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited ("Lifetree") during the year ended 31st December, 2001, which provided various software development and consulting services to the Group.

Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both the Company and Lifetree.

28 Subsequent events

On 5th March, 2002, the expiry date of the revolving loan facility granted by Nortel (note 22(b)) was extended to 10th April, 2002. On the expiry date, any outstanding amounts drawn down under the revolving loan facility will become subject to the terms of the vendor loans and will be repaid in line with the repayment schedule of the vendor loans.

29 Subsidiaries

	Company	
	2001 HK$'000	2000 HK$'000
Unlisted shares at cost	1	1
Loan to a subsidiary	2,421,735	2,421,735
Amount due to subsidiaries	(24,952)	(10,755)
	2,396,784	2,410,981

The loan to and the amount due to the subsidiaries are unsecured, interest free and have no fixed terms for repayment.

The Company has the following principal wholly-owned subsidiaries as at 31st December, 2001:

Name	Place of incorporation	Issued and fully paid up capital	Principal activities
Shares held directly			
SUNDAY HOLDINGS (HONG KONG) CORPORATION (formerly known as SUNDAY HOLDINGS CORPORATION)	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding
SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
Shares held indirectly			
MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile, international tele-communications and other services, and sales of mobile phones and accessories
SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY 3G (HONG KONG) LIMITED (formerly known as SUNDAY TELECOMMUNICATIONS (HONG KONG) LIMITED)	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G Licence
SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED ("SCSSL")	The People's Republic of China (the "PRC")	Note (a)	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which is operated in the PRC, are undertaken in Hong Kong.

(a) SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL is US$1.5 million which was not paid up as at 31st December, 2001.

30 Approval of accounts

The accounts were approved by the board of directors on 19th March, 2002.

The Group's financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States ("US GAAP"). The significant differences relate principally to the following items and the adjustments considered necessary to restate loss for the year and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

(a) Under HK GAAP, deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

Under US GAAP, the Group is required to recognise deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the accounts or tax returns. Under this method, deferred tax assets and liabilities are recognised for future tax consequences attributable to differences between the accounts' carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax asset unless it is more likely than not that such asset will be realised.

(b) Under HK GAAP, connection fee revenue is recognised when received upon completion of activation services. Under US GAAP, connection fee of the mobile services, net of the direct incremental costs incurred, is deferred and recognised over the estimated customer service period, which is estimated based on the expected stabilised churn rate. Connected fee revenue amounted to HK$16,319,000, of which HK$10,390,000 was deferred as at 31st December, 2001.

(c) Under HK GAAP, no compensation cost to employees is required to be recognised in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively and there is no effect on the results of the Group in connection with the Share Option Scheme.

Under US GAAP, intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group's employees. Accordingly, deferred compensation of HK$10,254,000 was recognised on options granted with an exercise price lower than the fair market value of the Company's shares at the grant date. The deferred compensation is amortised over the three-year vesting period. Deferred compensation of HK$681,000 for the options forfeited are reversed in shareholders' equity. No compensation is recognised for options which are granted with an exercise price equal to the fair market value of the Company's shares at the grant date. Compensation costs charged to the consolidated profit and loss account and credited to the deferred compensation for the years ended 31st December, 2001 and 2000 were HK$3,800,000 and HK$3,752,000 respectively in respect of amortisation of the deferred compensation.

The following table summarises the effect on loss for the year of the differences between HK GAAP and US GAAP.

	For the year ended 31st December,		
	2001 US$'000#	2001 HK$'000	2000 HK$'000
Loss for the year as reported under HK GAAP	(27,154)	(211,748)	(466,568)
US GAAP adjustments:			
Deferred tax on accelerated depreciation allowances	(3,137)	(24,459)	(795)
Deferred tax assets on tax loss and others	3,137	24,459	795
Amortisation of net connection fee	(1,332)	(10,390)	-
Compensation cost in respect of amortisation of deferred compensation for share options	(487)	(3,800)	(3,752)
Loss for the year under US GAAP	(28,973)	(225,938)	(470,320)
Basic loss per share under US GAAP	(1.0 cents)	(7.6 cents)	(16.5 cents)
Basic loss per ADS under US GAAP *	(US$0.3)	(HK$2.3)	(HK$5.0)

* One ADS is equivalent to 30 shares.

\# An exchange rate of US$1 = HK$7.798 has been used to translate Hong Kong dollars to U.S. dollars. Such translations are for convenience only and should not be construed as representations that Hong Kong dollars amounts could be converted into U.S. dollars at that or any other rate.

The following table summarises the effect on shareholders' equity of the differences between HK GAAP and US GAAP.

	As at 31st December, 2001 US$'000#	2001 HK$'000	2000 HK$'000
Shareholders' equity as reported under HK GAAP	101,051	787,996	999,744
US GAAP adjustments:			
Deferred tax liabilities	(14,511)	(113,160)	(137,619)
Deferred tax assets	61,687	481,038	466,000
Valuation allowance	(47,176)	(367,878)	(328,381)
Deferred net connection fees	(1,332)	(10,390)	-
Additional paid-in-capital in respect of deferred compensation for share options	1,227	9,573	9,696
Deferred compensation not yet amortised for share options	(259)	(2,021)	(6,144)
Compensation cost in respect of amortisation of deferred compensation for share options	(968)	(7,552)	(3,752)
Shareholders' equity under US GAAP	99,719	777,606	999,744

An exchange rate of US$1 = HK$7.798 has been used to translate Hong Kong dollars to U.S. dollars. Such translations are for convenience only and should not be construed as representations that Hong Kong dollars amounts could be converted into U.S. dollars at that or any other rate.

Consolidated profit and loss account

	Year ended 31st December, 2001 HK$'000	2000 HK$'000	1999 HK$'000	1998 HK$'000	1997 HK$'000
Turnover	1,422,393	1,450,393	1,025,361	557,311	178,492
Loss for the year	(211,748)	(466,568)	(923,927)	(802,927)	(446,230)
Basic loss per share	(7.1 cents)	(16.4 cents)	(40.2 cents)	(34.9 cents)	(19.4 cents)

Consolidated balance sheet

	As at 31st December, 2001 HK$'000	2000 HK$'000	1999 HK$'000	1998 HK$'000	1997 HK$'000
Total assets	2,269,286	2,375,272	1,704,228	1,481,688	1,077,080
Total liabilities	(1,481,290)	(1,375,528)	(2,661,339)	(1,514,873)	(1,560,338)
Shareholders' equity/(deficit)	787,996	999,744	(957,111)	(33,185)	(483,258)

Note:

The Company was incorporated in the Cayman Islands on 24th November, 1999 and became the holding company of the companies now comprising the Group on 24th February, 2000. The above financial summary of the results of the Group for the year ended 31st December, 2000, 1999, 1998 and 1997, and of the assets and liabilities of the Group as at 31st December 2000, 1999, 1998 and 1997, is prepared based on the audited accounts of the companies now comprising the Group as if the current group structure had been in existence throughout each year presented.



公司資料

董事會
執行董事
[illegible]（[illegible]主席）
[illegible]（[illegible]主席）
[illegible]（[illegible]）
Kuldeep Saran
[illegible]
何力[illegible]

非執行董事
林[illegible]
馬世民
Michael Triguboff
[illegible]
[illegible]

獨立非執行董事
Henry Michael Pearson Miles
[illegible]

審核委員會
[illegible]
Henry Michael Pearson Miles
馬世民

薪酬委員會
衛斯文
[illegible]
Henry Michael Pearson Miles

行政總裁
[illegible]

公司秘書
[illegible]

註冊辦事處
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

主要營業地點
香港鰂魚涌
英皇道979號
太古坊和域大廈13樓

主要股份過戶登記處
Bank of Butterfield (Cayman) Limited
P. O. Box 705, Butterfield House
Fort Street, George Town
Grand Cayman
British West Indies

香港股份過戶登記分處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓
1712-1716室

存託股份機構
The Bank of New York
620 Avenue of the Americas
6th Floor
New York
NY 10011
United States of America

主要往來銀行
香港上海滙豐銀行有限公司
大華銀行有限公司

核數師
羅兵咸永道會計師事務所
香港執業會計師
香港中環
太子大廈22樓

股份代號
香港聯交所：0866
美國存託股份編號：SDAY

網址
http://www.sunday.com
http://www.irasia.com/listco/hk/sunday

SUNDAY
的使命

時刻超越各方人士的期望
為他們帶來多姿多采，卓爾非凡的享受

SUNDAY
的理想

成為亞洲區內首屈一指最具
創意的無線通訊公司

公司簡介

SUNDAY是香港一家創新的無線通訊及數據服務發展及供應商。SUNDAY於一九九七年開始營運，經營GSM1800無線通訊業務。

SUNDAY的核心策略是掌握無線通訊與數據科技的融合趨勢，從而發展嶄新的服務及方案。SUNDAY於香港引進無線「消閒生活」服務方面佔有領導地位。

SUNDAY今天正專注為日漸區分的市場發展及提供針對性的無線數據應用及服務。獲得第三代流動服務牌照後，SUNDAY正致力發展先進和完備的第三代流動通訊服務，同時亦透過發展流動虛擬網絡供應商(MVNO)的機會鞏固壯大業務。

自一九九七年始，SUNDAY憑著突破傳統及引人注目的宣傳策略，成為眾所周知的品牌。藉著於廣告宣傳及品牌方面的努力，SUNDAY每年均獲得多個獎項，其中包括在二零零一年由香港廣告商會(4As)頒發的「金帆」大獎。集團會繼續以消費品牌模式突出其形象。

SUNDAY於二零零零年三月在香港聯合交易所及美國納斯達克市場上市。SUNDAY的主要股東為Distacom Communications Limited (46.2%)及富聯國際集團有限公司(11.5%)。





Jennifer
(時裝設計師)

話明SUNDAY，
梗係夠筍啦！







日期	事項
二零零一年十二月	SUNDAY 公布許[illegible]志先生由二零零二年一月擔任 SUNDAY 集團董事總經理職位
二零零一年十二月	SUNDAY 為中國漫遊及IDD用戶推出免費來電顯示及香港撥號計劃
二零零一年十二月	SUNDAY 推出跨網短訊服務「短訊大包圍」
二零零一年十一月	SUNDAY 推出路透社即時短訊組合服務
二零零一年十月	SUNDAY 電視廣告「毫七子・一分鐘」獲香港廣告商會頒發「金帆」大獎
二零零一年十月	SUNDAY 獲得香港第三代流動服務牌照
二零零一年九月	SUNDAY 夥拍[illegible]提供即時網上物業估價服務「網上估價易」
二零零一年七月	SUNDAY 與 Portelco 合作推出流動金融服務 —「股票提示」
二零零一年六月	SUNDAY 與 M&P Hong Kong 攜手提供全城首項日本歌曲鈴聲及點唱服務
二零零一年三月	SUNDAY 合乎新加坡第三代流動通訊(3G)牌照拍賣之申請審定資格
二零零一年一月	SUNDAY 夥拍 Black Octopus 推出全港首個流動網上ICQ「互動Chatline」服務



Owen
(蘇卓宏)
SUNDAY
真係好清、好清。



Joey,Christy,Gillian
（學生）

有SUNDAY・實冇死！







財務及業務摘要

一九九七年至二零零一年
年終之流動電話客戶人數


550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000

一九九七年至二零零一年
之每月每客戶平均收益(ARPU)


HK$
300
250
200
150
100
50

一九九七年至二零零一年之
收入分佈


HK$
(千元)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000



湯叔
(肉檔東主)

SUNDAY，
日日都要用啦！

一九九九年至二零零一年之
未計利息、稅項、折舊及攤銷前盈利


HK$
(百萬元)
100
-100
-200
-300
-400
-500
-600

二零零一年之總經營開支


廣告、推廣及銷售有關成本
16%
其他
7%
網絡成本
27%
折舊
24%
租金及有關成本
5%
薪金及有關成本
21%

一九九九年至二零零一年
經營開支(未計折舊)所佔營業額百份比


100%
80%
60%
40%
20%

其他營運資料

- 在香港有28間店舖
- 每月每客戶平均通話415分鐘
- 87%用戶使用增值服務
- 僱員人數約800名

概覽

SUNDAY 於二零零一年繼續履行其承諾。於十月，本集團成功取得香港3G牌照。此事無疑為 SUNDAY 一重要里程碑，亦為向客戶提供創新服務策略中不可缺少的一環。

儘管市場競爭異常劇烈，SUNDAY 的客戶基礎及電話服務之收入仍能取得持續增長。此外，集團財務控制得宜，並力求提高效率，均有助經營業績繼續穩步上揚。本集團二零零一年的流動電話服務收入較二零零零年有百分之十八的增長，並於二零零一年錄得未計利息、稅項、折舊及攤銷前盈利一億二百萬港元，相比二零零零年為未計利息、稅項、折舊及攤銷前虧損一億一千九百萬港元。營運開支(不包括折舊)減少六千四百萬港元，即百分之七。至於所佔營業額之百分比則由二零零零年的百分之六十三下跌至二零零一年的百分之六十。

流動電話服務

本集團的收入由二零零零年的九億八千九百萬港元增加至二零零一年的十一億六千五百萬港元，增幅達百分之十八。收入增加的主要原因是用戶人數穩步增長，於二零零一年，SUNDAY 流動電話客戶人數較二零零零年增長百分之三十四，至五十五萬一千人。

然而，每月每客戶平均收益(ARPU)則下跌，由於市場價格競爭劇烈，導致客戶流失率跟隨業界整體增加。本年度的每月每客戶平均收益下跌百分之十九至二百一十九港元。而二零零一年的平均每月客戶流失率為百分之八點三。

自二零零零年四月推出以來，循環儲值電話卡用戶的增長數至二零零一年十二月三十一日已超過十三萬一千人。於二零零一年度該等用戶的每月每客戶平均收益為九十七港元。

二零零一年，流動電話服務的毛利率為百分之八十一，與二零零零年的毛利率相若。由於使用自動轉賬付款日益普遍及信貸控制亦告收緊，令二零零一年為服務總收入所作壞賬撥備的百分比有所改善。

流動電話及配件的銷售

流動電話及配件的銷售收入於二零零一年下跌百分之四十至二億四千三百萬港元。收入下跌主要因為年內只有少數新款流動電話推出市場，導致銷售量下跌。流動電話及配件銷售的總毛損，則因每部已售手機的平均補貼減少以及沒收終止使用網絡服務客戶的補貼由二零零零年的二千萬港元大幅下降至二零零一年的二百萬港元。



Ruby, Maria, Cecilia
(家務助理)
SUNDAY，
簡直為我哋而設。







數據服務
由香港六家電訊公司聯合提供的跨網短訊服務於二零零一年十二月開始投入服務，自此之後，無論該服務的使用量或受注意程度，均出現強勁增長。SUNDAY 預期，更多數據服務應用方案將於二零零二年推出市場，並有更多分組交換技術終端機面世，例如流動電話及個人數碼助理。雖然由於跨網短訊服務及無線分組交換技術終端機延遲推出，令互聯網及數據相關服務於二零零一年產生的收入並不顯著，但 SUNDAY 相信，本集團最終於二零零二年能因數據服務而錄得[illegible]更高。

獲取 3G 牌照乃 SUNDAY 發展策略的重點，SUNDAY 將可藉此為現有及新客戶提供新一代的多元化及頂尖無線服務。

國際直撥長途電話服務（「零售IDD服務」）
本集團於二零零零年八月將「SUNDAY 1622」零售 IDD 服務的銷售、客戶服務及賬項處理等營運項目外判予 e-Kong Group Limited 旗下一家附屬公司，而本集團則繼續經營 IDD 系統及 SUNDAY 品牌。零售 IDD 服務於二零零一年所產生的收入及毛利相對較少。

市場推廣、銷售及分銷
SUNDAY 屢次獲得多項殊榮，以表揚其品牌的優越及成功。二零零一年九月，SUNDAY 的策略性品牌推廣宣傳榮獲香港廣告商會頒發著名的金帆獎。

本集團積極擴展其分銷網絡，並多加利用如便利店及連鎖商店等其他分銷渠道。此外，本集團亦擁有一支直接銷售隊伍，向公司及個人客戶銷售手機及服務。

財務回顧
營業額及毛利
本年度的總營業額與二零零零年相若。正如上文解釋，主要原因是銷售流動電話及配件的收入下降百分之四十。來自流動電話服務的收入及流動電話及配件的銷售收入分別佔二零零一年總營業額百分之八十二及百分之十七。

本集團的毛利於二零零一年增加一億六千三百萬港元至九億五千三百萬港元，增幅為百分之二十一，原因是用戶人數穩步上升及手機補貼減少。



未計利息、稅項、折舊及攤銷前盈利
經營開支（未計折舊）由二零零零年的九億一千八百萬港元，減至二零零一年的八億五千四百萬港元，跌幅為百分之七。而經營開支（未計折舊）佔營業額的百分比，亦由二零零零年的百分之六十三跌至二零零一年的百分之六十。直接原因是嚴謹的成本控制，以及由於用戶人數增多及達致成本效益，令經營效益提高所致。

再加上收入及毛利持續增長，令本集團錄得未計利息、稅項、折舊及攤銷前盈利一億二百萬港元，較二零零零年增長二億二千一百萬港元。

本年度虧損
本年度虧損由二零零零年的四億六千六百萬港元降至二億一千二百萬港元，減幅為百分之五十五。虧損減少的主要原因是利息開支大幅下降。利息開支由二零零零年的一億三千六百萬港元降至二零零一年的六千九百萬港元，減幅為百分之四十九，原因是貸款結餘減少及利率下降。

資本開支
本集團的流動電話網絡已大致完成。二零零一年產生的資本開支為一億一千萬港元，主要用於提升流動電話網絡及資訊科技設施及設置分組交換技術以開發無線數據應用方案及服務。

所得款項用途
本公司於二零零零年三月全球發售所籌得的款項淨額，部份已於二零零一年內用作以下用途：

- 一億四千七百萬港元用作資本開支；
- 二億五千一百萬港元用作繳付3G牌費及若干有關開支；
- 四千四百萬港元用作償還銀行及供應商貸款；及
- 九千八百萬港元用作營運資金及一般企業用途。

所得款項餘額現作短期銀行存款，並將用作本公司首次公開售股的售股章程所述的用途。

流動資金及財務資源
業務現金流量
於二零零一年，經營業務的現金流出淨額減少一億八千萬港元至三千九百萬港元，減幅為百分之八十二。經營業務的現金流出淨額減少，主要原因為經營收入上升。



僱員及購股權計劃

截至二零零一年十二月三十一日止，本集團共僱用約八百名僱員，較二零零零年輕微增加。然而，於二零零一年產生的薪金總額及相關成本則下跌差不多百分之九至二億三千三百萬港元。本集團為所有僱員提供完善的薪酬及福利組合。僱員的薪酬一直維持在競爭水平，而晉升及加薪幅度乃按照個人表現及公司業績釐定。其他員工福利包括強積金計劃、醫療津貼，以及外間教育及培訓課程津貼。

本集團於二零零零年三月一日採納購股權計劃。年內，僱員合共獲授四百二十萬份購股權。購股權計劃的詳情載於賬目附註20內。

融資

本集團的資本開支、營運資金需要及經營業務主要籌集來自銀行貸款、供應商貸款及二零零零年全球發售所得款項。於二零零一年十二月三十一日，本集團的現金及銀行結餘為一億八千二百萬港元。此外，於二零零一年十二月三十一日，本集團尚有未動用的信貸額一億一千七百萬美元（九億一千三百萬港元）。

銀行貸款及供應商貸款將於三年內償還，並以本公司的主要營業附屬公司[illegible]亞[illegible]訊有限公司的全部資產、收入及股份作抵押。銀行貸款及供應商貸款均按當時市場利率計息。

預期二零零二年用以擴展及提升網絡及資訊科技設備，投資新無線應用方案及服務所需的資本開支約為一億六千萬港元。3G業務的財務影響預期不會早於二零零四年前浮現。

本集團深信其資源足夠應付資本開支及持續營運所需，並能償還於二零零二年到期的貸款承擔。於二零零一年十二月三十一日，總負債資本比率為百分之一百三十八。總負債包括銀行貸款、供應商貸款、財務租賃的承擔及3G牌費負債。

外匯風險

除北電網絡提供的供應商貸款額度一億五千五百萬美元外，絕大部份收入、開支、資產及負債的幣值均為港元。於二零零一年十二月三十一日，未償還供應商貸款為二千二百五十萬美元，惟本集團亦有銀行存款一千六百萬美元。國際漫遊的應付及應收款項已按特別提款權(SDR)按月抵銷及結算。於二零零一年十二月三十一日，以特別提款權計算的應付款項淨額為數不大。本集團從未進行外匯投機，亦不預期在香港政府的聯繫匯率政策仍然生效的情況下會招致外匯虧損。本集團將監察外匯風險及市場狀況，俾得決定須否採取任何對沖措施。

董事會欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止年度之董事會報告及經審核賬目。

主要業務

本公司之主要業務為投資控股，而各主要附屬公司之業務則載於賬目附註29內。

本集團截至二零零一年十二月三十一日止年度各有關業務範疇之營業額及所佔經營虧損分析載於賬目附註3內。本集團主要在香港經營業務。

業績

本集團截至二零零一年十二月三十一日止年度之業績載於第38頁之綜合損益賬內。

股息

年內並無派付任何中期股息(二零零零年：無)。董事會不擬派發截至二零零一年十二月三十一日止年度之末期股息(二零零零年：無)。

財務概要

本集團過去五個財政年度之業績、資產及負債概要載於第75頁。

固定資產

年內，本集團固定資產之變動載於賬目附註14內。

股本

本公司股本之變動詳情載於賬目附註20內。

儲備

年內，本集團及本公司儲備之變動情況載於第41頁之股東權益變動表。

根據開曼群島公司法(經修訂)及本公司之公司組織章程細則，股份溢價可供分派予股東，惟於緊隨股息擬定派發日期後，本公司須有能力支付日常業務中到期之債務。

於二零零一年十二月三十一日，本公司可供分派予股東之儲備為2,093,511,000港元(一九九九年：2,108,492,000港元)。



阿民
(的士司機)
SUNDAY，
去到邊都收到！


TAXI


TAXI



捐款

本集團於本年度之慈善捐款合共91,000港元。

借貸

本集團之銀行貸款及其他借貸款額載於賬目附註22內。

董事

以下為年內以及截至本董事會報告書發出日期之董事：

執行董事

[illegible]文	聯席主席
鄭維新	聯席主席
許[illegible]	（於二零零二年一月一日獲委任為集團董事總經理）
Kuldeep Saran	
[illegible]	
何力鈞	（於二零零一年十二月三十一日退任集團董事總經理）

非執行董事

[illegible]	（於二零零一年八月二十九日辭任）
林[illegible]	
Henry Michael Pearson Miles*	
[illegible]	
[illegible]*	
Michael Triguboff	
黃[illegible]	
鄭洪[illegible]	

* 獨立非執行董事

本公司之組織章程細則規定，於本公司每年之股東週年大會上，除主席及董事總經理外須有三分之一（或倘該董事人數不是三或三之倍數，則最接近但不少於三分之一之人數）當上次獲選連任後任位最久之董事告退，惟退任董事均符合資格，可膺選連任。

根據本公司之組織章程細則第87條，林[illegible]先生、黃[illegible]先生及鄭洪[illegible]先生將於即將舉行之股東週年大會上輪值告退。林[illegible]先生及鄭洪[illegible]先生將於即將舉行之股東週年大會上膺選連任。

董事及管理層成員之履歷

董事及管理層成員之履歷詳載於第31頁至第35頁。

董事之服務合約

董事與本公司或其附屬公司概無訂立，亦不擬訂立任何不可由聘用公司於一年內終止而毋須支付補償（法定補償除外）之服務合約。

董事於合約之權益

除下文「關連交易」一段所披露者外，在本公司或其任何附屬公司訂立有關本公司業務之重大合約中，本公司董事概無直接或間接擁有重大利益且於本年度完結時或於年內任何時間仍然生效。

管理合約

年內，概無訂立或存在任何有關本集團整體或其任何重要業務之管理及行政之重大合約。

董事及行政總裁之證券權益

於二零零一年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條而存置之登記冊內所記錄或以其他方式知會本公司者，各董事及行政總裁於本公司及其相聯法團之證券權益載列如下：

於本公司之股份權益

董事／行政總裁姓名	個人權益	家屬權益	法團權益	其他權益	總數
	股份數目				
鄭維新（附註1）	–	–	–	345,000,000	345,000,000
何力鈞	500,000	–	–	–	500,000
[illegible]	600,000	–	–	–	600,000

於相聯法團（定義見披露權益條例）之股份權益
— [illegible]有限公司

董事姓名	個人權益	家屬權益	法團權益	其他權益	總數
	股份數目				
鄭維新（附註1）	–	–	–	188,100,000	188,100,000

於本公司購股權之權益

董事/行政總裁姓名	於二零零一年一月一日持有之購股權	年內授出之購股權	年內行使之購股權	年內失效之購股權	於二零零一年十二月三十一日持有之購股權	行使價港元	授出日期(附註2)	行使期間結束
[illegible]	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010
[illegible]	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010
[illegible]	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010
Kuldeep Saran	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010
[illegible]	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010
[illegible]	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010
[illegible]	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010

附註：

1. [illegible]先生為一項信託之受益人，該信託之資產包括於富聯國際集團有限公司（「富聯」）已發行股本21.4%之間接權益。富聯擁有本公司345,000,000股股份及[illegible]有限公司188,100,000股[illegible]之權益。
2. 購股權乃於二零零零年五月三十一日，根據本公司於二零零零年五月一日採納之購股權計劃而授出。在授出之購股權中，其中40%購股權可於授出日期起計一年後行使，其後每年[illegible]各有30%購股權可予行使。

除上文所披露者外，本公司各董事或行政總裁或彼等之配偶或十八歲以下之子女於年內概無擁有或獲授或行使任何可認購本公司或其任何相聯法團之任何證券權益。

除上文所披露者外，本公司或其附屬公司於年內任何時間，概無參與任何可使本公司董事透過購買本公司或任何其他法人團體之股份或債券而獲利之安排。

主要股東於本公司之權益

二零零一年十二月三十一日，根據披露權益條例第16(1)條而存置之登記冊所載錄，或本公司以其他方式獲知會，下列人士（本公司董事或行政總裁除外）直接或間接擁有或被視為擁有本公司已發行股本面值百分之十或以上之權益：

股東姓名	附註	股份數目	佔已發行股份總數之百分比
Distacom Communications Limited（「Distacom」）	1	1,380,000,000股	46.2%
Distacom International Limited	1	1,380,000,000股	46.2%
Sinomax Capital Limited	1	1,380,000,000股	46.2%
USI Holdings (B.V.I.) Limited	2	345,000,000股	11.5%
富聯國際集團有限公司	3	345,000,000股	11.5%

附註：

1. 此等權益均為透過Distacom之全資附屬公司Distacom Hong Kong Limited所持有。由於Distacom International Limited及Sinomax Capital Limited各自於Distacom擁有法團權益，故此皆視為在Distacom所擁有之同一批1,380,000,000股股份中擁有權益。此等股份因而互相重疊。
2. 此等權益乃透過USI Holdings (B.V.I.) Limited之全資附屬公司Townhill Enterprises Limited持有。
3. 由於富聯國際集團有限公司擁有USI Holdings (B.V.I.) Limited之控制權益，因此被視為擁有本公司345,000,000股股份之權益。富聯國際集團有限公司所擁有之345,000,000股股份，乃「董事及行政總裁之證券權益」一段中[illegible]先生之「其他權益」所列之同一批股份，該等股份因而互相重疊。

除上文所披露者外，本公司並無獲悉任何佔本公司已發行股本百分之十或以上之權益。

購買、出售或贖回股份

年內，本公司並無贖回任何本公司股份，而且，本公司或其任何附屬公司概無購買或出售任何本公司之股份。

購股權計劃

購股權計劃之詳情載於賬目附註20內。

優先購股權

本公司之公司組織章程細則並無優先購股權之規定，儘管開曼群島法律並無對該等權利之限制。

主要客戶及供應商

於本年度內，本集團少於百分之三十之收入來自五大客戶。

本集團主要供應商年內之採購額百分比如下：

本集團最大供應商之應佔購貨百分比	14%
本集團五大供應商之應佔購貨百分比	32%

董事、彼等之聯繫人士或任何股東（據董事所知擁有本公司股本百分之五以上）概無擁有上述主要供應商之任何權益。

結算日後事項

結算日後事項詳情載於賬目附註28內。

60

公司管治

最佳應用守則

本集團致力達至高水平的公司管治。本公司年內一直遵守上市規則附錄14所載的最佳應用守則，惟本公司的非執行董事並無特定任期，而須根據本公司的公司組織章程細則的規定於股東週年大會上輪值告退及膺選連任。

董事會

董事會由六位執行董事、兩位獨立非執行董事及五位非執行董事組成。董事會計劃每年舉行最少三次會議，以釐定整體策略方針及目標，並審議中期及年度業績、財政預算及其他重要事項。二零零一年內共舉行六次董事會會議，平均出席率在百分之六十五以上。

執行管理委員會

二零零零年二月，由董事會全體執行董事組成的執行管理委員會已告成立。執行管理委員會由董事會直接管轄，以制定本集團的策略及監管營運事項。該委員會每月定期與本公司高級管理層開會，並按需要召開特別會議，以及經常參與非正式討論。

薪酬委員會

二零零零年一月，本公司成立董事會薪酬委員會，成員包括衛斯文先生、鄭維新先生及獨立非執行董事 Henry Michael Pearson Miles 先生。薪酬委員會每年舉行最少一次會議，負責檢討本集團董事及行政人員薪酬。

購股權計劃委員會

二零零零年，由兩位聯席主席衛斯文先生及鄭維新先生組成的委員會成立，負責處理本公司購股權計劃的購股權授出事宜。兩位獨立非執行董事區偉賢先生及 Henry Michael Pearson Miles 先生獲董事會委任，在二零零一年九月引入經修訂上市規則前，全權負責處理批授購股權予本公司兩位聯席主席的事宜。根據經修訂上市規則，向董事及行政總裁批授購股權必須取得本公司獨立非執行董事批准作實。

關連交易

下列之關連交易在本公司股份於香港聯合交易所有限公司（「聯交所」）及納斯達克市場上市後訂立及/或繼續進行。聯交所已在若干附帶條件下，豁免本公司嚴格遵守聯交所證券上市規則（「上市規則」）第十四章有關該等交易之規定。

(a) 根據多項年期不同之租賃協議，本集團在Park Sun Factory Building佔用多個單位作貨倉及交換中心之用。該等單位為本集團向百家紡織有限公司租用/獲其特許使用，該公司由本公司董事林建岳先生之父親林伯欣先生控制。月租由3,000港元至52,500港元不等。

(b) 本集團根據與Honlink Development Limited（「Honlink」，一家由林伯欣先生控制之公司）訂立之租賃及特許使用協議，佔用Golden Era Plaza若干單位及部分，作維修中心及廣告燈箱之用。租賃/特許使用期為期兩年，已於二零零一年一月二十七日屆滿。二零零一年所產生之月租及特許使用費為31,000港元。

(c) 本集團亦佔用由林伯欣先生之關連人士（其中包括麗新發展有限公司及其若干附屬公司及Honlink）擁有或管理之大廈之若干部分，用以安裝及操作基地收發站、傳輸地點及其他相關設備。各特許使用期最長為二十四個月，各單位之特許使用月費由6,000港元至21,800港元不等。

截至二零零一年十二月三十一日止年度，本集團因上述安排而產生之租金及特許使用費總額為3,376,000港元（二零零零年：3,770,000港元）。金額已包括於賬目附註27(b)所披露之支付予有關連公司之經營租約費用內。

本公司之獨立非執行董事已審閱上述交易，並確認：

(a) 該等交易：

(i) 乃於本集團之一般及日常業務範圍內；

(ii) 乃按一般商業條款或不遜於獨立第三者獲得/所給予之條款；

(iii) 乃按規管該等交易之各項協議之條款進行；及

(iv) 就本公司股東而言乃屬公平合理；及

(b) 本集團於截至二零零一年十二月三十一日止財政年度就關連交易已付或應付之租金及特許使用費總額不超過本集團上年度總營業額之百分之一。

審核委員會
二零零零年一月，審核委員會成立，並以書面清楚列出其權力及職責範圍。審核委員會由兩位獨立非執行董事羅偉賢先生及Henry Michael Pearson Miles先生及非執行董事馮世民先生所組成。審核委員會由羅偉賢先生擔任主席，於年內舉行了兩次會議。審核委員會的主要職責包括審核及監察本集團的財務匯報程序及內部監管機制。

內部審核部門於二零零一年五月成立，而內部審核章程亦經審核委員會批准及採納。內部審核部門為本集團內部的獨立部門，以審核方式評估本集團在保障股東投資及本集團資產的控制工作是否恰當及有效，對本集團的內部監控系統向董事會提供獨立評估的意見。內部審核部門的主管可直接向審核委員會匯報。

董事袍金
二零零一年，董事袍金總額為一千三百八十萬港元。

與股東之聯繫
本集團非常重視與股東的聯繫，寄予股東的年報及中期報告提供了大量關於本集團業務的資料。投資者關係網站定期提供股東權益的最新資訊，並提供查詢及應答渠道。投資者亦可與本集團定期交流資訊，並歡迎查詢有關彼等所持股份及本集團業務的事項。所有查詢均會於短時間內得到適當答覆。SUNDAY歡迎所有股東出席股東週年大會。

僱員政策
本集團採納的僱員政策反映了香港有關的法律、文化及價值方面的規定。本集團在聘請員工時完全奉行平等機會政策，不會考慮種族、國籍、性別、婚姻狀況、殘疾、宗教或政治信念等因素。換言之，本集團在選聘僱員時只會考慮其專業才能，並力爭人盡其才。



公司及社會責任
SUNDAY在合理可行情況下致力為工作中之僱員提供健康、安全及福利保障。無論在管理組織或管理控制方面，SUNDAY均要求其管理層，確保為其員工及會受業務影響之人士提供適當保障。

本集團承諾減低由其產生之廢物所造成之影響，並根據需求方法減少來自業務或供應鏈之產品所產生之廢物。

本集團注意到公眾人士對電訊發射站之關注及憂慮，以及對流動電話之安全使用表示關注。SUNDAY會致力與有關人士、本地社會及政府通力合作，並會注意並遵守香港政府有關當局訂立之一切指引。

本集團深信有責任協助本地社會，並且會積極利用本身之專業技術知識，發展符合公眾安全及大眾利益之服務。

核數師
賬目已經由羅兵咸永道會計師事務所審核，該核數師將於即將舉行之股東週年大會上任滿告退，惟願膺聘連任。

代表董事會

衛斯文　　鄭維新
聯席主席　　聯席主席
二零零二年三月十九日



衛斯文先生，57歲，聯席主席兼執行董事，自一九九五年起加入本集團。衛斯文先生為Distacom Communications Limited之主席兼創辦成員，並為滙亞通訊有限公司之聯席主席兼創辦成員，亦為e-Kong Group Limited (聯交所上市公司) 的主席。衛斯文先生從事電訊業務逾二十七年，在加拿大出生及長大，受特許會計師訓練，於一九七九年來港。一九八四年，衛斯文先生與和記黃埔及摩托羅拉參與成立和記電話有限公司。衛斯文先生作為和記電訊有限公司董事總經理同時，亦參與成立包括亞洲衛星、衛視及新城電台等其他著名公司，以及參與和記電訊以Orange品牌經營之歐洲流動電話業務及該公司在歐洲推行傳呼服務之策略。衛斯文先生為本公司薪酬委員會委員。

鄭維新先生，46歲，聯席主席兼執行董事，自一九九五年起加入本集團，為滙亞通訊有限公司創辦成員之一。鄭先生亦為富聯國際集團有限公司行政總裁。富聯國際在聯交所上市，是永泰亞洲集團成員。鄭先生為香港特區政府創新科技顧問委員會委員、香港教育學院校董會成員、強制性公積金計劃上訴委員會委員、香港證券及期貨事務監察委員會收購及合併小組委員與收購上訴委員會委員、廉政公署行動檢討委員會委員、臨時建造業統籌委員會及香港房屋協會執行委員會成員。鄭先生亦為本公司薪酬委員會委員。

許博志先生，40歲，集團董事總經理，自一九九五年成功帶領SUNDAY取得個人通訊服務(PCS)牌照起，一直服務SUNDAY至今。自一九九四年，許博志先生已是香港Distacom Communications Limited 的合夥人、董事及首席技術總裁。加入Distacom前，許博志先生於和記電訊工作，負責該公司在香港的技術運作，並積極參與發展其亞洲及歐洲的新業務。許博志先生為加拿大人，於美國Motorola Inc. 開展其事業，於一九八三年獲密芝根科技大學頒授電機工程學士學位，並於一九八七年獲瑞士日內瓦國際管理學院頒授工商管理碩士學位。

Kuldeep Saran先生，50歲，執行董事，自一九九八年起出任滙亞通訊有限公司之董事，並為Distacom執行董事。Saran先生亦為e-Kong Group Limited之副主席。Saran先生在一九七七年獲頒工商管理碩士學位，其後加入印度之Tata集團。Saran先生於一九八四年至一九八六年期間在印度之Sony Corporation工作。一九八七年獲委任為摩托羅拉在印度之主管。一九九二年，Saran先生獲委任為香港和記電訊之策劃及新業務董事。Saran先生曾參與和記電訊在英國、泰國、馬來西亞及印度之新辦業務之執行工作，亦為和記電訊在台灣及中國業務之發展小組成員。Saran先生於一九九四年加入德意志銀行任其電訊組亞太區主管。

梁維強先生，45歲，執行董事，自一九九七年起出任滙亞通訊有限公司之董事。梁先生畢業於香港大學，持有法律榮譽學士學位及法律研究生證書。一九八零年至一九八七年期間，梁先生在香港及澳洲悉尼執業企業財務法。其後梁先生在兩間大型國際投資銀行之亞洲投資銀行部工作至一九九零年。一九九零年至一九九三年期間，梁先生發動及策劃多項集團通訊及集體運輸系統之主要基建項目。自一九九三年至一九九七年，梁先生為包玉剛爵士所創辦，專責環球投資集團直接投資業務之環球(控股)有限公司之執行董事。梁先生現負責監督富聯國際之通訊及科技業務投資，包括其於本集團之權益。



Jovan
(行政人員)
去到邊都知道最新股價，
多得SUNDAY電週phone報訊。



何力勤先生，46歲，集團董事總經理，於一九八七年開始定居香港，自此涉足香港之通訊業。何力勤先生在一九八七年十月加入Hutchison Cablevision任職董事總經理。何力勤先生為開辦亞洲首個衛星傳送多頻道電視網絡「衛視」之創辦成員。在和記黃埔服務四年後，何力勤先生獲聘為和記電訊之集團業務董事，直接負責該公司於十三個國家之業務。何力勤先生於一九九三年離開和記集團，在菲律賓及墨西哥建立並引進有線電視及傳呼服務之業務。何力勤先生於一九九六年九月出售此等業務，並於同年十一月獲聘用為集團董事總經理。何力勤先生於一九八七年加入香港之Hutchison Cablevision前，曾在美國其中一間最大之有線電視經營機構擔任高職達八年。何力勤先生持有加州大學洛杉磯分校學士學位、Occidental College之碩士學位及獲Coro Foundation之研究生獎學金。

林建岳先生，44歲，非執行董事，自一九九五年起加入本集團，當時獲委任為滙亞通訊有限公司之董事。林先生亦擔任下列職位：麗新製衣國際有限公司副主席、麗新發展有限公司主席兼總裁、麗豐控股有限公司主席、eSun Development Company Limited及鱷魚恤有限公司董事。林先生對物業及投資業務擁有豐富經驗。林先生為香港地產建設商會董事、香港酒店業主聯會會員及港英友協協會理事會會員。

Henry Michael Pearson Miles先生，OBE，65歲，非執行董事，自二零零零年一月起加入本公司，現任Johnson Matthey plc及Korea Europe Fund Inc之主席。Miles先生為ING Baring Holdings Limited之董事及BP、Balfour Beatty plc與Pacific Assets Trust plc（所有此等公司均在英國註冊）之非執行董事。Miles先生在一九八四年至一九八八年期間為太古股份有限公司及國泰航空有限公司之主席，於一九八四／八八年亦為香港滙豐銀行之非執行董事。一九七六年至一九九九年期間，Miles先生擔任John Swire and Sons (Hong Kong) Limited之董事，並於一九八八年及一九九九年擔任John Swire & Sons Limited之執行董事。Miles先生為本公司之獨立董事及審核委員會及薪酬委員會委員。

馬世民先生，CBE，61歲，非執行董事，自二零零零年一月起加入本公司。馬世民先生為Distacom International Limited之聯席創辦人兼股東，曾任德意志銀行集團亞太區之行政主席，至一九九八年建立其本身業務。馬世民先生為GEMS（滙聚投資管理有限公司，其為一家由Simon Murray and Associates出資，以提供私人投資基金管理服務之公司）之主席。馬世民先生亦為全球多間上市公司包括和記黃埔有限公司、長江實業（集團）有限公司、Hermes International、Vivendi、Tommy Hilfiger Corporation及N.M. Rothschild & Sons Limited之董事。馬世民先生為公益金前董事委員會之委員，並參與服務多間慈善團體包括The China Coast Community Association。於一九九四年，馬世民先生（本身為英國人）獲英女皇頒發CBE勳銜，表揚其對香港社會之貢獻。馬世民先生為本公司之審核委員會委員。

區偉賢先生，62歲，非執行董事，自二零零零年一月起加入本公司。歐偉賢先生於一九七九年至一九八七年在英國萊斯銀行擔任多個職位，包括Lloyds Merchant Bank之主席及萊斯銀行集團投資銀行業務之董事。一九八八年，區偉賢先生獲香港政府委聘擔任證券市場顧問，領導執行香港證券及期貨市場規則及運作之大規模改革。一九八九年至一九九二年，歐偉賢先生出任首位證券及期貨事務監察委員會主席。自一九九二年起，區偉賢先生同時擔任多個職位，包括TechPacific.com Limited之主席（自一九九九年）、Nomura International (Hong Kong) Limited之董事（自一九九四年）、*Lloyds of London*之理事會會員（一九九三年至一九九六年）、International Securities Consultancy Limited之主席（自二零零零年），以及其他多間公司及投資基金之董事。區偉賢先生為本公司之獨立董事及審核委員會委員。

Michael Triguboff先生，47歲，非執行董事，自二零零零年十二月起加入本集團。於一九九四年開始，Triguboff先生於Lazard Asset Management Pacific Co.及Lazard Freres & Co. LLC任職董事總經理，負責Lazard在東南亞、澳洲及紐西蘭各地之基金管理業務。Triguboff先生擁有廣泛之基金管理及企業融資經驗，更持有多個學位，包括商業系碩士、工商管理碩士、法律學士及文學士。Triguboff先生為澳洲管理學會資深會員，亦為電機及電子工程師學會會員。

黃建華先生，49歲，非執行董事，自一九九五年起加入本集團，當時獲委任為滙亞通訊有限公司之董事。自一九七三年畢業於樓宇建築設計系後，黃先生一直在台灣及香港從事建築及地產業務。黃先生亦擔任聯交所上市公司僑福建設企業機構有限公司之主席。僑福建設企業機構有限公司主要業務為房地產發展。

鄒洪慶先生，54歲，非執行董事，自一九九六年起加入本集團，當時獲委任為滙亞通訊有限公司之董事。鄒先生畢業於中國人民大學計劃統計系，持有經濟碩士學位。鄒先生為高級經濟師，擁有二十多年經濟發展工作經驗。加入本集團以前，鄒先生曾任國家經濟體制改革委員會委員兼綜合規劃司司長、中國華能精煤公司總經理。此外，鄒先生現為香港中旅（集團）有限公司之董事兼副總經理，並在香港中旅（集團）有限公司之多間附屬公司擔任主席及董事職位。

[illegible]先生，44歲，行政總裁，於流動通訊行業擁有逾十年經驗。在二零零零年加入 SUNDAY 之前，衛先生為 Distacom 在印度及非洲分公司的行政總裁。在印度時，其領導的印度流動電話網絡更被獨立投資公司評為印度第一位網絡商，更被冠為增長最迅速的網絡商。效力 Distacom 前，衛先生為和記電訊在法國的主席，自一九九零年投入服務後，其在衛先生的領導下發展成為當時法國最大規模的流動電話服務供應商。衛先生在品牌消費市場上亦有超逾十年的實質經驗，曾在 Nike 美洲及在 Henny Magnetics 於香港、美國及英國的辦事處擔任要職。衛先生在加拿大聖三一學院及 Queens University 分別取得電子工程學及經濟學學士學位。

[illegible]女士，39歲，首席財務總監兼公司秘書，在香港及中國之公共會計、稅務、財務顧問以及財務管理方面擁有逾十七年經驗。馮女士於會計師行安達信公司開始其專業生涯。在一九九七年加入本集團之前，馮女士為美國其中一間最大服裝設計及分銷商 Liz Claiborne 集團之東亞業務財務董事。馮女士持有香港大學管理學一級榮譽學位，並為英國特許公認會計師公會會員、香港會計師公會之資深會員及澳洲註冊執業會計師公會會員。

[illegible]先生，46歲，營運總裁，擁有二十年的營運管理經驗。朱先生為香港會計師公會及加拿大特許會計師公會會員，並分別持有加拿大西安大略大學經濟學士學位及約克大學工商管理學碩士學位。在二零零零年加入本集團前，朱先生為 admart 總裁，亦曾擔任 The Body Shop 董事總經理（香港及澳門）、佐丹奴國際執行董事及佐丹奴（中國）董事兼執行副總裁。

[illegible]先生，48歲，首席資訊及技術總裁，於二零零零年加入本集團擔任首席資訊總監。曾為 AT&T Lab 互聯網平台機構之產品工程及支援副總裁，宋先生與其工程師小組參與設計及發展 Internet Protocol (IP) 服務之基本功能及應用機理。宋先生曾在 AT&T Bell Labs、北電網絡及 Tandem Computers 等機構工作。宋先生負責設定現時 SUNDAY 所採用或計劃採用之無線及多媒體基礎建設有關之科技意念、潮流及調度。宋氏在伊利諾州大學畢業，持有電腦工程學士學位及電機工程碩士學位。

[illegible]女士，50歲，首席市場推廣總裁。馬女士在市場推廣及銷售方面擁有豐富經驗，曾於英美及香港[illegible]等廣告公司擔任多個高級職位，亦曾處理包括美國運通、雀巢、飛利浦以及家樂氏等多個重要國際客戶。馬女士於一九九八年加入本集團之前，為[illegible]之市場推廣及通訊副總裁，負責香港及中國市場。馬女士持有 Malaya 大學學士學位及[illegible]大學碩士學位。

[illegible]博士，40歲，營運總裁（無線互聯網），於一九九六年加入本集團，之前七年在和記電訊（香港）有限公司任無線電系統工程部高級經理。賀先生曾參與建立和記電訊之 GSM 及 PCS 網絡及該公司全球首個 CDMA 商業系統之 CDMA 網絡。賀博士之學術資歷包括曼徹斯特大學頒授電機工程科學學士、修咸頓大學頒授流動無線電通訊博士學位及[illegible]大學頒授工商管理碩士學位。

[illegible]先生，37歲，集團網絡營運總監，於一九九六年加入本集團。王先生對流動網絡和固定網絡之策劃、發展、工程及營運方面擁有逾十二年經驗。加入本集團前，王先生曾任職於和記電訊，參與建立 GSM 及 CDMA 網絡，他早期亦曾服務於香港電訊，負責該公司之編排、智能網絡、網絡傳輸及網絡管理之工作。王先生持有香港 City University 電機及電子工程學甲級榮譽學位，同時為特許工程師、英國電機工程師學會 (IEE) 及香港工程師學會 (HKIE) 會員。

[illegible]女士，45歲，集團人力資源及行政總監，於二零零零年加入 SUNDAY。招女士具備二十年國際人力資源管理及培訓經驗，曾在美國多間大型跨國公司任職，包括美國運通、NCR、AT&T 及 SeaLand Service Inc。招女士持有加拿大薩斯喀徹溫里賈納大學工商管理學士學位，主修組織行為學，及澳洲悉尼麥格理大學文學士學位，主修人力資源管理。

[illegible]先生，36歲，集團策略及技術總監（無線互聯網），專注無線互聯網的技術發展。在一九九六年加入本集團前，[illegible]先生曾在和記電訊及摩托羅拉擔任要職，負責香港及區內第二代流動通訊網絡的競投牌照及網絡建設事宜。[illegible]先生持有西澳洲大學電機工程學士學位，並在 Monash University 取得工商管理畢業文憑。

[illegible]女士，39歲，集團客戶服務總監，在電訊行業擁有逾十年經驗。在二零零零年加入本集團前，徐女士在萬眾客戶服務部擔任總經理一職，之前亦在數碼通客戶服務部擔任要職。徐女士在制訂及推行客戶服務政策、開發客戶服務管理系統，以及管理客戶服務中心方面經驗豐富。徐女士持有加州州立大學（洛杉磯分校）市場學士學位。

[illegible]先生，36歲，集團法律事務總監，於二零零零年加入 SUNDAY。張先生對電訊業的法律及規管事務方面擁有豐富經驗；加盟本集團之前，張先生為萬眾電話公司法務、行政及採購總經理。張先生持有香港城市大學公司秘書及行政管理專業文憑，以及英國 Leicester University 工商管理碩士學位；並已取得英國之 University of Wolverhampton 法律榮譽學士學位。

致 SUNDAY COMMUNICATIONS LIMITED
（於開曼群島註冊成立之有限公司）

全體股東

本核數師已完成審核第38至第71頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任
編製真實兼公平之賬目乃 貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎
本核數師已按照香港會計師公會所頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見
本核數師認為，上述賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零一年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零二年三月十九日



Leslie

綜合資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千美元	二零零一年 千港元	二零零零年 千港元
非流動資產				
無形資產	13	74,882	583,930	–
固定資產	14	165,873	1,293,479	1,449,988
於合營企業之投資	15	634	4,940	–
受限制現金存款	16	306	2,385	2,385
		241,695	1,884,734	1,452,373
流動資產				
存貨	17	2,622	20,446	16,075
應收營業賬項	18	11,344	88,462	99,353
按金、預付款項及其他應收賬項		12,261	95,608	87,691
受限制現金存款	16	17,018	132,706	93,640
銀行結存及現金		6,069	47,328	626,140
		49,314	384,552	922,899
流動負債				
應付營業賬項	19	6,147	47,932	90,277
其他應付賬項及應計費用		24,790	193,311	265,085
預收用戶服務費		18,696	145,795	194,514
長期貸款及融資租約承擔之即期部份	22	25,258	196,960	49,400
		74,891	583,998	599,276
流動(負債)/資產淨額		(25,577)	(199,446)	323,623
		216,118	1,685,288	1,775,996
資金來源:				
股本	20	38,343	299,000	299,000
儲備		62,708	488,996	700,744
股東權益		101,051	787,996	999,744
長期負債				
3G牌照費負債	21	42,717	333,109	–
長期貸款及融資租約承擔	22	71,384	556,653	753,683
預收用戶服務費		966	7,530	22,569
		115,067	897,292	776,252
		216,118	1,685,288	1,775,996

代表董事會

衞斯文
聯席主席

鄭維新
聯席主席

綜合損益賬

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千美元	二零零一年 千港元	二零零零年 千港元
流動電話服務		149,448	1,165,399	988,718
流動電話及配件之銷售		31,149	242,901	404,444
國際電訊及其他服務		1,808	14,093	57,231
營業額	3	182,405	1,422,393	1,450,393
銷貨及服務成本	4	(60,175)	(469,243)	(660,050)
毛利		122,230	953,150	790,343
其他收入		333	2,602	8,702
網絡成本		(38,685)	(301,668)	(328,007)
折舊		(33,996)	(265,102)	(261,291)
租金及相關成本		(7,502)	(58,502)	(46,378)
薪金及相關成本		(29,905)	(233,202)	(255,201)
廣告、促銷及其他銷售成本		(23,130)	(180,363)	(195,246)
其他經營成本		(10,275)	(80,125)	(93,605)
經營虧損	3, 5	(20,930)	(163,210)	(380,683)
利息收入		2,769	21,592	51,053
融資成本	6	(8,993)	(70,130)	(136,938)
本年度虧損	8	(27,154)	(211,748)	(466,568)
每股虧損	9	(0.9仙)	(7.1仙)	(16.4仙)
未計利息、稅項、折舊及攤銷前盈利	10	13,066	101,892	(119,392)

67

截至二零零一年十二月三十一日止年度

本集團

	股本 千港元	重組產生之儲備 千港元	股份溢價 千港元	累積虧損 千港元	股東權益總額 千港元
於二零零零年一月一日	1	1,254,000	–	(2,211,112)	(957,111)
就全球發售而發行之股份	69,000	–	2,539,200	–	2,608,200
紅利發行	229,999	–	(229,999)	–	–
因發行股份而產生之開支	–	–	(184,777)	–	(184,777)
本年度虧損	–	–	–	(466,568)	(466,568)
於二零零零年十二月三十一日	299,000	1,254,000	2,124,424	(2,677,680)	999,744
於二零零一年一月一日	299,000	1,254,000	2,124,424	(2,677,680)	999,744
本年度虧損	–	–	–	(211,748)	(211,748)
於二零零一年十二月三十一日	299,000	1,254,000	2,124,424	(2,889,428)	787,996

本公司

	股本 千港元	股份溢價 千港元	累積虧損 千港元	股東權益總額 千港元
於二零零零年一月一日	1	–	–	1
就全球發售而發行之股份	69,000	2,539,200	–	2,608,200
紅利發行	229,999	(229,999)	–	–
因發行股份而產生之開支	–	(184,777)	–	(184,777)
本年度虧損	–	–	(15,932)	(15,932)
於二零零零年十二月三十一日	299,000	2,124,424	(15,932)	2,407,492
於二零零一年一月一日	299,000	2,124,424	(15,932)	2,407,492
本年度虧損	–	–	(14,981)	(14,981)
於二零零一年十二月三十一日	299,000	2,124,424	(30,913)	2,392,511

於二零零一年十二月三十一日

	附註	二零零一年 千美元	二零零一年 千港元	二零零零年 千港元
非流動資產				
附屬公司	29	307,359	2,396,784	2,410,981
流動資產				
預付款項及其他應收賬項		5	39	1,109
銀行結存		6	47	1,921
		11	86	3,030
流動負債				
其他應付賬項及應計費用		559	4,359	6,519
流動負債淨額		(548)	(4,273)	(3,489)
		306,811	2,392,511	2,407,492
資金來源：				
股本	20	38,343	299,000	299,000
儲備		268,468	2,093,511	2,108,492
股東權益		306,811	2,392,511	2,407,492

代表董事會

衛斯文
聯席主席

鄭維新
聯席主席

68

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千美元	二零零一年 千港元	二零零零年 千港元
經營業務之現金流出淨額	23(a)	(11,331)	(88,355)	(324,354)
投資業務				
於合營企業之投資		(634)	(4,940)	–
支付3G牌照費		(32,059)	(250,000)	–
支付3G牌照之相關開支		(105)	(821)	–
購買固定資產		(18,808)	(146,664)	(122,247)
出售固定資產所得款項		65	504	11,689
受限制現金存款增加		(5,010)	(39,066)	(93,640)
償還受限制現金存款		–	–	815
投資業務之現金流出淨額		(56,551)	(440,987)	(203,383)
融資前之現金流出淨額		(67,882)	(529,342)	(527,737)
融資	23(b)			
償還長期銀行貸款		(3,078)	(24,000)	–
償還長期供應商貸款		(2,506)	(19,543)	(1,012,685)
融資租約款項之資本部份		(760)	(5,927)	(8,753)
償還可換股票據		–	–	(430,900)
發行股份		–	–	2,321,935
因發行股份而產生之開支		–	–	(184,777)
長期供應商貸款增加		–	–	380,174
融資之現金(流出)/流入淨額		(8,344)	(49,470)	1,064,994
現金及現金等價物(減少)/增加		(74,226)	(578,812)	537,257
於一月一日之現金及現金等價物		80,295	626,140	88,883
於十二月三十一日之現金及現金等價物		6,069	47,328	626,140
現金及現金等價物結存分析				
銀行結存及現金		6,069	47,328	626,140

1. 編製基準

為精簡架構以籌備本公司股份於香港聯合交易所有限公司(「聯交所」)及美國納斯達克股票市場(「納斯達克市場」)上市，集團於二零零零年二月二十四日完成集團重組(「重組」)，本公司因而成為其附屬公司之控股公司(「本集團」)。本公司股份分別於二零零零年三月十五日及二零零零年三月十六日成功在納斯達克市場及聯交所上市。

賬目之比較數字乃按合併賬目基準編製，猶如本公司於截至二零零零年十二月三十一日止年度一直為本集團其他成員公司之控股公司。

賬目乃根據原值成本慣例並按照香港普遍採納之會計原則編製，並符合香港會計師公會(「香港會計師公會」)所頒布之香港會計準則。

於本年度，本集團已採納下列由香港會計師公會頒布之會計實務準則(「會計實務準則」)，該等會計實務準則於二零零一年一月一日或之後開始之會計期間生效：

會計實務準則第9號(經修訂)	：結算日後事項
會計實務準則第14號(經修訂)	：租賃(於二零零零年七月一日或之後開始之期間生效)
會計實務準則第26號	：分部報告
會計實務準則第28號	：撥備、或然負債及或有資產
會計實務準則第29號	：無形資產
會計實務準則第31號	：資產減值
會計實務準則第32號	：綜合財務報表及於附屬公司投資之會計方法

本集團亦已提早採納適用於二零零二年一月一日或之後開始之會計期間之會計實務準則第1號(經修訂)「財務報表之呈報」及會計實務準則第15號(經修訂)「現金流量表」。

2. 主要會計原則

編製該等賬目所採用之主要會計政策現列載如下：

(a) 集團會計法

(i) 綜合

本集團之綜合賬目載有本公司及其附屬公司截至十二月三十一日止之賬目。附屬公司乃本公司直接或間接持有其過半數已發行股本、控制其過半數投票權或控制其董事會組成之公司。於年內收購或出售之附屬公司之業績乃自收購生效日期起計入綜合損益賬或計入綜合損益賬至出售生效日期為止（視適用情況而定）。

綜合賬目列載之項目已將集團內各公司間之一切重大交易或結存對銷。

於本公司之資產負債表中，於附屬公司之投資乃按成本值扣除減值虧損撥備列賬。本公司計算附屬公司業績乃依據已收取及可收取之股息為基準。

(ii) 合營企業

合營企業乃一項合約安排，據此，本集團與其他人士進行經濟活動，該活動為雙方共同控制，且參與各方在經濟活動中概無單方面之控制權。

綜合損益賬載有本集團於該年度應佔共同控制實體之業績，而綜合資產負債表則載有本集團應佔共同控制實體之資產淨值。

(b) 收入確認

本集團按下列基準確認收入：

(i) 電訊收入

電訊收入包括來自流動電話服務及國際電訊服務之收入。來自流動電話服務之收入包括 SUNDAY 用戶使用本集團網絡及設施之收費及接駁費，以及該等用戶從流動電話撥出之長途電話之收費。接駁費收入乃於成功地為客戶啟動服務後確認。國際電訊服務收入包括 SUNDAY 用戶使用國網線路撥出之國際長途電話及非 SUNDAY 用戶撥出之國際長途電話之收入。用戶須就使用本集團之網絡及設施而按月支付費用，包括可供撥出本地及國際長途電話之協定最低免費通話時間。超逾協定最低免費通話時間之通話時間以及國際長途電話乃按使用量收取費用。使用本集團網絡及設施之收入於使用所提供之網絡及設施之期間並可合理確保可收取收入時確認。有關國際長途電話及超逾最低協定通話之流動電話通話時間之收入乃於撥出電話及可合理確保可收取收入時確認。

預先收取用戶之收入包括用戶購買流動電話時收取之一筆過台費及其他用戶預繳之台費。該等費用乃按照銷售及服務協議之條款在協定期間提供流動電話通話時間及進入本集團之網絡而收取，並遞延入賬及於協定期間內以直線法攤銷。

(ii) 銷售流動電話及配件之收入

銷售流動電話及配件之收入於流動電話及配件付運予客戶並可合理確保可收取收入時確認。倘客戶因購買本集團之流動電話及配件並獲提供電訊服務而簽署銷售及服務協議，則協議內有關服務部份之收入按服務之公平價值確認，該公平價值即本集團向單純使用電訊服務而不購買流動電話或配件之客戶收取之價格。協議總收益之餘額則列為流動電話及配件銷售之收入。

(iii) 數據收入

數據收入指流動電話數據服務之收入。使用該等服務之月費乃根據應計基準確認。

(iv) 利息收入

利息收入乃根據尚欠本金及適用利率按時間比例基準確認。

(c) 吸納用戶之成本

吸納用戶之直接成本(即本集團銷售流動電話及配件之虧損及佣金開支)於產生時支銷。銷售流動電話及配件之收入及銷售成本分別列入流動電話及配件之銷售收入及銷售成本中。佣金開支則列入廣告、促銷及其他銷售成本中。

(d) 廣告及促銷成本

廣告及促銷成本於產生時在損益賬支銷。

(e) 保用成本

本集團就製造商之流動電話及配件出現之瑕疵獲製造商提供保用。本集團於銷售流動電話及配件時,按製造商所提供之類似保用條款及條件向客戶提供保用。未能從製造商收回之保用成本須予以撥備。

(f) 借貸成本

因收購、建築或生產一項必須經過長時間才可投入擬定用途或銷售之資產而直接產生之借貸成本乃撥充資本,作為資產成本之一部份。

所有其他借貸成本乃從其產生年度之損益賬中支銷。

(g) 退休福利成本

本集團就界定供款退休金計劃繳付之供款乃於產生時支銷,並因該等於悉數獲得供款前退出計劃之僱員所被沒收之供款而減少。該等計劃之資產與本集團之資產分開,並由獨立管理各個計劃之基金所持有。

(h) 遞延稅項

就應課稅溢利與賬目所載溢利兩者間之時差,若預期需將於可見將來支付或收回之負債或資產,即按現行稅率計算遞延稅項。

(i) 固定資產

固定資產按成本值減累積折舊列賬。固定資產折舊乃將其成本按其預計可使用年期以直線法撇銷計算。預計可使用年期概述如下:

網絡設備	十年或租約期一至三年 (以較短者為準)
電腦設備	五年或租約期一至三年 (以較短者為準)
租賃物業裝修	租約期二至十年
傢俬及裝置	五年
辦公室設備	五年
汽車	五年

網絡設備成本包括網絡資產及設備之購買成本及網絡發展之直接開支。

將固定資產回復至正常運作狀況所產生之主要費用乃自損益賬中扣除。裝修費用則會撥充資本,並按其於本集團之預計可使用年期計算折舊。

於各個結算日,所有內部及外來資料均會獲得考慮,藉以評估固定資產有否出現減值。倘出現減值情況,則會估計固定資產之可收回金額,以及(如適用)確認減值虧損,藉此將固定資產減低至可收回金額。有關減值虧損乃於損益賬內確認。

出售固定資產之盈虧為出售有關資產所得款項淨額與賬面值之差額,並在損益賬內確認。

(j) 租賃資產

(i) 融資租約

凡資產擁有權之風險及回報基本上全部撥歸本集團之租約均以融資租約列賬。於融資租約開始時，資產之公平價值乃與支付日後租金之責任（不包括利息部份）一同記錄。

支付出租人之款項包括本金及利息兩部份。融資費用乃按未償還本金餘額之比例自損益賬中扣除。

以融資租約持有之資產按預計可用年期或租期兩者中較短者計算折舊。

(ii) 經營租約

凡資產擁有權之風險及回報基本上全部仍屬出租公司之租約均以經營租約列賬。該等經營租約之租金按租期以直線法在損益賬支銷。

(k) 無形資產

移動傳送者牌照（「3G牌照」）乃列為無形資產，持牌者可建立及維持第三代（「3G」）流動電訊網絡，以及在香港提供3G服務。獲授3G牌照後，3G牌照成本會與承擔一併記錄，而3G牌照成本乃15年牌照期內所應付最低牌照年費之折現值。由推出3G服務日期起，即會以直線法按3G牌照之年期予以攤銷。

最低牌照年費之折現值與其總額之差額乃實際融資成本，因此，在推出3G服務前之期間，有關款項會撥充為資本，作為無形資產成本之一部份，此舉與附註2(f)所載之借貸成本政策相符。推出3G服務後，上述融資成本將會在產生年度從損益賬中扣除。

推出3G服務前之各個結算日，將估計無形資產之可收回金額，以及（如適用）確認減值虧損，藉此將無形資產減低至其可收回金額。上述減值虧損乃於損益賬內確認。推出3G服務後，倘根據內部及外來資料顯示無形資產出現任何減值，則會於各個結算日估計其可收回金額。

(l) 存貨

存貨乃按成本值或可變現淨值兩者中較低者入賬。成本乃按加權平均法計算。可變現淨值則按預期銷售所得款項減預計銷售支出計算。

(m) 應收營業賬項

對被認為屬呆賬之應收營業賬項均提撥備。資產負債表內之應收營業賬項已扣除該等撥備。

(n) 可退回按金

可退回按金乃從需要使用流動國際長途電話及漫遊服務之客戶收取。只要客戶仍然需要該等服務，本集團將保留可退回按金，並將其列入其他應付賬項及應計開支內。

(o) 現金及現金等價物

現金及現金等價物乃於資產負債表內以成本值列賬。就現金流量表而言，現金及現金等價物包括手頭現金、銀行通知存款及銀行透支。

(p) 外幣換算

於本年度以外幣結算之交易乃按交易日之匯率換算為港元。以外幣計算之貨幣資產及負債按結算日之匯率換算為港元列入賬目。所產生之匯兌差額列入損益賬內。

(q) 簡易換算

截至二零零一年十二月三十一日止年度之綜合損益賬及綜合現金流量表，以及二零零一年十二月三十一日之綜合資產負債表及公司資產負債表內載有若干港元兌美元之換算，有關之兌換率為7.796港元兌1美元。該等換算並不表示港元金額代表、已按或可按該兌換率或任何其他兌換率換算為美元。

(r) 比較數字

比較數字已按需要經過調整，藉以符合本年度呈列方式之變動。尤其值得注意者為，比較數字已經過調整或伸算，以遵照本集團於本年度實施之會計實務準則第14號（經修訂）「租賃」所載之規定。

會計實務準則第14號列明有關融資及經營租約之會計政策及披露規定。除賬目附註22及26之比較數字經過伸算或重列外，採納會計實務準則第14號對該等賬目並無任何影響。

3. 分部資料

本集團主要在香港從事三個業務範疇：流動電話服務；銷售流動電話及配件；國際電訊及其他服務。

	流動電話服務 二零零一年 千港元	流動電話及配件之銷售 二零零一年 千港元	國際電訊及其他服務 二零零一年 千港元	本集團 二零零一年 千港元
營業額	1,165,399	242,901	14,093	1,422,393
經營虧損	(38,127)	(52,958)	(72,125)	(163,210)
利息收入				21,592
融資成本				(70,130)
本年度虧損				(211,748)
分部資產	1,974,904	47,904	57,167	2,079,975
於一家合營企業之投資				4,940
未經分配資產				184,371
資產總值				2,269,286
分部負債	670,263	27,120	24,655	722,038
未經分配負債				759,252
負債總值				1,481,290
無形資產	583,930	–	–	583,930
資本開支	105,590	3,604	1,029	110,223
折舊	(241,906)	(12,184)	(11,012)	(265,102)

	流動電話服務 二零零零年 千港元	流動電話及配件之銷售 二零零零年 千港元	國際電訊及其他服務 二零零零年 千港元	本集團 二零零零年 千港元
營業額	988,718	404,444	57,231	1,450,393
經營虧損	(146,150)	(96,092)	(138,441)	(380,683)
利息收入				51,053
融資成本				(136,938)
本年度虧損				(466,568)
分部資產	1,491,947	70,903	86,223	1,649,073
未經分配資產				726,199
資產總值				2,375,272
分部負債	478,494	52,498	40,441	571,433
未經分配負債				804,095
負債總值				1,375,528
資本開支	293,623	12,133	33,517	339,273
折舊	(229,975)	(16,692)	(14,624)	(261,291)

各業務分部之間概無任何銷售或其他交易往來。分部資產主要包括無形資產、固定資產、存貨、應收營業賬項、存款及預付款項，並主要不包括現金。分部負債包括營業負債及3G牌照費負債，並主要不包括長期貸款。資本開支指對固定資產之添置（附註14）。

4. 銷貨及服務成本

銷貨成本指已售出流動電話及配件之成本。服務成本則指網內連接費用、海外漫遊服務成本、呆賬撥備、賬單物料費用、收賬費用、預付電話卡成本及攤佔收入之開支。

5. 經營虧損

經營虧損已扣除/(計入)下列各項：

	二零零一年 千港元	二零零零年 千港元
銷貨成本	244,981	424,549
折舊：		
一 自置固定資產	258,641	253,480
一 租賃固定資產	6,461	7,811
出售固定資產之虧損/(收益)	1,126	(60)
經營租約費用：		
一 土地及樓宇(包括無線電基站)	209,370	190,963
一 租用線路	94,777	102,265
呆賬撥備	19,579	28,501
核數師酬金	840	840

6. 融資成本

	二零零一年 千港元	二零零零年 千港元
銀行貸款及透支之利息	52,160	65,102
須於五年內償還供應商貸款之利息	16,540	35,508
可換股票據之利息	-	34,428
融資租約付款之利息部份	413	814
其他附加借貸成本	1,017	1,086
	70,130	136,938

7. 稅項

由於本集團於本年度並無應課稅溢利，故並無作出香港利得稅撥備(二零零零年：無)。

由於遞延稅項資產會否於可預見之將來收回尚未明確，因此本集團並無就稅項虧損在截至二零零一年及二零零零年十二月三十一日止年度之綜合損益賬中記入遞延稅項抵免。

本年度並未就下列各項之遞延稅項抵免/(支出)作出撥備：

	二零零一年 千港元	二零零零年 千港元
加速折舊免稅額	24,459	(795)
稅項虧損	12,817	100,715
其他短暫差異	(49)	(2,987)
	37,227	96,933

8. 本年度虧損

本年度達14,981,000元港元之虧損(二零零零年：15,932,000港元虧損)已於本公司賬目內處理。

9. 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據本集團之本年度虧損211,748,000港元(二零零零年：466,568,000港元)，及年內已發行股份之加權平均數2,990,000,000股(二零零零年：2,850,491,803股)計算。

截至二零零零年十二月三十一日止年度內已發行股份之加權平均數之計算已假設於二零零零年一月一日已發行2,300,000,000股普通股，以及根據全球發售本公司股份所發行之690,000,000股普通股，乃於二零零零年三月十五日發行為基準。

(b) 每股攤薄虧損

二零零零年及二零零一年內，行使購股權對每股虧損並無攤薄影響。

10. 未計利息、稅項、折舊及攤銷前盈利(「EBITDA」)

EBITDA指本集團扣除利息收入、融資成本、稅項、折舊及攤銷前之盈利/虧損。


賬目附註

11. 退休福利成本

根據本集團於一九九八年四月一日訂立之信託契據，本集團就提供退休福利予僱員設立了一項界定供款計劃，生效日期追溯至一九九七年七月一日（「退休計劃」）。

於二零零零年十二月一日設立強制性公積金（「強積金」）計劃前，所有長期全職僱員均有資格參與退休計劃。根據退休計劃，僱員可選擇不供款或以其月薪之5%作供款。本集團之供款則按僱員薪金之5%計算。

自二零零零年十二月一日起，本集團已為本集團所有合資格僱員（包括退休計劃下之僱員）設立另一個界定供款計劃，即強積金計劃。僱員及僱主只須向強積金計劃供款，毋須再向退休計劃供款。

根據強積金計劃，僱員須以月薪5%作為供款，最高為1,000港元，亦可選擇額外供款。本集團之每月供款額則按僱員月薪之5%計算，最高為1,000港元（「強制性供款」）。倘僱員月薪超過20,000港元，本集團會作出若干額外供款（「自願性供款」）。

根據強積金計劃，僱員於六十五歲退休、身故或完全喪失工作能力時有權取得全數之僱主強制性供款。僱員服務滿七年後則有權取得全數之本集團自願性供款，或於服務滿兩年至六年後按遞減比例領取本集團之自願性供款。根據退休計劃，僱員服務滿七年後有權取得全數僱主供款，或於服務滿兩年至六年後按遞減比例領取供款。沒收之供款將會撥回本公司，並用作減低本集團之供款。

本集團向該等計劃所作出之供款如下：

	二零零一年 千港元	二零零零年 千港元
僱主供款總額	9,890	8,104
減：已動用之沒收供款	(18)	(3,593)
計入損益賬之僱主供款淨額	9,872	4,511

於二零零一年十二月三十一日應付之供款為892,243港元（二零零零年：1,633,000港元）。於二零零一年十二月三十一日可用以削減日後供款之已沒收供款為29,000港元（二零零零年：無）。該等計劃之資產與本集團之資產分開，由獨立管理有關計劃之基金所持有。

12. 董事及管理人員之酬金

(a) 董事酬金

本公司董事之酬金總額詳情如下：

	二零零一年 千港元	二零零零年 千港元
袍金	600	556
薪金、其他津貼及實物利益	11,754	11,700
獎金	1,446	24,863
退休計劃供款	–	196
	13,800	37,319

上述數額包括向獨立非執行董事支付之董事袍金400,000港元（二零零零年：372,000港元）。

董事酬金介乎以下範圍：

酬金範圍	董事數目 二零零一年	二零零零年
零至1,000,000港元	8	11
1,000,001港元至1,500,000港元	5	5
5,500,001港元至6,000,000港元	1	–
29,000,001港元至29,500,000港元	–	1

年內，董事並無獲授或行使任何購股權。

(b) 管理人員酬金

本集團年內五位最高薪人士包括一位(二零零零年：一位)董事，其酬金詳情已於上文呈列之分析中反映。年內向其餘四位(二零零零年：四位)人士支付之酬金詳情如下：

	二零零一年 千港元	二零零零年 千港元
薪金、其他津貼及實物利益	11,714	8,667
獎金	4,107	2,999
退休計劃供款	400	289
	16,221	11,955

該四位人士之酬金介乎以下範圍：

酬金範圍	人數 二零零一年	人數 二零零零年
2,000,001港元至2,500,000港元	–	1
2,500,001港元至3,000,000港元	1	2
3,000,001港元至3,500,000港元	1	–
4,000,001港元至4,500,000港元	1	1
5,500,001港元至6,000,000港元	1	–

13. 無形資產

本集團

	3G牌照 千港元
添置	583,930
攤銷	–
二零零一年十二月三十一日	583,930

於二零零一年十月二十二日，本集團根據電訊條例第106章獲授3G牌照(附註2(k))。該3G牌照由授出日期起生效，為期15年，本集團須於香港安裝、保養及使用有關設備，以提供3G通訊服務。

根據3G牌照之條款，獲授3G牌照後首五年各年應付之牌照費為下表所示之最低年費(「最低年費」)，即每年50,000,000港元，而餘下十年各年所應付之牌照費則為提供3G服務所得營業額之5%與3G牌照年期各年之最低年費兩者中之較高金額：

	最低年費(千港元)
第一年	50,000
第二年	50,000
第三年	50,000
第四年	50,000
第五年	50,000
第六年	60,124
第七年	70,249
第八年	80,373
第九年	90,497
第十年	100,622
第十一年	110,746
第十二年	120,870
第十三年	130,995
第十四年	141,119
第十五年	151,243
總額	1,306,838

3G牌照成本乃按牌照年期內須支付之最低年費折現值列賬，與若干直接開支及於推出3G服務前撥充資本之融資成本一併呈列。折現率乃本集團之加權平均資本成本，於二零零一年十二月三十一日為11.2%。

由3G服務推出日期起，3G牌照成本將按牌照年期予以攤銷。於二零零一年十二月三十一日，3G服務尚未推出。

倘按未經折現價值列賬，則3G牌照於二零零一年十二月三十一日之面值應為1,307,659,000港元。


賬目附註

14. 固定資產

本集團

	網絡設備 千港元	傢俬及裝置 千港元	辦公室設備 千港元	電腦設備 千港元	汽車 千港元	租賃物業裝修 千港元	合共 千港元
成本值							
於二零零一年一月一日	1,620,051	7,433	12,732	202,905	3,354	299,815	2,146,290
添置	80,338	74	460	17,931	–	11,420	110,223
出售	(221)	(96)	(774)	(1,082)	(483)	(7,526)	(10,182)
於二零零一年十二月三十一日	1,700,168	7,411	12,418	219,754	2,871	303,709	2,246,331
累積折舊							
於二零零一年一月一日	374,896	3,141	6,055	109,190	1,882	201,138	696,302
本年度折舊	172,345	1,493	2,541	44,461	644	43,618	265,102
出售	(150)	(76)	(564)	(839)	(317)	(6,606)	(8,552)
於二零零一年十二月三十一日	547,091	4,558	8,032	152,812	2,209	238,150	952,852
賬面淨值							
於二零零一年十二月三十一日	1,153,077	2,853	4,386	66,942	662	65,559	1,293,479
於二零零零年十二月三十一日	1,245,155	4,292	6,677	93,715	1,472	98,677	1,449,988

於二零零一年十二月三十一日，本集團以融資租約持有之固定資產之賬面淨值為2,963,000港元（二零零零年：10,436,000港元）。

所有固定資產均已抵押作本集團銀行貸款及供應商貸款融資之抵押品。

15. 於合營企業之投資

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
攤佔資產淨值	1	–
墊款	4,939	–
	4,940	–

合營企業詳情如下：

名稱	性質	註冊成立地點	投票權	主要業務及營運地點
Atria Limited	公司	香港	50%	於香港開發無線通訊之應用方案

給予Atria Limited之墊款乃無抵押、免息且並無固定還款期。

16. 受限制現金存款

於二零零一年十二月三十一日，一筆為數達2,385,000港元之銀行存款（二零零零年：2,385,000港元）已抵押予一家銀行，藉以取得使用香港國際機場設施以提供流動電話服務之銀行擔保。有關擔保將於二零零七年三月屆滿。

於二零零一年十二月三十一日，另一筆為數達132,706,000港元之銀行存款（二零零零年：93,640,000港元）限定僅可用作清償須於六個月內償還之銀行貸款、供應商貸款及有關利息。

17. 存貨

存貨之賬面值如下：

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
流動電話及配件		
成本值	26,233	29,504
減：撥備	(5,785)	(13,429)
	20,448	16,075

於二零零一年十二月三十一日，按可變現淨值列賬之存貨賬面值為19,830,000港元（二零零零年：13,852,000港元）。

所有存貨均已抵押作本集團銀行貸款及供應商貸款融資之抵押品。

18. 應收營業賬項

本集團平均給予貿易客戶三十日信貸期。有關應收營業賬項之賬齡分析如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
0-30日	63,463	63,953
31-60日	13,902	17,479
61-90日	6,755	10,550
90日以上	4,342	7,371
	88,462	99,353

19. 應付營業賬項

有關應付營業賬項之賬齡分析如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
0-30日	36,170	72,939
31-60日	2,383	4,965
61-90日	2,697	1,763
90日以上	6,682	10,610
	47,932	90,277

20. 股本

	本公司	
	二零零一年 千港元	二零零零年 千港元
法定：		
10,000,000,000股(二零零零年：10,000,000,000股) 每股面值0.10港元之普通股	1,000,000	1,000,000
已發行及悉數繳足：		
2,990,000,000股(二零零零年：2,990,000,000股) 每股面值0.10港元之普通股	299,000	299,000

由本公司註冊成立日期至二零零零年十二月三十一日期間，本公司股本出現以下之變動：

(i) 於一九九九年十一月二十四日註冊成立時，本公司之法定股本為380,000港元，分為3,800,000股每股面值0.10港元之股份，其中1股股份按面值發行以換取現金。同日，99股每股面值0.10港元之股份按面值發行以換取現金。

(ii) 於二零零零年二月二十四日，本公司按面值額外發行7,900股每股面值0.10港元之股份，以換取 SUNDAY Holdings Corporation 之股份。

(iii) 根據於二零零零年三月一日通過之書面特別決議案，本公司透過增設9,996,200,000股每股面值0.10港元之股份，將本公司之法定股本由380,000港元增加至1,000,000,000港元。

(iv) 於二零零零年三月十五日，本公司根據全球發售本公司股份，向公眾人士及機構投資者發行690,000,000股每股面值0.10港元之股份以換取現金，發行價為每股3.78港元(「發售新股」)。發行股份所得收益超出已發行股份面值之數額乃記入股份溢價賬。

(v) 緊隨發售新股後，透過將在本公司股份溢價賬貸項中229,999,200港元撥作資本，按面值向於二零零零年三月一日名列本公司股東名冊之股東發行2,299,992,000股每股面值0.10港元之股份。

(vi) 本公司股份分別於二零零零年三月十五日及二零零零年三月十六日在納斯達克市場及聯交所上市。

購股權計劃

於二零零零年三月一日，本公司股東批准及採納一項購股權計劃(「購股權計劃」)。根據購股權計劃，董事會可向本公司或其附屬公司之合資格僱員及董事批授購股權，以認購本公司普通股。於接納購股權時，承授人須於批授日期起計28日內向本公司支付1港元，作為批授購股權代價。

根據購股權計劃可能授出之購股權所涉及之普通股數目最多不得超逾本公司不時已發行股本之10%(就此而言，已發行股本不包括因行使根據購股權計劃所授任何購股權而發行之任何股份)。於任何時間授予任何一位人士之購股權所涉及之股份數目乃受到限制，前提須為任何人士在悉數行使獲授之購股權後有權認購之股份數目，與該名僱員根據早前獲授購股權所認購之股份總數相加後不得超過根據購股權計劃可能授出之所有購股權所涉及股份總數之25%。

董事會可酌情釐定參與人士於行使根據購股權計劃所授任何購股權時應付之股份代價，有關價格將不少於：(1)本公司股份之面值；或(2)於緊接購股權授出日期前五個交易日(期間本公司股份須於聯交所買賣)本公司股份在聯交所之平均收市價80%(以較高者為準)。

董事會可全權酌情釐定任何購股權之行使期限，惟購股權自授出日期起計十年後一律不得行使。

除非本公司於股東週年大會上提早終止購股權計劃，否則，購股權計劃自採納日期起計十年內有效。


賬目附註

21. 3G牌照費負債

根據3G牌照之條款，最低年費（見附註13）須於每年期末繳付予電訊管理局，有關費用合共為1,306,838,000港元。然而，自獲授3G牌照以來，本集團已於年內向電訊管理局支付250,000,000港元，金額相等於首五年之最低年費總額。

於二零零一年十二月三十一日，本集團之3G牌照費負債相當於第六年至第十五年繳付之餘下最低年費之折現值，現分析如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
第五年後支付之最低年費	1,056,838	–
未來融資費用	(723,729)	–
最低年費之折現值	333,109	–

於二零零二年、二零零三年、二零零四年及二零零五年十月二十二日，本集團須按累計基準提供履約保證書，金額分別相當於第六年、第七年、第八年及第九年之最低年費。由二零零六年十月二十二日起，本集團所須提供之履約保證書金額將相當於隨後五年到期繳付之最低年費（或倘少於五年，則餘下到期繳付之最低年費）。

22. 長期貸款及融資租約承擔

	本集團	
	二零零一年 千港元	二零零零年 千港元
銀行貸款（有抵押）（附註a）	576,000	600,000
供應商貸款（有抵押）（附註a）	175,455	194,998
融資租約承擔（附註d）	2,158	8,085
	753,613	803,083
減：計入流動負債之即期部份		
－銀行貸款	(156,000)	(24,000)
－供應商貸款	(38,990)	(19,500)
－融資租約承擔	(1,970)	(5,900)
	(196,960)	(49,400)
	556,653	753,683

根據購股權計劃授出且於二零零一年十二月三十一日尚未行使之購股權詳情如下：

	於二零零一年一月一日持有之購股權	年內授出之購股權	年內行使之購股權	年內失效之購股權	於二零零一年十二月三十一日持有之購股權	行使價港元	授出日期(1)	行使期限結束
執行董事(4)	90,000,000	–	–	–	90,000,000	1.01	31/05/2000	30/05/2010
行政總裁(4)	15,000,000	–	–	–	15,000,000	1.01	31/05/2000	30/05/2010
持續合約僱員	31,292,548	–	–	5,026,902(2)	26,265,646	3.05	23/03/2000	22/03/2010
	36,365,109	–	–	5,813,252(2)	30,551,857	1.01	31/05/2000	30/05/2010
	2,482,479	–	–	386,470(2)	2,096,009	3.05	31/05/2000	30/05/2010
	–	4,213,147(3)	–	384,970(2)	3,828,177	1.01	19/01/2001	18/01/2011

附註：

(1) 於二零零一年一月十八日（即授出購股權前一日），每股股份之市值為0.62港元。

(2) 該等購股權於年內若干僱員終止受聘時失效。

(3) 在授出之購股權中，其中40%購股權可於授出日期起計一年後行使，於隨後兩年則每年各有30%購股權可予行使。

(4) 本公司執行董事及行政總裁獲授之購股權詳情載於本年報第24頁「董事及行政總裁之證券權益」一節。

於二零零一年十二月三十一日，根據購股權計劃可授出惟仍未發行之購股權為131,258,311，佔本公司之已發行股本之4.39%。

本集團採用布萊克-舒爾司期權價格公式及下列之假設計算截至二零零一年十二月三十一日止年度所授購股權之公平價值：

無風險利率	5.33%
預期股息率	0%
本公司股份市價之預期波幅	56%
購股權之加權平均預計年期	10年

布萊克-舒爾司期權價格公式須計入非常主觀之假設，當中包括股價波幅。由於主觀假設之變動足以大幅影響估計之公平價值，董事認為，現行公式未必是購股權公平價值之唯一可靠計算方法。按照計算所得，截至二零零一年十二月三十一日止年度所授購股權之公平價值約為1,896,000港元。

本公司並無就年內所授購股權之價值於損益賬內確認任何費用。

(a) 銀行及供應商貸款

於二零零一年及二零零零年十二月三十一日，本集團之長期貸款(不包括融資租約承擔)須按下列年期償還：

	銀行貸款		供應商貸款	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
一年內	156,000	24,000	38,990	19,500
第二年	180,000	156,000	58,485	39,000
第三至第五年	240,000	420,000	77,980	136,498
	576,000	600,000	175,455	194,998

銀行貸款及來自本集團主要供應商Nortel Networks (Asia) Limited (「北電網絡」)之貸款 (「供應商貸款」)按當時市場利率計息，並須於二零零一年三月十一日起按季分十五期償還。

於二零零一年十二月三十一日，銀行貸款及供應商貸款乃以本公司全資附屬公司匯亞通訊有限公司(「匯亞通訊」)之全部資產、收益及股份作抵押而取得。

(b) 銀行及其他備貸融資

於二零零零年十二月三十一日，本集團取得之可動用銀行貸款融資額600,000,000港元已全部動用。自二零零一年三月十一日起，可動用之銀行貸款融資額會有所減少，減幅與還款額一致(詳情載於附註22(a))，而二零零一年十二月三十一日之可動用銀行貸款融資額則為 576,000,000港元。

此外，北電網絡向本集團提供一筆長期貸款融資(「供應商貸款融資」)155,000,000美元(約1,209,000,000港元)，用以支付集團部份資本及其他開支。供應商貸款融資已於二零零零年全部動用。於二零零零年，本集團向北電網絡償還共130,000,000美元(約1,013,000,000港元)，而北電網絡則同時授予本集團一筆同等金額之短期循環貸款融資(「循環貸款融資」)，到期日為二零零一年三月十二日。年內，循環貸款融資之到期日已進一步延展至二零零二年三月十一日。

自二零零一年三月十一日起，可動用之循環貸款融資會有所減少，減幅與供應商貸款還款額所佔結欠之供應商貸款25,000,000美元(約194,998,000港元)之比例一致(詳情載於附註22(a))。於二零零一年十二月三十一日，可動用之循環貸款融資為117,000,000美元(約912,366,000港元)(二零零零年：130,000,000美元，約1,014,000,000港元)。循環貸款融資已如賬目附註28所述獲延展至二零零二年四月十日。

(c) 銀行及供應商之契諾條文

根據銀行、北電網絡及若干本集團實益股東(即 Distacom Communications Limited、富聯國際集團有限公司、匯新發展有限公司、偉福建設企業機構有限公司及香港中旅(集團)有限公司)於二零零零年二月十八日訂立之修訂及重申保薦人支援協議，該等實益股東須在保薦人支援協議項下承擔若干非財務責任。倘違反保薦人支援協議之責任，銀行及北電網絡僅有權對實益股東採取行動，而銀行貸款及供應商貸款融資則不會受到影響。

於二零零零年二月十八日，本集團已分別與銀行及北電網絡重新磋商銀行貸款及供應商貸款之條款，尤其是其中之契諾條文。

經修訂及於二零零零年二月十八日起生效之銀行貸款及供應商貸款融資之條款載有若干契諾條文，限制匯亞通訊在未經銀行及北電網絡事先批准之情況下採取若干行動之能力。該等契諾條文包括以下各項：

- 匯亞通訊必須按銀行及北電網絡所批准之業務計劃而經營業務，惟不會對匯亞通訊之財務狀況、業務或償債能力造成重大不利影響之變更者除外；
- 匯亞通訊在任何預算期間產生之資本開支不可高於當時業務計劃所指定水平之15%；
- 匯亞通訊必須持續符合用戶人數、未計利息、稅項、折舊及攤銷前之盈利、有形資產淨值及償債比率等目標；
- 匯亞通訊必須持續由銀行及北電網絡合理認為在香港或國際電訊業具有足夠專業知識及經驗之人士管理，從而可提供適當管理人員，以根據業內良好守則實行及執行匯亞通訊當時之業務計劃；
- 匯亞通訊不可在其合併未償還貸款餘額多於600,000,000港元情況下宣派或派付股息。倘匯亞通訊派付股息，其須就有關貸款提早償付相等於該項股息總金額之款項，而股息及有關之預付款項僅能從匯亞通訊之流動現金盈餘中撥付；

- 滙亞通訊須將其所有收入存入一個賬戶，並只可按當時之業務計劃自該賬戶提取款項作經營開支、營運資金及資本開支。收入之其餘部份則用以償付信貸之本金及利息，以及存入一個最少可償付六個月債項之償債儲備賬戶作日後還款之用。倘在履行此等承擔後尚有流動現金盈餘，滙亞通訊可運用該盈餘現金其中50%，惟其須運用其餘50%以提早償付有關信貸；

- 除非屬滙亞通訊日常業務中若干容許產生之債項，否則滙亞通訊在未得銀行及北電網絡同意下一般不得產生新債項；

- 滙亞通訊不可將其資產作任何額外債務之抵押（惟若干情況除外）；及

- 在以下情況下，滙亞通訊將屬違約：
  - (i) 倘滙亞通訊未能償還任何其他超逾2,000,000美元（約15,596,000港元）之貸款；
  - (ii) 倘本公司、SUNDAY Holdings Corporation 或 SUNDAY Investment Limited 未能償還任何其他超逾10,000,000美元（約77,980,000港元）之貸款；或
  - (iii) 倘發生銀行及北電網絡認為對滙亞通訊之財務狀況、業務或償債能力造成任何重大影響之事項。

倘違反該等契諾及限制，除非在可補救情況下之十四日寬限期內作出補救，否則銀行及北電網絡有權要求加快償還貸款之尚欠債務，並可行使其在滙亞通訊差不多全部資產之抵押權。

(d) 融資租約承擔：

	二零零一年 千港元	二零零零年 千港元 (經重列)
支付最低租約款項		
一年內	2,123	6,760
第二年	209	2,314
第三至第五年	–	209
	2,332	9,283
融資租約之未來融資費用	(174)	(1,198)
融資租約負債之現值	2,158	8,085
融資租約負債之現值如下：		
一年內	1,970	5,900
第二年	188	1,997
第三至第五年	–	188
	2,158	8,085


賬目附註

23. 綜合現金流量表附註

(a) 經營虧損與經營業務之現金流出淨額之調節

	二零零一年 千港元	二零零零年 千港元
經營虧損	(163,210)	(380,683)
折舊	265,102	261,291
出售固定資產虧損／(收益)	1,126	(60)
營運資本變更前之經營溢利／(虧損)	103,018	(119,452)
存貨增加	(4,373)	(8,255)
應收營業賬項、按金、預付款項及其他應收賬項減少	1,228	19,127
應付營業賬項、其他應付賬項及應計費用減少	(75,538)	(15,011)
預收用戶服務費減少	(63,758)	(95,212)
經營業務之現金流出	(39,423)	(218,803)
已收取利息	25,488	47,018
已付利息	(72,990)	(150,669)
融資租約款項之利息部份	(413)	(814)
其他已付之附帶借貸成本	(1,017)	(1,086)
經營業務之現金流出淨額	(88,355)	(324,354)

(b) 本年度融資變動之分析

	股本 千港元	股份溢價 千港元	長期貸款 千港元	可換股票據 千港元	融資租約承擔 千港元
於二零零零年一月一日	1	–	1,221,517	700,000	8,746
融資之現金流入／(流出)淨額	81,502	2,075,656	(632,511)	(430,900)	(8,753)
將可換股票據兌換為股份	7,498	278,767	–	(269,100)	–
紅利發行	229,999	(229,999)	–	–	–
融資租約開始	–	–	–	–	8,092
直接應用長期貸款購入固定資產	–	–	205,992	–	–
於二零零零年十二月三十一日	299,000	2,124,424	794,998	–	8,085
於二零零一年一月一日	299,000	2,124,424	794,998	–	8,085
融資之現金流出淨額	–	–	(43,543)	–	(5,927)
於二零零一年十二月三十一日	299,000	2,124,424	751,455	–	2,158

81

(c) 主要非現金交易

	二零零一年 千港元	二零零零年 千港元
獲授3G牌照所產生的3G牌照費負債	333,109	-
融資租約	-	8,092
直接動用長期供應商貸款購入固定資產	-	205,992
將可換股票據及利息兌換成股份	-	286,265

24. 遞延稅項

於二零零一年及二零零零年十二月三十一日未撥備之潛在遞延稅項資產／(負債)計有下列各項：

	本集團	
	二零零一年 千港元	二零零零年 千港元
加速折舊免稅額	(113,160)	(137,619)
稅項虧損	478,119	465,302
其他短暫差異	49	98
	365,008	327,781

25. 資本承擔

	本集團	
	二零零一年 千港元	二零零零年 千港元
購入固定資產：		
— 已訂約但未撥備	118,044	19,767
— 已授權但未訂約	70,510	282,000
	188,554	301,767

本公司於二零零一年十二月三十一日並無任何資本承擔(二零零零年：無)。

26. 經營租約承擔

於二零零一年及二零零零年十二月三十一日，本集團須根據不可撤銷經營租約支付之未來最低租約款項總額如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元 (經重列)
土地及樓宇(包括無線電基站)：		
— 一年內	170,948	148,396
— 第二年至第五年(包括首尾兩年)	111,702	123,043
— 第五年後	2,035	4,826
	284,685	276,265
租用線路：		
— 一年內	55,145	48,637
— 第二年至第五年(包括首尾兩年)	33,121	14,937
	88,266	63,574
	372,951	339,839

本公司於二零零一年十二月三十一日並無任何經營租約承擔(二零零零年：無)。

27. 有關連人士交易

本集團在正常業務過程中進行之重大有關連人士交易概述如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
向有關連公司收取國際電訊服務及其他收入(附註a)	6,564	12,045
向有關連公司支付經營租約費(附註b)	(4,870)	(5,304)
向實益股東支付銷售及市場推廣費用(附註c)	(910)	(510)
向有關連公司支付顧問服務費(附註d)	(833)	-

(a) 於截至二零零零年十二月三十一日止年度內，本集團按照一般商業條款與有關連公司 e-Kong Group Limited (「e-Kong」)之全資附屬公司訂立若干協議。根據該等協議，本集團讓e-Kong客戶連接本集團國際電訊服務設施，以便e-Kong客戶撥出國際長途電話，並轉介本集團用戶使用國際電訊服務，直接經過 e-Kong 之網站撥出國際長途電話。有關安排於二零零一年九月二十六日根據同日訂立之修訂協議終止。國際電訊服務之收入為6,564,000港元(二零零零年：4,471,000港元)，而為數7,574,000港元之一次性轉介收入已計入二零零零年之其他收入內。

衛斯文先生、Kuldeep Saran先生及許敬志先生均身兼本公司及 e-Kong 之董事。


賬目附註

(b) 本集團與若干實益股東之附屬公司或本公司關連人士按一般商業條款訂立多份經營租約協議，租用多項物業作本集團經營業務之用。

(c) 本公司之實益股東 Distacom Communications Limited (「Distacom」) 向本集團提供銷售及市場推廣服務，協定收費根據 Distacom 就提供該等服務所動用之資源、所提供之專門知識及實際產生之職員成本計算。

衛斯文先生、許漢志先生、Kuldeep Saran 先生、馮世民先生及Michael Triguboff 先生均身兼本公司及Distacom之董事。

(d) 於截至二零零一年十二月三十一日止年度內，本集團按照一般商業條款與Lifetree Convergence Limited (「Lifetree」)訂立若干協議。根據該等協議，Lifetree為本集團提供軟件開發及顧問服務。

衛斯文先生、鄭維新先生、許漢志先生及Kuldeep Saran先生均身兼本公司及Lifetree之董事。

28. 結算日後事項

於二零零二年三月五日，有關北電網絡授予本集團之循環貸款融資（見附註22(b)）之到期日獲延展至二零零二年四月十日。循環貸款融資之未償還本金，將於到期日根據供應商貸款之條款及還款期而償還。

29. 附屬公司

	本公司	
	二零零一年 千港元	二零零零年 千港元
非上市股份，按成本值	1	1
向附屬公司提供之貸款	2,421,735	2,421,735
結欠附屬公司之款項	(24,952)	(10,755)
	2,396,784	2,410,981

向附屬公司提供之貸款及結欠附屬公司之款項均屬無抵押、免息及無固定還款期。

於二零零一年十二月三十一日，本公司擁有下列之主要全資附屬公司：

公司名稱	註冊成立地點	已發行及繳足股本	主要業務
直接持有股份			
SUNDAY HOLDINGS (HONG KONG) CORPORATION (前稱SUNDAY HOLDINGS CORPORATION)	英屬處女群島	100股每股面值1美元之普通股	投資控股
SUNDAY HOLDINGS (CHINA) CORPORATION	英屬處女群島	1股面值1美元之普通股	投資控股
間接持有股份			
萬眾電話有限公司	香港	100股每股面值1港元之普通股及1,254,000,000股每股面值1港元之無投票權遞延股份	提供流動電話、國際電訊及其他服務，以及銷售流動電話及配件
SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	英屬處女群島	1股面值1美元之普通股	投資控股
SUNDAY 3G (HONG KONG) LIMITED (前稱SUNDAY TELECOMMUNICATIONS (HONG KONG) LIMITED)	香港	2股每股面值1港元之普通股	香港3G牌照持牌人
萬眾電話服務（深圳）有限公司（「萬眾深圳」）	中華人民共和國（「中國」）	附註(a)	為本集團提供後勤辦公室支援服務

除萬眾深圳在中國營業外，各附屬公司之主要業務均在香港進行。

(a) 萬眾深圳是在中國註冊的外商獨資企業。萬眾深圳之註冊資本為150萬美元，於二零零一年十二月三十一日尚未繳足。

30. 批准賬目

本賬目已於二零零二年三月十九日獲董事會批准。

本集團之財務報表乃根據香港普遍採納之會計原則（「香港會計原則」）編製，香港會計原則在若干重要方面與美國採用之會計原則（「美國會計原則」）有所差異。下列項目列述有關之重大差異，而根據美國會計原則重新列報本年度虧損及股東權益而被視為必需作出之調整，則在下表顯示。

(a) 根據香港會計原則，就應課稅溢利與賬目所載溢利兩者間之時差，若預期是於可見將來支付或收回之負債或資產，即按現行稅率計算遞延稅項。

根據美國會計原則，本集團需要就已包括在賬目或報稅表內所列之所有事項之預計將來稅務後果而確認遞延稅項資產及負債。根據該方法，遞延稅項資產及負債乃按現有資產及負債之賬面值與各自之稅務基準及稅項抵免結轉之差異，以於年度內生效之稅率計算，而此等差異預期會回收或結清。就遞延稅項資產賬面值之減少需要成立一項估值撥備，除非該項資產不大可能變現。

(b) 根據香港會計原則，接駁費收入乃於啟動服務完成後收取費用時確認。根據美國會計原則，流動電話服務之接駁費，扣除所產生之直接增量成本後，將遞延入賬及於估計之客戶服務期間確認，此乃按照預期釐定之流失率估計。接駁費收入為16,319,000港元，其中10,390,000港元已於二零零一年十二月三十一日遞延入賬。

(c) 根據香港會計原則，毋須因授出購股權而確認僱員賠償成本。購股權行使時發行股份之所得款項分別計入股本及股份溢價賬，而本集團之業績亦不會因購股權計劃而受到影響。

根據美國會計原則，於計算授予本集團僱員未行使購股權之賠償成本時，會把發行予僱員之購股權之內在價值計算在內。因此，對於批授日期時行使價低於本公司股份公平市值之購股權，已確認遞延賠償10,254,000港元。遞延賠償按購股權三年授出期限攤銷。已放收之購股權遞延賠償681,000港元已轉為股東權益。對於批授日期時行使價相等於本公司股份公平市值之購股權，概無確認任何賠償。於截至二零零一年及二零零零年十二月三十一日止年度，於綜合損益賬支銷及計入遞延賠償之賠償成本，就攤銷遞延賠償而言，數額分別為3,800,000港元及3,752,000港元。

下表概述香港會計原則與美國會計原則之間之差異對年度虧損之影響。

	截至十二月三十一日止年度		
	二零零一年 千美元#	二零零一年 千港元	二零零零年 千港元
根據香港會計原則申報之本年度虧損	(27,154)	(211,748)	(466,568)
根據美國會計原則作出之調整：			
加速折舊免稅額之遞延稅項	(3,137)	(24,459)	(795)
稅項虧損及其他之遞延稅項資產	3,137	24,459	795
接駁費淨額攤銷	(1,332)	(10,390)	–
攤銷購股權遞延賠償之賠償成本	(487)	(3,800)	(3,752)
根據美國會計原則計算之本年度虧損	(28,973)	(225,938)	(470,320)
根據美國會計原則計算之每股基本虧損	(1.0仙)	(7.6仙)	(16.5仙)
根據美國會計原則計算之每股美國存託股票之基本虧損*	(0.3美元)	(2.3港元)	(5.0港元)

* 一份美國託存股票相等於30股股份。

換算港元為美元之匯率為1美元兌7.798港元。有關之換算僅就方便目的而進行，並不表示港元金額相當為、或已按或可按該匯率或任何其他匯率換算為美元。

綜合損益表

	截至十二月三十一日止年度				
	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元	一九九八年 千港元	一九九七年 千港元
營業額	1,422,393	1,450,393	1,025,361	557,311	178,492
年度虧損	(211,748)	(466,568)	(923,927)	(802,927)	(446,230)
每股基本虧損	(7.1仙)	(16.4仙)	(40.2仙)	(34.9仙)	(19.4仙)

綜合資產負債表

	於十二月三十一日				
	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元	一九九八年 千港元	一九九七年 千港元
資產總值	2,269,286	2,375,272	1,704,228	1,481,688	1,077,080
負債總額	(1,481,290)	(1,375,528)	(2,661,339)	(1,514,873)	(1,560,338)
股東權益/(虧絀)	787,996	999,744	(957,111)	(33,185)	(483,258)

附註：
本公司於一九九九年十一月二十四日於開曼群島註冊成立，並於二零零零年二月二十四日成為本集團屬下公司之控股公司。上述有關截至二零零零年、一九九九年、一九九八年及一九九七年十二月三十一日止年度之業績，以及二零零零年、一九九九年、一九九八年至一九九七年十二月三十一日之資產及負債概要乃根據本集團屬下公司之經審核賬目編製，猶如現行之集團架構於整個年度一直存在。

下表概述香港會計原則與美國會計原則之間之差異對股東權益之影響。

	於十二月三十一日		
	二零零一年 千美元#	二零零一年 千港元	二零零零年 千港元
根據香港會計原則申報之股東權益	101,051	787,996	999,744
根據美國會計原則作出之調整：			
遞延稅項負債	(14,511)	(113,160)	(137,619)
遞延稅項資產	61,687	481,038	466,000
估值折讓	(47,176)	(367,878)	(328,381)
遞延按揭費淨額	(1,332)	(10,390)	–
購股權遞延賠償之股份溢價	1,227	9,573	9,896
購股權尚未攤銷之遞延賠償	(259)	(2,021)	(6,144)
攤銷購股權遞延賠償之賠償成本	(968)	(7,552)	(3,752)
根據美國會計原則計算之股東權益	99,719	777,606	999,744

換算港元為美元之匯率為1美元兌7.796港元，有關之換算僅就方便目的而進行，並不表示港元金額經已、應已或可按該匯率或任何其他匯率換算為美元。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Richard John Siemens *(Co-Chairman)*
Edward Wai Sun Cheng *(Co-Chairman)*
William Bruce Hicks *(Group Managing Director)*
Kuldeep Saran
Andrew Chun Keung Leung
Craig Edward Ehrlich

Non-executive Directors:
Peter Kin Ngok Lam
Henry Michael Pearson Miles*
Simon Murray
Robert John Richard Owen*
Michael Triguboff
George Kin Wah Wong
Hongqing Zheng

* *Independent Non-executive Directors*

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

Principal place of business:
13th Floor, Warwick House
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

24th April, 2002

To the shareholders

Dear Sir/Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES

INTRODUCTION

At the annual general meeting of SUNDAY Communications Limited (the "Company") held on 16th May, 2001, ordinary resolutions were passed giving general mandates to the Directors to allot, issue and deal with unissued shares and to repurchase shares of the Company, subject to certain specified limits.

The Directors believe that re-granting of the general mandates is in the interests of the Company and its shareholders and accordingly, ordinary resolutions will be proposed at the annual general meeting to be held on 22nd May, 2002 ("Annual General Meeting") to (i) grant a general mandate to the Directors to exercise the powers of the Company to allot, issue and deal with additional shares up to a maximum of 20 per cent. of the aggregate nominal share capital of the Company in issue at the date of passing of such resolution and (ii) grant a general mandate to the Directors to repurchase fully-paid up shares of the Company up to a maximum of 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of passing of such resolution (the "Repurchase Mandate") and (iii) enable the Directors to issue, under the general mandate to issue additional shares referred to in item (i) above, an additional number of shares representing that number of shares repurchased under the Repurchase Mandate.

Shareholders should refer to the Explanatory Statement contained in the Appendix of this circular, which sets out further information in relation to the Repurchase Mandate.

ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on pages 5 to 7 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed to approve, inter alia, the Repurchase Mandate.

PROXY

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not they intend to attend the meeting, shareholders are requested to complete and return the form of proxy to the Branch Registrar of the Company, Central Registration Hong Kong Limited, at 1901-5, 19/F., Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the Annual General Meeting should shareholders so desire.

RECOMMENDATION

The Directors consider that the proposed general mandates are in the best interests of the Company and its shareholders and recommend that shareholders vote in favour of the resolutions.

On behalf of the Board
William Bruce Hicks
Group Managing Director

The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") by a company whose primary listing is on the Stock Exchange. This Explanatory Statement contains all the information reasonably necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the above ordinary resolutions. When used below, "Shares" means ordinary shares of HK$0.10 each in the capital of the Company which are issued and fully paid up.

(1) Shareholders' approval

The Listing Rules provide that all share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(2) Share capital

As at 17th April, 2002, being the latest practicable date prior to printing of this circular ("Latest Practicable Date"), the Company had in issue an aggregate of 2,990,000,000 Shares. An exercise in full of the mandate, on the basis that no further shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 299,000,000 Shares being repurchased by the Company during the course of the period prior to the next Annual General Meeting.

(3) Reason for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

(4) Source of funds

Any repurchases would be funded out of funds legally available for the purpose in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of the Cayman Islands. The Company may not repurchase its own Shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(5) Impact on the working capital or gearing position of the Company

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December, 2001 being forwarded to all shareholders together with this circular letter) in the event that the Repurchase Mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

88

(6) General information

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase shares in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). In certain circumstances, a shareholder or a group of shareholders acting in concert could, as a result of such increase, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Directors are not presently aware of any consequences which would arise under the Takeovers Code as a result of any repurchases pursuant to the Repurchase Mandate.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company in the event that the Repurchase Mandate is approved by shareholders of the Company.

The Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares or that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Mandate is approved by shareholders of the Company.

(7) Share prices

The highest and lowest traded prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

	Share Prices	
	Highest	**Lowest**
	HK$	*HK$*
2001		
April	0.520	0.385
May	0.620	0.470
June	0.550	0.440
July	0.465	0.380
August	0.425	0.375
September	0.395	0.250
October	0.355	0.280
November	0.345	0.275
December	0.355	0.280
2002		
January	0.340	0.285
February	0.310	0.290
March	0.315	0.270

(8) Repurchases of Shares made by the Company

No repurchases of Shares have been made by the Company (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.


SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUNDAY Communications Limited (the "Company") will be held at The Conrad Hong Kong Hotel, 88 Queensway, Admiralty, Hong Kong on Wednesday, 22nd May, 2002 at 11:30 a.m. for the following purposes:

As ordinary business:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December, 2001.

2. To re-elect the retiring directors and to authorise the board of directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

And as special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power after the expiry of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company, or (iii) an issue of shares under the Company's employee share option scheme or similar arrangement for the time being and from time to time adopted, or (iv) an issue of shares as scrip dividend pursuant to the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; plus

(ii) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution); and the said approval shall be limited accordingly;

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the Company or by the directors of the Company to the holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" shall have the same meaning as those ascribed to it under paragraph (d) of the resolution no. 4 in the notice convening this meeting."

6. "**THAT** conditional upon the passing of the resolutions no. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the directors pursuant to paragraph (a) of the resolution no. 4 shall be extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted in resolution no. 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 17th April, 2002

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the completed form of proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Hong Kong Branch Registrar of the Company, Central Registration Hong Kong Limited, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and depositing of the form of proxy will not preclude the member from attending the meeting and voting in person, if he/she so wishes. In the event that a member attends the meeting, his/her form of proxy will be deemed to have been revoked.

3. With regard to resolution no. 4, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company other than shares to be issued upon exercise the subscription rights pursuant to the employee share option scheme of the Company. The present general mandate given by the members pursuant to the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

4. With regard to resolution no. 5, the general mandate given by members pursuant to the provisions of the Listing Rules and the Hong Kong Code on Share Repurchases expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this circular and the proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

PROPOSALS INVOLVING AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY, ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE OPERATION OF THE EXISTING SHARE OPTION SCHEME

A notice convening an Extraordinary General Meeting of SUNDAY Communications Limited to be held at The Conrad Hong Kong Hotel, 88 Queensway, Admiralty, Hong Kong on Wednesday, 22nd May, 2002 at 11:45 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company convened at 11:30 a.m. on the same day and at the same place) or any adjournment thereof to approve the matters referred to in this circular is set out on pages 18 to 20 of this circular. A shareholder may appoint a proxy to attend and vote in his place. A proxy need not be a shareholder. A completed form of proxy must be deposited with Central Registration Hong Kong Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Extraordinary General Meeting if you so wish.

Hong Kong, 24th April, 2002

93

CONTENTS

Page

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Articles of Association"	the articles of association from time to time adopted by the Company
"Adoption Date"	the date on which the New Share Option Scheme is conditionally adopted by resolution of the shareholders of the Company in the Annual General Meeting
"Allotment Date"	the date on which Shares are allotted and issued to a Grantee pursuant to the exercise of the rights attaching to an Option granted and exercised under the New Share Option Scheme
"Annual General Meeting"	an annual general meeting of the Company to be held at The Conrad Hong Kong Hotel, 88 Queensway, Admiralty, Hong Kong on Wednesday, 22nd May, 2002, at 11:30 a.m. or any adjournment thereof
"Annual Report and Accounts"	the directors' report and annual accounts, together with a copy of the auditors' report, issued or to be issued by the Company to its shareholders each year
"Associate"	shall have the meaning ascribed to it under the Listing Rules
"Auditors"	the auditors for the time being of the Company
"Board"	the board of Directors of the Company or a duly authorised committee thereof
"Business Day"	shall have the meaning ascribed to it under the Listing Rules
"Chief Executive"	shall have the meaning ascribed to it under the Listing Rules
"Commencement Date"	in respect of any particular Option, the Business Day on which that Option is deemed to have been granted in accordance with the terms of the New Share Option Scheme
"Company"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Connected Person"	shall have the meaning ascribed to it under the Listing Rules
"Corporate Communications"	any document issued or to be issued by the Company for the information or action of holders of any of its securities, including without limitation any Annual Report and Accounts, Financial Summary, interim report, notice of meeting and circular

"Director"	includes any person who occupies the position of a director, by whatever name called, of the Company or otherwise as the context may require
"Eligible Participant"	any person who satisfies the eligibility criteria under the New Share Option Scheme
"Employee"	any full-time or part-time employee of the Company or its Subsidiaries
"Exercise Period"	in respect of any particular Option, the period to be notified by the Board to each Grantee which the Board may in its absolute discretion determine, save that such period shall not be more than 10 years from the Commencement Date
"Exercise Price"	the price per share at which a Grantee may subscribe for Shares upon the exercise of an Option pursuant to the terms and conditions of the New Share Option Scheme
"Existing Share Option Scheme"	the existing share option scheme adopted by the Company by way of a written resolution of the shareholders of the Company dated 1st March, 2000
"Extraordinary General Meeting"	an extraordinary general meeting of the Company to be held at The Conrad Hong Kong Hotel, 88 Queensway, Admiralty, Hong Kong on Wednesday, 22nd May, 2002, at 11:45 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company convened at 11:30 a.m. on the same day and at the same place) or any adjournment thereof
"Financial Summary"	a summary financial report which is derived from and summarises the Annual Report and Accounts in accordance with the Companies Ordinance
"Grantee"	any Eligible Participant who accepts the Offer or (where the context permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the Eligible Participant (being an individual)
"Group"	the Company and its Subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of The People's Republic of China for the time being
"Independent Director(s)"	the independent Non-Executive Director(s) for the time being, or a duly authorised committee thereof
"Latest Practicable Date"	17th April, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange as amended, supplemented or otherwise modified from time to time

"New Share Option Scheme"	the New Share Option Scheme to be adopted by the Company pursuant to the Ordinary Resolution No. 1 as set out in the Notice of Extraordinary General Meeting in its present or any amended form
"Notice of Extraordinary General Meeting"	the notice convening the Extraordinary General Meeting as set out on pages 18 to 20 of this circular
"Offer"	an offer by the Company to an Eligible Participant to accept an Option in accordance with the New Share Option Scheme
"Option(s)"	a right to subscribe for Shares granted pursuant to the New Share Option Scheme
"Ordinary Resolutions"	the proposed ordinary resolutions as referred to in the Notice of Extraordinary General Meeting
"Relevant Experts"	the Auditors or, in relation to any matter, an independent financial advisor to the Company appointment in relation to that matter by the Board
"Share(s)"	shares of HK$0.10 each of the Company, or, if there has been a sub-division, consolidation, reclassification of or reconstruction of the share capital of the Company, shares forming part of the ordinary share capital of the Company
"Special Resolutions"	the proposed special resolutions as referred to in the Notice of Extraordinary General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary (within the meaning of the Companies Ordinance) for the time being and from time to time of the Company


SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Richard John SIEMENS *(Co-Chairman)*
Mr. Edward Wai Sun CHENG *(Co-Chairman)*
Mr. William Bruce HICKS *(Group Managing Director)*
Mr. Kuldeep SARAN
Mr. Andrew Chun Keung LEUNG
Mr. Craig Edward EHRLICH

Non-executive Directors:
Mr. Peter Kin Ngok LAM
Mr. Simon MURRAY
Mr. Michael TRIGUBOFF
Mr. George Kin Wah WONG
Mr. Hongqing ZHENG

Independent Non-executive Directors:
Mr. Henry Michael Pearson MILES
Mr. Robert John Richard OWEN

Registered Office:
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman
British West Indies

Principal Place of Business:
13th Floor, Warwick House
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

24th April, 2002

To the shareholders and, for information only,
the existing share option holders of the Company

Dear Sir or Madam,

PROPOSALS INVOLVING AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY, ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE OPERATION OF THE EXISTING SHARE OPTION SCHEME

1. INTRODUCTION

This circular sets out the information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the Special Resolutions to approve the proposed amendments to the Company's Articles of Association which would permit the Company to take advantage of new legislation. This circular also includes a summary of the principal terms of the New Share Option Scheme sent to the shareholders of the Company in compliance with the Listing Rules to give all information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Ordinary Resolution to approve the adoption of the New Share Option Scheme and termination of the operation of the Existing Share Option Scheme.

2. AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Until the Listing Rules were recently changed, it was necessary for the Company to send each shareholder a copy of its Annual Report and Accounts. The new provisions of the Listing Rules permit the Company to offer shareholders the chance to elect to receive a Financial Summary in place of the Annual Report and Accounts. The new provisions also allow the Company to offer shareholders the opportunity to choose not to receive a printed copy of any Corporate Communications from the Company and to rely instead on the versions of those Corporate Communications that will be published on the Company's website. Following such recent amendments to the Listing Rules, it is also now possible for the Company's shareholders to choose to receive the English language version only, the Chinese language version only or both versions of any Corporate Communications.

The Annual Report and Accounts for 2001 ran to more than 150 pages and, not least because the Company has a large and international shareholder base, the costs to the Company of printing, despatching and posting the Annual Report and Accounts to shareholders and others have previously been very high. The costs of sending printed copies of the Company's Corporate Communications, in both English and Chinese languages, to its shareholders have also been significant in the past years. The Company wishes both to save costs for the benefit of its shareholders and to reinforce its commitment to environmentally friendly methods of carrying out its business. Significant cost savings could be enjoyed by the Company by virtue of the new legislation and changes to the Listing Rules. The Financial Summary will be more concise than the Annual Report and Accounts and, therefore, is expected to be more user-friendly for shareholders than the Annual Report and Accounts. By allowing the Company's shareholders to choose the language in which they wish to receive the Corporate Communications, the unnecessary wastage of the Company's resources in the exercise could also be reduced or avoided.

In its present form, Article 152 of the Articles of Association does not allow the Company to distribute the Financial Summary to shareholders who would prefer to receive that document in place of the Annual Report and Accounts, nor does it clearly specify the language in which the Annual Report and Accounts should be distributed to shareholders. Article 152 also prevents any shareholder from relying on the Company's website in preference to receiving a printed copy of either the Financial Summary or the Annual Report and Account. Similarly, appropriate amendments will need to be made to the definition of "Notice" in, and Articles 159 to 161 of, the Articles of Association to allow the shareholders to choose to receive Corporate Communications by electronic means and in either the English or Chinese language or both. Consequently, Special Resolutions (the particulars of which are set out in the Notice of the Extraordinary General Meeting) to amend these provisions of the Articles of Association will be proposed at the Extraordinary General Meeting.

If these Special Resolutions are passed and in compliance with legislation and the Listing Rules, the Company will be able to offer its shareholders the chance to receive the Financial Summary in place of the Annual Report and Accounts as well as the opportunity to rely on versions of any Corporate Communications that will be published on the Company's website rather than receiving a printed copy of such Corporate Communications. The Company's shareholders will also be able to choose to receive either the English language version or the Chinese language version, or both versions, of these Corporate Communications.

3. ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE OPERATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted by the Company on 1st March, 2000 by way of shareholders' written resolution and will expire on 28th February, 2010. In view of the recent changes to Chapter 17 of the Listing Rules which governs the operation of share option schemes, the Directors propose to recommend to shareholders at the Extraordinary General Meeting to approve the adoption of the New Share Option Scheme and simultaneously terminate the operation of the Existing Share Option Scheme. As at the Latest Practicable Date, the Company has not adopted any share option scheme other than the Existing Share Option Scheme.

It is proposed that subject to the approval of the shareholders of the Company of the adoption of the New Share Option Scheme at the Extraordinary General Meeting, the operation of the Existing Share Option Scheme shall be terminated with effect from the conclusion of the Extraordinary General Meeting (such that no further options could thereafter be offered under the Existing Share Option Scheme but in all other respects the provisions of the Existing Share Option Scheme shall remain in full force and effect) and the New Share Option Scheme will take effect, subject to the Stock Exchange granting the necessary approvals for the listing of and dealing in the Shares to be issued and allotted pursuant to the exercise of Options in accordance with the terms and conditions of the New Share Option Scheme, on the date of its adoption at the Extraordinary General Meeting. Operation of the New Share Option Scheme will commence after all conditions precedent have been fulfilled.

The Directors consider that in order to enable the Group to attract and retain Employees of appropriate qualifications and with the necessary experience to work for the Group, it is important that the Group should continue to provide such Employees with an additional incentive by offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long-term success of the business of the Group. The Directors further consider that in order to enable the Group to motivate Eligible Participants (other than the Employees) to optimise their performance and efficiency for the benefit of the Group and to attract and retain or otherwise maintain on-going business relationship with such Eligible Participants whose contributions are or will be beneficial to the long-term growth of the Group, it is important that the Group should be permitted to provide them, where appropriate, with an additional incentive by also offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long term success of the business of the Group. By offering the Options to the Eligible Participants upon such terms as may be permitted under the New Share Option Scheme, such Eligible Participants may exercise their Options at any time within the Exercise Period (where applicable, subject to any terms of the grant of such Options) to acquire a monetary gain or ownership interest in the Company which may in turn provide a further incentive to them for advancing their performance. It is therefore proposed that the New Share Option Scheme for the benefit of the Eligible Participants be adopted at the Extraordinary General Meeting. A summary of the principal terms of the New Share Option Scheme is set out in the Appendix hereto.

Under the Existing Share Option Scheme, a total of 193,391,844 options have been granted, out of which no options have been exercised, 26,771,480 options have lapsed and 166,620,364 options remain outstanding as at the Latest Practicable Date. Save as aforesaid and up to the Latest Practicable Date, no other options have been granted under the Existing Share Option Scheme or any other schemes. The Directors confirm that between the date of this circular and the Extraordinary General Meeting, they will not grant any further option under the Existing Share Option Scheme.

As at the Latest Practicable Date, the Company has 2,990,000,000 Shares in issue. Assuming that there is no change in the Shares in issue between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares that may be issued upon exercise of all Options which may be granted under the New Share Option Scheme and options to be granted under any other schemes of the Company will be 299,000,000 Shares, being 10 per cent. of the Shares in issue as at the Latest Practicable Date.

In respect of the operation of the New Share Option Scheme, the Company will comply with all relevant requirements under Chapter 17 of the Listing Rules.

4. VALUE OF THE OPTIONS

The Directors consider it inappropriate to value all the options that can be granted under the New Option Scheme on the assumption that they were granted on the Latest Practicable Date. There are a number of factors critical for determining such a valuation which cannot be reasonably determined at this stage as no Options have actually been granted. These factors include, without limitation, the Exercise Period as well as the other terms and conditions of the grant, particularly those conditions which may be contingent in nature, such as performance targets or other continuing eligibility criteria which the Board may prescribe on a case by case basis upon the grant of an Option. The Directors have decided not to provide a valuation of the Options based on a large number of speculated assumptions, as this would not be meaningful and may be misleading to shareholders. However, shareholders should note that, in compliance with the Listing Rules, estimated valuations of options granted during any financial period will be provided based on the Black-Scholes option pricing model, the binominal model or a comparable generally accepted methodology as at the end of the relevant financial period for any interim or final results of the Company.

5. CONDITIONS PRECEDENT OF THE NEW SHARE OPTION SCHEME

The adoption of the New Share Option Scheme is subject to the following conditions:

(i) the approval of the shareholders of the Company for the adoption of the New Share Option Scheme; and

(ii) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Shares in the Company to be issued and allotted pursuant to the exercise of the Options in accordance with the terms and conditions of the New Share Option Scheme.

Subject to satisfaction of the above conditions, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and options to be granted under any other schemes of the Company shall not, in aggregate, exceed 10 per cent. of the Shares in issue as at the date of approval of the New Share Option Scheme. Pursuant to the Listing Rules, the Company may obtain approval from its shareholders to refresh the 10 per cent. limit. However, the maximum number of Shares which may be issued upon exercise of all options outstanding and yet to be exercised under the New Share Option Scheme and any other schemes shall not exceed 30 per cent. of the Shares in issue from time to time.

An application has been made to the Stock Exchange for obtaining the above-mentioned approval.

The New Share Option Scheme may be altered in any respect by resolution of the Board except that the terms referred to in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Grantees or prospective Grantees except with the prior approval of the shareholders of the Company in general meeting. Once the New Share Option Scheme is adopted, any alterations to the terms and conditions thereof, which are of a material nature, must be approved by the shareholders of the Company in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme. The amended terms of the New Share Option Scheme and all Options must continue to comply with the relevant requirements of Chapter 17 of the Listing Rules.

6. EXTRAORDINARY GENERAL MEETING

Notice of the Extraordinary General Meeting is set out on pages 18 to 20 of this circular. A form of proxy for use at the Extraordinary General Meeting is also enclosed therewith.

The Ordinary Resolutions (the particulars of which are set out in the Notice of the Extraordinary General Meeting) will be proposed at the Extraordinary General Meeting to approve the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme with effect from the conclusion of the Extraordinary General Meeting.

The Special Resolutions (the particulars of which are set out in the Notice of the Extraordinary General Meeting) will also be proposed at the Extraordinary General Meeting to amend the relevant provisions of the Company's Articles of Association in the following areas:

(i) that shareholders shall have the right to choose to receive either the Financial Summary or the Annual Report and Accounts;

(ii) that shareholders shall have the right to choose to receive Corporate Communications by electronic means or in printed copies; and

(iii) that shareholders shall have the right to choose to receive Corporate Communications in either the English or Chinese language, or both.

7. ACTION TO BE TAKEN

A shareholder may appoint a proxy to attend and vote in his place. A proxy need not be a shareholder. A completed form of proxy must be deposited with Central Registration Hong Kong Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude shareholders of the Company from attending and voting in person at the Extraordinary General Meeting if they so wish. A copy of the New Share Option Scheme will be available for inspection during normal business hours at the head office and principal place of business of the Company at 13th Floor, Warwick House, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong during the 21-day period immediately preceding the Extraordinary General Meeting and at the Extraordinary General Meeting itself.

8. RECOMMENDATIONS

The Directors believe that the adoption of New Share Option Scheme and the termination of the Existing Share Option Scheme are all in the best interests of the Company and its shareholders and so recommend you to vote in favour of the Ordinary Resolutions at the Extraordinary General Meeting. The Directors also believe that the amendments to the Articles of Association would offer greater flexibility to the shareholders and significant cost savings to the Company, and so recommend you to vote in favour of the Special Resolutions at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of the Board
SUNDAY Communications Limited
William Bruce Hicks
Group Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

SUMMARY OF THE NEW SHARE OPTION SCHEME

The following is a summary of the principal terms of the New Share Option Scheme to be submitted to the shareholders of the Company for adoption at the Extraordinary General Meeting:

(1) Purpose of the New Share Option Scheme

(a) The New Share Option Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions that Eligible Participants had made or may make to the Group.

(b) The New Share Option Scheme will provide the Eligible Participants with an opportunity to have a personal stake in the Company with the view to achieving the following objectives:

(i) recognise and acknowledge the contributions that Eligible Participants have (or may have) made or may make to the Group (whether directly or indirectly);

(ii) motivate the Eligible Participants to optimise their performance and efficiency for the benefit of the Group;

(iii) attract, retain and appropriately remunerate the best possible quality of Employees and other Eligible Participants;

(iv) enhance its business, employee and other relations; and/or

(v) retain maximum flexibility as to the range and nature of rewards and incentives which the Company can offer to Eligible Participants.

(2) Who may join and basis for determining eligibility

(a) The Board may at its discretion grant Options to: (i) any Director, Employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company ("Affiliate"); or (ii) the trustee of any trust the beneficiary of which or any discretionary trust the discretionary objects of which include any Director, Employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or an Affiliate; or (iii) a company beneficially owned by any Director, Employee, consultant, customer, supplier, agent, partner, shareholder, adviser of or contractor to the Group or an Affiliate.

(b) In order for a person to satisfy the Board that he/she/it is qualified to be (or, where applicable, continues to qualify to be) an Eligible Participant, such person shall provide all such information as the Board may request for the purpose of assessing his/her/its eligibility (or continuing eligibility). The Board shall (subject to the provisions of this Scheme) have absolute discretion as to whether or not to grant Options to any particular Eligible Participant.

(c) Each grant of Options to a Director, Chief Executive or Substantial Shareholder or any of their respective Associates must be approved in accordance with the requirements of the Listing Rules.

(3) Grant of Options

(a) On and subject to the terms of the New Share Option Scheme, the Board shall be entitled on any Business Day within 10 years commencing on the Adoption Date to offer the grant of an Option to any Eligible Participant as the Board may in its absolute discretion select in accordance with paragraph (2).

(b) The Board shall fully comply with the relevant provisions of the Listing Rules from time to time in force when granting Options, and in particular, when granting Options to Connected Persons.

(c) The Board shall not offer the grant of an Option to any Eligible Participant (i) after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the relevant requirements of the Listing Rules; or (ii) within such period (as the Listing Rules may require from time to time) immediately preceding the earlier of the date of the board meeting for the approval of the Company's results and the deadline for the Company to publish its results announcement under the Listing Rules, until such information has been announced pursuant to the relevant requirements of the Listing Rules.

(d) Subject to the provisions of the New Share Option Scheme, the Listing Rules and other applicable rules and regulations, the Board may, on a case by case basis and at its discretion when offering the grant of an Option, impose any conditions, restrictions or limitations in relation thereto additional to those expressly set forth in the New Share Option Scheme as it may think fit (which shall be stated in the letter containing the Offer of the grant of the Option) including (without prejudice to the generality of the foregoing):

(i) the continuing eligibility of the Grantee under this New Share Option Scheme, and in particular, where the Board resolves that the Grantee has failed or otherwise is or has been unable to meet the continuing eligibility criteria, the Option (to the extent it has not already been exercised) shall lapse;

(ii) the continuing compliance of any such terms and conditions that may be attached to the grant of the Option, failing which the Option (to the extent it has not already been exercised) will lapse unless otherwise resolved to the contrary by the Board;

(iii) in the event that the Eligible Participant is a corporation, that any material change of the management and/or shareholding of the Eligible Participant shall constitute a failure to meet the continuing eligibility criteria under the New Share Option Scheme;

(iv) in the event that the Eligible Participant is a trust, that any material change of the beneficiaries of the Eligible Participant shall constitute a failure to meet the continuing eligibility criteria under the New Share Option Scheme;

(v) in the event that the Eligible Participant is a discretionary trust, that any material change of the discretionary objects of the Eligible Participant shall constitute a failure to meet the continuing eligibility criteria under the New Share Option Scheme;

(vi) conditions, restrictions or limitations relating to the achievement of operating or financial targets; and

(vii) the satisfactory performance of certain obligations by the Grantee.

(4) Payment on acceptance of option offer

HK$1.00 is payable by each Eligible Participant to the Company on acceptance of the offer of an Option, which shall in any event be paid no later than 28 days after the date of the offer.

(5) Exercise Price of Shares

The Exercise Price for any particular Option under the New Share Option Scheme will be a price determined by the Board at the time of grant of the relevant Option and notified to each Grantee and will be not less than the highest of (i) the closing price of Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of the relevant Option, which must be a Business Day, (ii) an amount equivalent to the average closing price of a Share as stated in the Stock Exchange's daily quotation sheets for the five Business Days immediately preceding the date of grant of the relevant Option and (iii) the nominal value of a Share. The Exercise Price shall also be subject to any adjustments made in a situation contemplated under paragraph (11).

(6) Maximum number of Shares

(a) The maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other schemes must not, in aggregate, exceed 30 per cent. of the Shares of the Company in issue from time to time. No Options may be granted under any scheme of the Company (including the New Share Option Scheme) if this will result in the said 30 per cent. limit being exceeded.

(b) The total number of Shares available for issue under Options which may be granted under the New Share Option Scheme and any other share option schemes (excluding those options that have already been granted by the Company prior to the date of approval of the New Share Option Scheme) must not, in aggregate, exceed 10 per cent. of the issued share capital of the Company as at the date of approval of the New Share Option Scheme by the shareholders of the Company (the "Scheme Mandate Limit") unless shareholders' approval has been obtained pursuant to sub-paragraph (c) or (d) below.

(c) The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting from time to time provided that the Scheme Mandate Limit so refreshed must not exceed 10 per cent. of the issued share capital of the Company at the date of the approval of the refreshment by the shareholders of the Company. Upon any such refreshment, all Options granted under the New Share Option Scheme and any other share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the New Share Option Scheme or any other share option scheme of the Company and exercised options) prior to the approval of such refreshment shall not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. A circular must also be sent to the shareholders of the Company containing such information from time to time required by the Listing Rules.

(d) The Board may seek separate shareholders' approval in general meeting to grant Options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the Options in excess of the Scheme Mandate Limit (whether or not refreshed) are granted only to the Eligible Participants specified by the Company before such approval is sought and the Company must issue a circular to the shareholders of the Company containing such information from time to time required by the Listing Rules in relation to any such proposed grant to such Eligible Participants.

(e) No Option may be granted to any Eligible Participant which, if exercised in full, would result in the total number of Shares issued and to be issued upon exercise of the share options already granted or to be granted to such Eligible Participant under the New Share Option Scheme (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1 per cent. of the issued share capital of the Company as at the date of such new grant. Any grant of further share options above this limit shall be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at general meeting.

(f) Subject to the provisions of the New Share Option Scheme, the maximum number of Shares referred to in this paragraph (6) shall be adjusted, in such manner as the Relevant Experts shall certify as fair and reasonable in accordance with paragraph (11).

(7) Time of exercise of Option

(a) Subject to certain restrictions contained in the New Share Option Scheme, an Option may be exercised in accordance with the terms of the New Share Option Scheme and the terms of grant thereof at any time during the applicable Exercise Period.

(b) There is no general requirement on the minimum period for which an Option must be held or the performance targets which must be achieved before an Option can be exercised under the terms of the New Share Option Scheme. However, at the time of granting any Option, the Board may, on a case by case basis, make such grant subject to such conditions, restrictions or limitations in relation to the minimum period of the Options to be held and/or the performance targets to be achieved as the Board may determine in its absolute discretion.

(8) Rights are personal to Grantee

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option, failing which the Option (to the extent it has not already been exercised) shall lapse.

(9) Rights on ceasing to be an Eligible Participant

Where an Option was granted subject to certain continuing conditions, restrictions or limitations on the Grantee's eligibility and the Board resolves that the Grantee has failed or otherwise is or has been unable to meet such continuing eligibility criteria, the Option (to the extent it has not already been exercised) shall lapse.

(10) Rights on death/ceasing employment

(a) If the Grantee (being an individual) dies before exercising the Option in full, his or her legal personal representative(s) may exercise the Option up to the Grantee's entitlement (to the extent exerciseable as at the date of his death and not exercised) within a period of 12 months following his death or such longer period as the Board may determine.

(b) Subject to sub-paragraph (c), if the Grantee who is an Employee ceases to be an Employee for any reason other than his death or the termination of his employment on one or more of the following grounds that:

(i) he/she has been guilty of serious misconduct; or

(ii) he/she becomes insolvent or is unable or has no reasonable prospects of being able to pay his debts within the meaning of the Bankruptcy Ordinance (Chapter 6 of the Laws of Hong Kong) or has made any arrangements or composition with his/her creditors generally; or

(iii) he/she has been convicted of any criminal offence involving his/her integrity or honesty,

the Option (to the extent exerciseable as at the date of the relevant event and not exercised) shall lapse on the date of cessation of such employment and not be exercisable unless the Board otherwise determine in which case the Option (to the extent exerciseable as at the date of the relevant event and not exercised) shall be exercisable within such period as the Board may determine.

(c) If the Grantee who is an Employee at the time of the grant of the relevant Option(s) ceases to be an Employee but becomes or, where the Grantee continues to be, a Director, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or an Affiliate (as defined in paragraph (2)), then the Option (to the extent exerciseable as at the date on which such Grantee ceases to be an Employee and not exercised) shall lapse on date of cessation of such employment and not be exercisable unless the Board otherwise determines in which case the Option (to the extent exercisable at the date of the relevant event and not exercised) shall be exercisable within such period as the Board may determine.

(d) If the Grantee, who is a Director, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor of the Group or an Affiliate (as defined in paragraph (2)) but not an Employee, ceases to be a Director, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor of the Group or an Affiliate (as the case may be) for any reason other than his/her death (in the case of a Grantee being an individual), the Option (to the extent exerciseable as at the date of such cessation and not exercised) shall lapse on the date of the relevant event unless the Board otherwise determines in which case the Option (to the extent exercisable as at the date of the relevant event and not exercised) shall be exercisable within such period as the Board may determine.

(11) Effects of alterations to capital

In the event of an alteration in the capital structure of the Company and such event arises from a capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of capital of the Company, excluding any alteration in the capital structure of the Company as a result of an issue of securities as consideration in a transaction to which the Company is a party, and to the extent that the Option is unexercised, corresponding alterations will be made to the number or nominal amount of Shares which are the subject of the Option, the subscription price or the maximum number of Shares subject to the New Share Option Scheme or in respect of which any Eligible Participant shall be entitled. Any such alteration (except where an adjustment arises by way of a capitalisation of profits or reserves unless otherwise expressly required by the Board) shall be certified by the Relevant Experts (i) as being fair and reasonable; (ii) as giving Eligible Participants the same proportion of equity capital as that to which they were previously entitled; (iii) as being made on the basis that the relevant total Exercise Price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event; and (iv) as not requiring any Share to be issued following such adjustment at less than its nominal value as a result thereof.

(12) Rights on a Takeover

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and such offer becomes or is declared unconditional (within the meaning of the Hong Kong Code on Takeovers and Mergers) prior to the expiry date of the relevant Option, the Grantee shall be entitled to exercise the Option (to the extent exercisable as at the date on which the general offer becomes or is declared unconditional and not exercised) in full or in part at any time within such period as shall be notified by the Company.

(13) Rights on a Scheme of Arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed in connection with a scheme for the reconstruction or amalgamation of the Company (other than any relocation schemes as contemplated in Rule 7.14(3) of the Listing Rules), the Company shall give notice to the Grantee on the same date as it gives notice to each member or creditor of the Company summoning the meeting to consider such a scheme of arrangement, and thereupon the Grantee may, by notice in writing to the Company accompanied by the remittance for the total Exercise Price payable in respect of the exercise of the relevant Option (such notice to be received by the Company not later than three Business Days (excluding any period(s) of closure of the Company's share registers) prior to the proposed meeting), exercise the Option (to the extent exerciseable as at the date of notice to the Grantee and not exercised) either in full or in part.

(14) Rights on a Voluntary Winding up

In the event that the Company gives notice of a shareholders' meeting being convened to consider a resolution for the voluntary winding up of the Company, the Company shall forthwith upon such notice being given, give notice to Grantees of the convening of such meeting and thereupon the Grantee may, by notice in writing to the Company accompanied by the remittance for the total Exercise Price payable in respect of the exercise of the relevant Option (such notice to be received by the Company not later than three Business Days (excluding any period(s) of closure of the Company's share registers) immediately prior to the date of the proposed meeting), exercise the Option (to the extent exerciseable as at the date of notice to the Grantee and not exercised) either in full or in part.

(15) Rights attaching to Shares upon exercise of an Option

Shares issued and allotted upon the valid exercise of an Option will rank pari passu in all respects with the other Shares of the same class in issue at the date of allotment.

(16) Lapse of Options

An Option (to the extent such Option has not already been exercised) shall lapse and not be exerciseable on the earliest of:

(a) the expiry of the Exercise Period;

(b) the expiry of the periods referred to in paragraph (10);

(c) subject to the Grand Court of the Cayman Islands not making an order prohibiting the offeror to acquire the remaining Shares in the Offer, the expiry of the period referred to paragraph (12);

(d) the date of commencement of the winding-up of the Company in respect of the situation contemplated in paragraph (14);

(e) the date on which the proposed compromise or arrangement becomes effective in respect of the situation contemplated in paragraph (13);

(f) the date of which the Grantee who is an Employee ceases to be an Employee by reason of the termination of his/her employment on the grounds that he/she has been guilty of serious misconduct, or has become insolvent or is unable or has no reasonable prospects of being able to pay his debts within the meaning of the Bankruptcy Ordinance (Chapter 6 of the Laws of Hong Kong) or has made any arrangements or composition with his/her creditors generally, or has been convicted of any criminal offence involving his/her integrity or honesty;

(g) the date on which a situation as contemplated under paragraph (8) arises;

(h) the date on which the Grantee commits a breach of any terms or conditions attached to the grant of the Option, unless otherwise resolved to the contrary by the Board; or

(i) the date on which the Board resolves that the Grantee has failed or otherwise is or has been unable to meet the continuing eligibility criteria as may be prescribed pursuant to paragraph (9).

(17) Cancellation of Options granted

The Board shall have the absolute discretion to cancel any Options granted at any time at the request of the Grantee provided where an Option is cancelled, a new Option could only be proposed to be granted to the same Grantee if there are available Shares in the authorised but unissued share capital of the Company, and available and ungranted Options within the limits referred to in paragraph (6) (and for the purpose of calculating such limits, the cancelled Options shall be treated as granted Options).

(18) Period of the New Share Option Scheme

Options may be granted to Eligible Participants under the New Share Option Scheme during the period of 10 years commencing on the date of adoption of the New Share Option Scheme.

(19) Alteration to New Share Option Scheme and Termination

(a) The New Share Option Scheme may be altered in any respect by a resolution of the Board except that the provisions of the New Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Grantees or prospective Grantees except with the prior approval of the shareholders of the Company in general meeting.

(b) Any alteration to the terms and conditions of the New Share Option Scheme which is of a material nature, must be approved by the shareholders of the Company in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

(c) Any change to the authority of the Directors or scheme administrator in relation to any alteration to the terms of the Scheme shall require shareholders' approval at general meeting.

(d) The Company by resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further options will be offered but the provisions of the New Share Option Scheme shall remain in force in all other respects.

(20) Conditions of the New Share Option Scheme

The New Share Option Scheme shall take effect subject to the passing of Ordinary Resolutions No. 1 and 2 by the shareholders of the Company at the Extraordinary General Meeting and is conditional upon the Stock Exchange granting approval for the listing of and permission to deal in any Shares which may be issued and allotted pursuant to the exercise of Options in accordance with the terms and conditions of the New Share Option Scheme. Application has been made to the Stock Exchange for obtaining the approval aforementioned.

(21) Administration of the New Share Option Scheme

The New Share Option Scheme shall be administered by the Board whose decision (save as otherwise provided in the New Share Option Scheme) shall be final and binding on all parties.

As at the Latest Practicable Date, no Options have been granted by the Company under the New Share Option Scheme.


SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of SUNDAY Communications Limited will be held at The Conrad Hong Kong Hotel, 88 Queensway, Admiralty, Hong Kong on Wednesday, 22nd May, 2002 at 11:45 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company convened at 11:30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following resolutions as Ordinary Resolutions and Special Resolutions respectively:

ORDINARY RESOLUTIONS

1. "**THAT** conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the approval for the listing of and dealing in the shares to be issued and allotted pursuant to the exercise of options in accordance with the terms and conditions of the New Share Option Scheme which are set out in the printed document marked "A" produced to the meeting and for the purpose of identification signed by the Chairman hereof (the "Scheme") and subject to such amendments to the Scheme as the Stock Exchange may request, the Scheme be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the Scheme, notwithstanding that they or any of them may be interested in the same."

2. "**THAT** subject to and conditional upon the passing of Ordinary Resolution No.1 set out in this Notice and the conditions referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on 1st March, 2000 be hereby terminated with effect from the adoption of the Scheme (such that no further options could thereafter be offered under the existing share option scheme of the Company but in all other respects the provisions of the existing share option scheme of the Company shall remain in full force and effect)."

SPECIAL RESOLUTIONS

3. "**THAT** the definition of 'Notice' in Article 2(1) of the articles of association of the Company be amended as 'written notice (whether in printed form or otherwise) unless otherwise specifically stated and as further defined in these Articles.'"

4. "**THAT** Article 152, 159, 160(b) and 161(1) of the articles of association of the Company be deleted and substituted with the following respectively:

   '152(1) Subject to paragraph (2), a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account (including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the

Auditor's report) or a summary financial report (in such form as may be required by law from time to time) shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

152(2) Where a shareholder (a "Consenting Shareholder") has, subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under law to send a copy of the relevant financial documents and/or the summary financial report, then publication by the Company, in accordance with law, on the Company's computer network of the relevant financial documents and the summary financial report at least twenty-one (21) days before the date of the general meeting shall, in relation to each Consenting Shareholder, be deemed to discharge the Company's obligations under paragraph (1).

159 Any Notice and/or document from the Company to a Member and/or any person entitled thereto may be served by publication on the Company's website and/or by electronic mail and/or given in writing and/or by cable, telex or facsimile transmission message and any such Notice, and (where appropriate) any other document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or electronic mail address or transmitting it to any telex or facsimile transmission number supplied by him to the Company for the giving of Notice and/or sending a document to him or which the person transmitting the Notice and/or document reasonably and bona fide believes at the relevant time will result in the Notice and/or document being duly received by the Member and/or any person entitled thereto or, in the case of any Notice, may be served by advertisement in appropriate newspapers, in each case, in accordance with and subject to the requirements of applicable legislation and/or the requirements of the Designated Stock Exchange from time to time. In the case of joint holders of a share all Notices (and, where appropriate, any other document) shall be given to that one of the joint holders whose name stands first in the Register and Notice (and, where appropriate, any document) so given shall be deemed a sufficient service on or delivery to all the joint holders.

160(b) if published, served or delivered in any other manner contemplated by these Articles, shall be deemed to have been published, served or delivered at the time of publication, personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such publication, service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such publication, service, delivery, despatch or transmission shall be conclusive evidence thereof.

161(1) Any Notice or other document published on the Company's website, transmitted, delivered or sent by post to or left at the registered address of any Member, in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly published, transmitted, served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the publication, transmission, service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such publication, transmission, service or delivery shall for all purposes be deemed a sufficient publication, transmission, service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.'"

5. "**THAT** Article 160 of the articles of association of the Company be amended by inserting the following Article 160(c):

'160(c) may, notwithstanding any provision in these Articles to the contrary but subject always to the requirements of applicable legislation and/or rules and regulations of any Designated Stock Exchange, be given to a Member either in either the English language or the Chinese language, or both; and for the purposes of this Article, such Notice and document shall include (but not limited to):

(i) the Directors' report, the Company's annual accounts together with a copy of the auditors' report and where applicable, its summary financial report;

(ii) the interim report of the Company;

(iii) a notice of meeting;

(iv) a listing document; and

(v) a circular.'"

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 24th April, 2002

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the completed form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be lodged with the Company's branch share registrar in Hong Kong, Central Registration Hong Kong Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited



By: ______________________
Name: Janet Ching Man Fung
Title: Company Secretary

Date: April 25, 2002

HK1:#22007968v1
04/24/02